WISEKEY

ANNUAL

REPORT

2024

WIS@key



INDEX

1.
CEO LETTER TO SHAREHOLDERS



1. CEO LETTER TO SHAREHOLDERS

Dear Shareholders,

As we present the audited report for 2024, I would like to express my sincere appreciation for your continued trust and support. This year has been pivotal in the evolution of WISeKey, marked by foundational technological advances, targeted strategic investments, and the expansion of our global footprint. The audited financial results reflect the disciplined execution of our strategy, our focus on innovation, and our ability to anticipate and shape the rapidly evolving cybersecurity and digital trust landscape.



We concluded 2024 with a strong cash position of over $90 million and a much cleaner balance sheet with significantly reduced debt and warrants, providing us the financial flexibility and strength to continue driving innovation while maintaining long-term sustainability. This liquidity will allow us to invest significantly in key growth areas such as post-quantum cybersecurity, the our generation of post quantum semiconductors, development of new satellite and satellite constellation infrastructure, and blockchain-based transactional ecosystems.

We also initiated a comprehensive resource optimization plan across our operations in Switzerland, France, and the United States, aimed at improving efficiency and aligning talent with our most promising growth initiatives by reinforcing our sales team worldwide with local presence in Asia, USA and ME and Europe.

Throughout the year, WISeKey has deepened its leadership in cybersecurity and digital identity by focusing on sectors and technologies where trust and integrity are paramount. Our semiconductor subsidiary, SEALSQ, has made major advances in the development of post-quantum semiconductors. These efforts have placed WISeKey at the forefront of securing the next generation of connected devices and digital infrastructures against the emerging threats posed by quantum computing. In 2024, we began pilot production of our first generation of quantum resistant chips and reached the final stages of negotiations in Spain to develop a Personalization Semiconductor Center, which is designed to eventually reach a production capacity of over 100 million chips per year. Our goal is to connect this facility with other similar facilities in Asia, America and the Middle East that will be instrumental in our long-term goal to capture 20% of the trusted platform module (TPM) market.

SEALSQ's contribution is further evidenced by the shipment of over 1.75 billion secure elements since inception. These are embedded in critical applications ranging from industrial systems and automotive electronics to smart city infrastructures and national healthcare identification systems in Europe. The division's expansion continues to be a cornerstone of WISeKey's growth strategy.





A highlight of the year was the major progress made with WISeSat, our space-based secure IoT platform. In 2024, WISeSat launched, in cooperation with its partners, an additional number of low earth orbit (LEO) satellites to expand our constellation, providing secure and encrypted data communications for IoT infrastructures worldwide. Most significantly, we signed a landmark agreement with the Swiss Army to co-develop advanced cybersecurity and space-based capabilities. This collaboration not only reflects the strategic value of WISeSat in the national security context but also sets the stage for the potential future launch by WISeSat.Space of a sovereign and secure Swiss satellite constellation. The first dedicated new generation WISeSat satellite under this initiative was launched in January 2025, which will enable critical infrastructure to operate independently of foreign-controlled satellite networks. Six more launches are planned during 2025 and 2026 with the next one currently scheduled for June.

In the blockchain and digital asset space, SEALCOIN is emerging as a key element of our digital trust architecture. Serving as a secure utility token within our ecosystem, SEALCOIN is designed to facilitate authenticated, tamper-proof machine-to-machine and transactional IoT operations. In 2024, SEALCOIN AG is delivering on its foundational promise as a cornerstone of our digital trust architecture. Key regulatory milestones are being achieved, including the clarification of its TIOT token's classification as both a Utility and Payment token. We are also delivering the Minimum Viable Product (MVP) of our SEALCOIN platform, now fully integrated within WISeKey's infrastructure, notably with WISeID, enabling identity provisioning and verified credentials, and INES, issuing authentication certificates for connected devices. This end-to-end integration empowers IoT devices to be securely registered and to autonomously transact via blockchain infrastructures, enabling real-time financial settlement for micro-transaction use cases. Additionally, we are launching a new use-case that enables remote devices to communicate via WISeSat, introducing satellite-based connectivity to our transactional IoT ecosystem. This breakthrough opens up a new dimension for secure, authenticated interactions between IoT devices, even in off-grid or remote environments, vastly extending the reach and reliability of our platform.

WISe.ART, our NFT and digital asset platform, saw strong growth and expanded its global presence as more artists embraced it as their marketplace of choice. It continued to gain recognition as a curated platform for the tokenization of both digital and physical art.

We are now in the final phase of development for a revamped version of the platform, with a target launch set for May 2025. This next-generation release will integrate Hedera Hashgraph blockchain and introduce a broad set of new smart contracts. These innovations are designed to simplify user interactions and enable entirely new ways to buy, collect, and engage with digital and physical art—making the platform more accessible and intuitive for a broader audience.

Built on a secure blockchain infrastructure, WISe.ART empowers galleries, museums, and private collectors to authenticate provenance, safeguard intellectual property rights, and unlock new monetization opportunities. Collaborations with renowned institutions and artists have resulted in the onboarding of historically significant works—each secured with digital identities and certificates of authenticity issued through WISeKey's root-of-trust framework.





These advancements are part of a broader vision we are building at WISeKey — one where trust, identity, and security are embedded into every interaction in the digital world. In parallel with these product developments, we have maintained a rigorous and strategic investment plan. In 2024 alone, we invested $7.0 million in R&D, directed toward the development of post-quantum chips, blockchain applications including SEALCOIN and WISe.Art, ongoing development of WISeID and our WISeSat.Space secure space technologies. These initiatives are not only vital to our innovation roadmap but also crucial in maintaining WISeKey's competitive advantage in a technology landscape undergoing rapid transformation.

Despite the industry-wide cyclical slowdown in the semiconductor market during 2024, our outlook for the future remains strong. We anticipate a large revenue increase in 2025 compared to 2024. This growth is expected to be primarily driven by the integration of chip revenue from new sources, an expansion in chip personalization services and the consolidated revenue from our planned investments. For SEALSQ, we expect the full impact of our growth to arrive in 2026 with the commercial launch of our new products scheduled for Q4 2025. We anticipate that the growth in 2025 and beyond would be fueled by the increasing demand for Post-Quantum Trusted Platform Modules (TPMs), successfully securing new large-scale contracts with governments and enterprises adopting post-quantum cryptographic solutions and growth in SEALSQ's cybersecurity certificate and managed PKI services, alongside consolidated revenue from strategic acquisitions.

The post-quantum cryptography (PQC) market, driven by the need for securing systems against quantum computer attacks, is projected to grow significantly, with an estimated market size of $302.5 million in 2024, expected to reach $1.887 billion by 2029, at a CAGR of 44.2%. Due to high entry barriers, we believe very few players will have the required expertise and IP to build quantum resistant secure chips, which will position SEALSQ as a leading player in this space, especially on the TPM segment.SEALSQ has $93 million in projected contract pipeline over the next three years, with active discussions for over 60 new post-quantum TPM customers.







We expect to also see revenue growth through WISeSat.Space's secure space infrastructure projects, and WISeKey's decentralized identity solutions. Whilst we have certain projects that are expected to mature over the medium term, we believe that others will achieve strong revenue growth in 2025. In particular, we anticipate strong revenue growth through the WISeID platform as we expand our partnerships into new geographies, particularly in Asia, following a successful pilot in Vietnam, and we anticipate the revenues of WISeSat.Space to continue growing through our project with the Swiss Army.The partnerships we have established, particularly in the public sector and defense domains, validate the long-term relevance and necessity of the technologies we are developing.

Our focus for 2025 is clear: we will concentrate on maturing the advanced technologies we have developed and scaling the new revenue generation models emerging from their convergence. We are entering the Year of WISeKey Convergence — a pivotal phase where multiple strategic paths merge into a unified vision. Fast forward to today, and we realize that this three-fold process of combination, convergence, and compounding is not a one-time event, but a continuous and accelerating phenomenon.

Distinct technologies — from semiconductors to satellites, from blockchain to AI and digital identity — are now fusing, often in unexpected ways, creating hybrid solutions capable of tackling the world's most complex problems. These combinations are no longer confined to single industries or silos; they converge into unified systems across sectors, reshaping how we understand infrastructure, security, identity, and value exchange. As these converged systems interact, they create a powerful compounding effect — where each iteration strengthens the next, triggering exponential innovation.

This co-evolution of technologies, once glimpsed through historical patent analysis, is now setting the rhythm for a new tempo in global innovation. Technologies are beginning to "move in harmony," no longer isolated but interdependent, compounding their capabilities and creating new ecosystems of trust. At WISeKey, we are not just witnessing this transformation — we are shaping it.

On behalf of the entire WISeKey family, I thank you for your continued confidence and support. Together, we are building the secure, convergent digital world of the future — one where innovation, identity, and trust evolve together.

Sincerely,
Carlos Creus Moreira
Founder, Chairman & CEO
WISeKey International Holding Ltd

Carlos Moreira

CEO



2. MANAGEMENT DISCUSSION & ANALYSIS



2. Management Discussion & Analysis of Financial Condition and Results of Operations

The following Management Discussion and Analysis ("MD&A") is intended to provide a reader of WISeKey's financial statements with a narrative explanation from management's perspective of the financial and other significant factors that have impacted and could impact the company's performance.

2.1. FY2024 Key Milestones

The key highlights of the year ended December 31, 2024 ("FY2024") are:

- **$90.6 million cash balance** allowing WISeKey to pursue M&A interests and strengthen its sales team, while maintaining its strong R&D investments to offer technologically up-to-date solutions.
- **First engineering samples of our new quantum resistant secure microcontroller delivered in Q4 2024**, in line with our semiconductors' R&D plan initiated in 2022 and on target to ensure that our **QVault-TPM**, our next generation of secure microcontrollers built by SEALSQ on our new Secure RISC-V CPU, is available to the market in Q4 2025.
- In our semiconductors vertical, SEALSQ, **39 new "Design-IN's" across all product lines and over 60 Qualified leads in relation to our Trusted Platform Module (TPM), QVault-TPM**, expected to be released in 2025.
- Signed a **landmark agreement with the Swiss Army to co-develop advanced cybersecurity and space-based capabilities.** The first new generation WISeSat satellite under this initiative was launched in January 2025.
- **Incorporated SEALCOIN AG**, serving as a secure utility token within our ecosystem, designed to facilitate authenticated, tamper-proof machine-to-machine and transactional IoT (TIoT) operations.
- **$11.9 million revenue**, an expected sharp decrease as a result of a transitional year with semiconductors customers gradually shifting to our next-generation quantum-resistant solutions and delayed building inventory until the release alongside the impact of the excess inventory accumulation by customers in 2023.
- **$7 million investments in R&D**, this investment is essential to develop our post-quantum chip and next-generation product range and support our growth in future years.





A summary of the key performance metrics of the Group is set out in the table below:

US GAAP ($'000)	12 months ended December 31,	
	2024	2023
Net sales	11,875	30,918
Gross profit	4,293	14,744
Operating loss as reported	(27,423)	(13,300)
Net loss as reported	(31,943)	(15,449)
Cash and cash equivalents	90,600	15,311

2.2. Discussion & Analysis

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2024 were $90.6 million, compared to $15.3 million at December 31, 2023. Our strong cash balance at the end of 2024 is mainly due to the cash injection from three Registered Direct Offerings and the exercise of most of our outstanding warrants in December 2024, both at SEALSQ Corp level, and convertible financing facilities at the parent level. We expect to use this liquidity to fund our operations, develop our sales team, support our R&D expenses for our next-generation solutions and to finance our M&A activity.

The most significant sources of funding of the Group are external financing, customer sales, and research tax credits provided by the French government. We anticipate that our ability to resort to external funding in future will be closely linked to the performance of the WISeKey ordinary shares on the SIX Swiss Exchange and of its American Depositary Shares (ADS's) on the Nasdaq.

Revenue

Our total revenue for the year ended December 31, 2024, decreased by USD 19 million or 62% from prior period. This decrease, fully attributable to our Semiconductors segment, was expected, and reflects the Company's transition towards post-quantum semiconductor technologies as customers gradually shifted from our traditional semiconductors to our next-generation quantum-resistant solutions and delayed building inventory until release of our new post-quantum resistant semiconductor.

The Group is developing its next-generation secure semiconductors range built on the new Secure RISC-V CPU with a state-of-the art secure firmware stack on it, compliant with the Trusted Computing Group definition of a Trusted Platform Module 2.0 (TPM 2.0) and with the NIST FIPS 140.3 certification requirements, under the project name QUASAR for QUAntum resistant Secure ARchitecture.





Management believes that the QUASAR R&D project is essential to ensure that the Group's Semiconductors segment remains competitive in the future because customers and IT providers are turning to more secure equipment. For instance, one of Windows 11's operating system requirements is TPM 2.0 implementation. Microsoft has stated that this is to help increase security against firmware attacks[1]. Additionally, the United States Department of Defense (DoD) specifies that "new computer assets (e.g., server, desktop, laptop, thin client, tablet, smartphone, personal digital assistant, mobile phone) procured to support DoD will include a TPM version 1.2 or higher where required by Defense Information Systems Agency (DISA) Security Technical Implementation Guides (STIGs) and where such technology is available"[2]. We have involved our customers in this transition to make sure that our new product range will suit their needs. With this strategy, we expect to get their buy-in for our long-term product strategy but, in the short term, this has also led some of our customers to also prepare the transition into the next-generation products and we expect some holdback on volumes during this transition.

In the semiconductor industry, the development of a new product range involves complex engineering which takes months. The QUASAR project was launched in 2022. The design phase was completed in Q2 2024 as planned, with the first engineering samples available by Q4 2024; the first samples of QVault-TPM were shared with key customers in Q1 2025 and the commercial release is planned for Q4 2025, with full production expected in 2026.

The current revenue of our Semiconductors segment is comparable to those of its quantum-focused peer group due to the early-stage adoption of the technology. Our next-generation quantum-resistant semiconductors are due to be released in the last quarter of 2025. Our Semiconductors segment's revenue trend also highlights the impact of market normalization following the semiconductor supply chain disruptions caused by the COVID-19 pandemic. The excess inventory accumulation by customers in 2023 resulted in lower 2024 order volumes as clients utilized existing stock before making new purchasing commitments.

WISeKey has also started several projects around its mPKI solutions, such as WISeSat, SEALCOIN and WISe.ART, relying on its underlying digital identity control technology, WISeID, with an aim to diversifying its solution offering and revenue sources in future periods (See Item 3.5. Business Overview for information regarding these projects.) Key developments on these projects include:

- In 2024, WISeSat.Space formalized agreements with RUAG, the strategic integrator for the Swiss Armed Forces, for a national defense project focused on device-to-device communications, signed an agreement with Bernardino Abad Grupo Logístico to equip its entire fleet of 40 and 45-foot containers with our state-of-the-art WISeContainer IoT sensors, and entered into an MoU with Tránsitos y Transportes Logísticos S.L to also equip its entire fleet of trucks and platforms with WISeContainer IoT sensors. These developments and PoCs (Proof of Concept) are expected to serve as use cases to expand the activities of WISeSat.Space.

- In 2024, SEALCOIN successfully conducted a PoC for TIoT transactions between two devices, proving its ability to disintermediate service providers and securely manage decentralized device interactions. It is now in search of partners to perform other PoCs and demonstrate its readiness for industrialization.





- In 2024, WISe.ART reached new heights with new partnerships and several major charity events, currently supporting a community of 217 participating artists from around the world with 2,750 works uploaded on the platform. Additionally, WISe.ART has started work on a Web3, tokenization with a view to launching a utility coin to allow users who own coins to access benefits on the WISe.ART platform.

- WISeID has significantly increased the business related to Transport Layer Security (TLS) over 2024 and improved the WISeID platform, a fully-fledged solution for personal identity, adopted by the Government of Seychelles as its National ID platform under the name "SeyID". During 2024 WISeKey has been successfully enlarging the capabilities of SeyID, including the introduction of a "Document Wallet" feature, which allows Seychellois citizens to receive and store official documents sent by the Government, in digital format, from the "SeyID App", eliminating the need to carry the physical documents, such as a birth certificate, in their daily activities.

Gross Profit

Our gross profit decreased by USD 10.5 million to USD 4.3 million (gross margin of 36%) in the year ended December 31, 2024 in comparison with a gross profit of USD 14.7 million (gross margin of 48%) in the year ended December 31, 2023. Most of the decrease in gross profit is the direct result of the decrease in revenue year-on-year.

This decrease is mostly attributable to our Semiconductors segment where gross profit decreased by USD 10.3 million and gross profit margin decreased by 13 percentage points from 47% in 2023 to 34% in 2024. This decrease in gross profit margin is expected to be temporary and is essentially due to the costs of inventory that remain high, with some incompressible fixed costs, while our customers are using their own stock and we are therefore shipping less parts until customers can take delivery of new products. This is illustrated by the increase in the Days Sales of Inventory (DSI) of our Semiconductors segment from 145 in the year 2023 to 168 in 2024. As customers use up the stock they have built and progressively resume ordering new products and next-generation products, the gross profit margin is expected to rise back to previous average levels.

Other operating income

We do not have recurring other operating income that contributes to our profit.

In 2024 and 2023, the main components of our other operating income consisted of recharges for the use of our premises by OISTE (see Note 37 of our consolidated financial statements as at December 31, 2024) for USD 180,925 and USD 118,886 respectively.





Research & development expenses

Our research and development ("R&D") expenses include expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Our R&D expenses increased by USD 2.6 million between 2024 and 2023. Although we have refocused our R&D efforts, it remains a large part of our operating expenses with USD 7 million spent in the year ended December 31, 2024, representing 22% of total operating expenses. A total of USD 1 million of this increase relates to the investment required to develop our next-generation products and solutions, especially our post-quantum QUASAR program. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in new cybersecurity developments and future applications, such as the development of our new verticals, WISeSat.Space, SEALCOIN and WISe.ART.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary SEALSQ France is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our S&M expenses amounted to USD 8.6 million for the year ended December 31, 2024, hence an increase by USD 2.2 million in comparison to the S&M expenses of USD 6.4 million net of stock-based compensation incurred in 2023. This increase mostly relates to changes in the S&M team make up to allow our sales force to better serve the post-quantum market, thereby aligning with our R&D efforts and supporting the launch of our new quantum resistant secure chips in Q4 2025. Additionally, 2024 saw an increase in management bonuses by USD 0.6 million following the exceptional communication campaign to raise awareness on the Group's post-quantum technology developments.





General & administrative expenses

Our general & administrative ("G&A") expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our G&A expenses of USD 16.3 million for the year ended December 31, 2024 included a non-cash, stock-based compensation expense of USD 1.2 million. Net of stock-based compensation, our G&A expenses of USD 15.1 million has decreased by USD 2.1 million in comparison with the USD 17.2 million G&A expense net of stock-based compensation for the year ended December 31, 2023. The decrease is mostly attributable to the non-recurring expenses incurred in 2023 for the listing of SEALSQ Corp. While our G&A costs remain high because of, inter alia, legal and audit fees related to the on-going reporting requirements of the Securities Exchange Act, and the other rules and regulations of the SEC, as well as from the costs associated with required filings with the SEC in relation to the various transactions effected by the Group, 2023 saw a peak in G&A expenses in relation to the listing of its subsidiary, SEALSQ Corp, on the NASDAQ.

Our G&A expenses remain and will remain high due to WISeKey's initiatives to expand our geographical footprint and revenue streams, as well as our search for M&A opportunities and the related financing needs. These initiatives require specific professional expertise and legal advice which contribute to our G&A cost base.

Operating Results

As a result of the factors described in the above sections, our USD 27.4 million operating loss for the year ended December 31, 2024 increased by USD 14.1 million compared with our USD 13.3 million operating loss for the year 2023.

This is a direct result of the decrease in gross profit by USD 10.5 million mostly attributable to our Semiconductors segment combined with an increase in operating expenses by USD 3.7 million driven by our R&D initiatives and the alignment of our sales force.





Non-operating income and expenses

The net balance of our non-operating activities in the year ended December 31, 2024 was an expense of USD 1.4 million, which represents a USD 0.5 million decrease in non-operating costs compared with 2023 and its USD 1.9 million net expenses from non-operating activities.

Most of the decrease is attributable to the debt conversion expense of USD 0.6 million incurred in the year ended December 31, 2023 in relation to two financing facilities which were fully used for one and mostly used up for the other. Therefore the debt conversion expense in the year ended December 31, 2024 was limited to USD 0.03 million.

Net Results

In the year ended December 31, 2024, the Company made a net loss of USD 31.9 million. This compares to a net loss position of USD 15.4 million for the year ended December 31, 2023.

The main factors explaining the net loss in the year ended December 31, 2024, are the sharp decrease in revenue and gross profit, and, to a smaller extent, the increase in R&D and S&M expenses incurred for the investment to develop our next-generation solutions and implement our sales strategy.





Consolidated Income Statement of WISeKey Corp

US GAAP ($'000)	12 months ended December 31, 2024	2023	Year-on-Year Variance
Net sales	11,875	30,918	-62%
Cost of sales	(7,104)	(15,754)	-55%
Depreciation of productions assets	(478)	(420)	+14%
Gross profit	**4,293**	**14,744**	-71%
Other operating income	184	167	+10%
Research & development expenses	(7,026)	(4,398)	+60%
Selling & marketing expenses	(8,550)	(6,523)	+31%
General & administrative expenses	(16,324)	(17,290)	-6%
Total operating expenses	**(31,716)**	**(28,044)**	+13%
Operating (loss) / income	**(27,423)**	**(13,300)**	+106%
Non-operating income	1,629	2,374	-31%
Debt conversion expense	(32)	(562)	-94%
Interest and amortization of debt discount	(1,013)	(624)	+62%
Non-operating expenses	(2,018)	(3,107)	-35%
(Loss) / income from before income tax expense	**(28,857)**	**(15,219)**	+90%
Income tax (expense) / income	(3,086)	(230)	+1,242%
Net (loss) / income	**(31,943)**	**(15,449)**	**+107%**





Non-GAAP Financial Measures

In managing the business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures including EBITDA and adjusted net income. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company's results of operations and the factors and trends affecting business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in the Company's underlying performance.This information also enables investors to compare financial results between periods where certain items may vary independent of business performance and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual.Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled "Financial Reconciliation of GAAP to non-GAAP Results (unaudited)."

EBITDA is defined as Operating income/(loss) for the reporting period before depreciation and amortization for the same reporting period.

Non-GAAP to GAAP Reconciliations - WISeKey

(Million USD)	12 months ended December 31,	
	2024	**2023**
Operating loss as reported	(27.4)	(13.3)
Non-GAAP adjustments:		
Depreciation expense	0.7	0.6
EBITDA	**(26.7)**	**(12.7)**
Non-GAAP adjustments:		
Listing-related professional fees*	-	0.3
Adjusted EBITDA	**(26.7)**	**(12.4)**

* The Company's subsidiary, SEALSQ Corp, was listed on May 24, 2023





2.3. Outlook for 2025 and beyond

In our semiconductors vertical, SEALSQ, which was the main revenue contributor in prior years, we anticipate that our QVault-TPM, our next generation of secure microcontrollers built on our new Secure RISC-V CPU developed through our QUASAR project, will be available to the market in Q4 2025. However, WISeKey foresees generating substantial returns from the full-scale commercial deployment of this post-quantum resistant microcontroller starting in 2026.

The Group has therefore taken several initiatives to develop new revenue streams and strengthen net results.

These initiatives include:

- **Quantix Edges: Semiconductor personalization & design center in Spain**
WISeKey and SEALSQ jointly, together with OdinS and TProtege, two Spanish companies with extensive experience in R&D&i (Research & Development & Innovation) worldwide and in the design and manufacturing of IoT devices and solutions, plan to establish in the Region of Murcia a "Center of Excellence in Cybersecurity and Microchips" under the financial umbrella of the Microelectronics and Semiconductors Plan (PERTE CHIP) initiated by Spain.
The project called Quantix Edges is in the final stages of the approval process by the Sociedad Espanola para la Transformacion Tecnologia (SETT), the Spanish government's entity responsible for funding under the PERTE budgets.

- **WISeSat's new generation LEO satellites**
WISeSat technology provides secure and encrypted data communications for IoT infrastructures worldwide which enables critical infrastructure to operate with increased authentication checks and independently of other satellite networks. Six more launches are planned during 2025 and 2026 with the next one currently scheduled for June 2025.

- **SEALCOIN's TIoT commercial launch**
SEALCOIN is in search of partners to perform other PoCs and demonstrate its readiness for industrialization of its TIoT solution clients.

- **Quantum as a Service**
In 2025, WISeKey advanced its commitment to quantum computing by investing in ColibriTD, a pioneering quantum technology company. This strategic investment aims to integrate ColibriTD's Quantum-as-a-Service (QaaS) platform into WISeKey's Quantum Roadmap.

- **Scaled Up Global Footprint**
Throughout 2024, WISeKey strategically expanded its global presence, securing key partnerships with renowned distributors and sales representatives in crucial markets. These alliances have strengthened WISeKey's market position while fueling growth by leveraging each partner's expertise and established networks.



3.
OUR BUSINESS



3. Our Business

The WISeKey Group is at the forefront of authentication and cybersecurity technology. It develops, markets, hosts and supports a range of solutions that enable the secure digital identification and communication of people, content and objects, by generating digital identities that enable its clients to monetize their existing user bases and, at the same time, expand their own eco-system securely by ensuring only authenticated objects and people can connect.

WISeKey's current focus is on post-quantum cryptography (PQC) in order to provide secure, quantum resistant identification means to the market. WISeKey is bringing together four foundational pillars: semiconductors, satellites, blockchain, and digital identity, into unified and interoperable ecosystems. This convergence allows the Group to offer end-to-end solutions to our customers.

For instance, our post-quantum secure chips, developed by SEALSQ are now being embedded into WISeSat satellites, creating a secure backbone for decentralized IoT infrastructure. Blockchain and identity platforms like WISeID and SEALCOIN are being deployed to power autonomous, tamper-proof transactions between machines, satellites, and users.

The following sections provide more details about each product division of WISeKey.

3.1. Our Semiconductors Vertical: SEALSQ

WISeKey's global semiconductor business is run through its subsidiary, SEALSQ.

SEALSQ is a leading innovator in post-quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. Its products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

SEALSQ was established as a subsidiary of WISeKey International Holding AG, combining decades of expertise in cryptographic security and trusted digital infrastructure. Headquartered in Switzerland, SEALSQ operates across Europe, the United States, and other strategic markets. Its solutions provide the foundation of digital trust for businesses and governments worldwide.

SEALSQ's solutions provide the foundation of digital trust for businesses and governments worldwide.

SEALSQ's comprehensive portfolio, which includes secure microcontrollers, PKI services, compliance with IoT standards like Matter, GSMA eUICC root certificates, tailored ASICs, and post-quantum cryptography capabilities, uniquely positions the Company to address evolving market needs. These capabilities, combined with SEALSQ's entry into the TPM market, ensure strong growth potential and market leadership in the cybersecurity and IoT sectors.





a.What does SEALSQ do?

SEALSQ delivers integrated digital security solutions that combine four critical components into a unified offering: Root-of-Trust, Secure Chips, trusted Identity Generation and Management (PKI), and Personalization Services. Together, these components ensure the confidentiality, integrity, and authenticity of connected devices and digital communications.

SEALSQ's offerings are structured around four foundational technology pillars:

1. **Our Swiss-based Post Quantum Root of Trust**:
Offering neutrality, reliability, and is certified by leading industry standards such as WebTrust (browsers), Matter (Smart Home), and Wi-SUN (Smart Grid).

2. **Public Key Infrastructure services**:
Leveraging this root-of-trust we offer a SaaS solution to issue and manage cryptographic credentials that authenticate users, devices, and systems. Our platform uses quantum resistant Cryptographic Algorithms recommended by the National Institute of Standards and Technology (NIST).

3. **Personalization Services**:
Industrial-scale systems for embedding digital identities into secure microcontrollers, enabling seamless integration and secure operation at scale.

4. **Quantum Resistant certified secure microcontrollers**:
Designed to protect and store digital identities, ensuring robust authentication for connected devices and systems.

SEALSQ's comprehensive product range meets the growing demand for secure, certified solutions across industries:

- **Post-Quantum Chips**: SEALSQ is developing two secure microcontrollers with quantum-resistant cryptographic capabilities, scheduled for market release in Q4 2025.

- **VaultIC Secure Microcontrollers**: pre-provisioned cryptographic chips for IoT devices, enabling secure authentication and protection against cyber threats. Recent innovations include VaultIC292 for Matter devices, and VaultIC408 for smart meters and industrial IoT.

- **Public Key Infrastructure (PKI)**: INeS, our PKI-as-a-Service software leverages on our Swiss-based Root of Trust to conveniently and scalably issue and manage trusted device identities ensuring IoT device compliance with protocols such as Matter, Wi-SUN, and WebTrust. Our PKI solutions now include post-quantum algorithms to protect against quantum threats.

- **Personalization Services**: Enabling clients to pre-provision private keys and certificates into chips within 4 weeks, reducing costs and time-to-market. But also, on-line or off-line during device manufacturing using our INeS Box device.





b.Which industries does SEALSQ serve?

SEALSQ solutions serve high-growth industries requiring secure, scalable, and certified solutions. Some examples of the use cases of our products are as follows:

- **Smart Homes & Consumer electronics**: SEALSQ products help device makers accelerating time to market and reducing costs by easing compliance with the growingly adopted Matter protocol that ensures secure and seamless interoperability across connected devices, addressing a market projected to reach $78 billion by 2025 (Source: Statista 2023).

- **Automotive**: Securing Plug-and-Charge infrastructure (EV Charging stations), a sector expected to grow at a 31% CAGR through 2030 (Source: Fortune Business Insights 2022).

- **IoT and Smart Cities**: Protecting billions of IoT devices, with the number of connected devices requiring protection anticipated to reach 28.3 billion units by 2027 (Source: IoT Analytics 2023).

- **Critical Infrastructure**: Securing smart grids and utilities through FIPS 140-3 certified solutions.

- **Healthcare**: Enabling secure communication for medical devices and sensitive patient data.

- **Industrial IoT**: Providing tamper-resistant chips for sensors and mission-critical systems.

SEALSQ semiconductors and PKI services contribute to secure millions of objects: luxury products, routers, gateways, utilities meters, E.V. chargers, drones, authentication dongles, storage memory USB sticks, medical devices, connected door-locks, and a variety of other electronic consumers devices.



Smart Home
Secure Elements pre-provisioned with Matter Device Attestation Certificates: Faster compliance, easier scale-up, and highest security for lower costs
Inventec
Smart Grid
Full Root to Chip security solution FIPS 140-3 certified for leading smart meter manufacturers
Landis+Gyr
EV Charging
Managed PKI solution & ready-to-use FIPS certified secure elements for Charging Stations and Vehicles
VESTEL
Military & Government
Specific integrated solutions for secure communications and vehicles: P25 radios, Secure UAVs
Parrot
IP Protection
Personalized secure elements embedded in electronic boards to protect design Intellectual Property and avoid grey market and counterfeting.
CISCO
Anti-Counterfeiting
Secure elements & PKI to prevent use of counterfeit parts, accessories or consumables
SIEMENS
Healthcare
Solutions to protect patient data confidentiality, track and trace bio-sensitive materials, and avoid counterfeit medical devices or products
Medtronic
Secure Access:
Open hardware platform to run sensitive applications that control access to data (Crypto Wallets, Secure USB storage) or facilities (Smart cards, SIP designs)
LEGIC



c. SEALSQ's Key Differentiators, Our Value Propositions

1. **Digital Security PURE player**:
We focus only on security, unlike our biggest hardware competitors who specialize in a broad range of embedded components.

2. **Digital Security FULL player**:
The only market player integrating all aspects of a connected device's security from the Root-of-Trust to the Secure Elements (secure microcontrollers), including PKI Services and industrial-scale personalization services. This end-to-end approach streamlines security deployment for connected devices and systems, reducing complexity and enhancing protection.

3. **Post-Quantum Technology:**
A key focus and competitive differentiator. SEALSQ is developing two quantum-resistant chips scheduled for release in Q4 2025 and has already integrated post-quantum algorithms into its PKI solutions.

4. **Fabless**:
A cost-efficient, flexible business model focusing on the core profit area of the value chain (semiconductor design and trust services).

5. **Customization / ASICS**:
SEALSQ designs and delivers tailor-made chips to meet the specific performance and security needs of its clients.

6. **Neutral Post Quantum Root of Trust**:
Our Swiss-based Post-Quantum Root of Trust (PQ-RoT), accredited by numerous industry ecosystems and standards such as WebTrust, Matter, GSMA, and Wi-SUN, ensures compliance, neutrality, and reliability while integrating quantum-resistant cryptographic capabilities. Designed to withstand future quantum threats, it provides long-term security for device authentication, encryption, and digital identity management, ensuring a smooth transition to a post-quantum world.

Our differentiators allow us to serve highly demanding global customers such as **CISCO**, **THALES**, **SIEMENS**, **TOSHIBA**, and **PARROT**.





d. Market Size & Trends

Today, SEALSQ operates globally in multi-billion dollar markets, all forecasted to grow between 7% and 16% annually in the coming years:

- The PKI services market grew from $ 5.61 billion in 2023 to $ 6.53 billion in 2024 and is expected to continue growing at a CAGR of 16.69%, reaching $ 16.54 billion by 2030.[1]

- The global secure microcontroller market is experiencing steady growth, driven by increasing demand for enhanced security in various applications such as mobile secure transactions, authentication, and smart cards. In 2023, the market was valued at approximately $ 2.07 billion and is projected to reach $ 3.82 billion by 2030, growing at a CAGR of 7.2% during the forecast period.[2]

Additionally, SEALSQ expects to enter new markets in 2025:

- Trusted Platform Module (TPM) market size was valued at $ 5.2 billion in 2024 and is projected to reach $ 13.8 billion by 2033, growing at a CAGR of 11.5% from 2026 to 2033.[3]

- The global ASIC market was valued at $ 18.35 billion in 2023 and is projected to reach $ 39.53 billion by 2032, exhibiting a CAGR of 8.9% during the forecast period.[4]

- The market for quantum-resistant cryptography solutions is experiencing significant growth, driven by the increasing need to secure digital infrastructure against potential quantum computing threats. According to Allied Market Research, the global quantum-resistant cryptography solutions market was valued at $ 523.4 million in 2023 and is projected to reach $ 7.8 billion by 2032, growing at a compound annual growth rate (CAGR) of 35% from 2024 to 2032.[5]

- Focusing specifically on post-quantum cryptography (PQC), MarketsandMarkets reports that the PQC market size is estimated to grow from $ 302.5 million in 2024 to $ 1.9 billion by 2029, at a CAGR of 44.2% during the forecast period.[6]

---

[1] "Public Key Infrastructure Market – Global Industry Analysis and Forecast (2024-2030)", Maximize Market Research, July 2024.

[2] "Secure Microcontroller Market: Global Industry Analysis and Forecast (2024 -2030)", Maximize Market Research, June 2024.

[3] "Trusted Platform Module (TPM) Market Insights", Verified Market Reports, February 2025.

[4] "Global Application Specific Integrated Circuit (Asic) Industry Research Report, Competitive Landscape, Market Size by 2033", Business Research Insights, February 2025.

[5] "Quantum-resistant Cryptography Solutions Market Research, 2032", Allied Market Research, August 2024.

[6] "Post-Quantum Cryptography (PQC) Market", MarketsandMarkets, September 2024.





e. Competitive Position

SEALSQ operates in a specialized market with strong competitors like NXP, STMicroelectronics (STM), Samsung, Microchip, and Infineon (IFX) and also identity service companies like Thales, Digicert, Keyfactor, HID, and Entrust.

Competition Mapping on Embedded Security

(Software & Hardware)

Embedded Security Provider
SEAL SQ
wolfSSL
OpenSSL
maxim integrated
IP, Software security (Trust Zone & TEE)
Hardware with certified Lab (TPM, SE)
ARM
MICROCHIP
nuvoTon
1 infineon
2 NXP
3 ST
Broadliner Chip Maker
X Ranking in Market Share

Competition Mapping on Trust Services

IoT Device Identity provider
DEVICE AUTHORITY
KUDELSKI IoT THINGS
SEAL SQ
KEYFACTOR
aws
intertrust
THALES
HID
1 digicert
Pure software players
Legacy (Public CA & PKI)
VENAFI
neXus
2 GlobalSign
AtoS
appviewX
3 ENTRUST
4 SECTIGO
Broadliner (Corporate / User / Device)
X Ranking in Market Share



f. Key Market Drivers Fueling SEALSQ's Market Share Growth in 2025

During the year 2024, we have created a record 38 new "Design-IN's" for our existing solutions which should feed our 2025 revenue and we anticipate our 2025 growth to be driven by:

1. **Entry into the TPM Market (2025):**
We closed the financial year 2024 with over 60 Qualified leads and already 1 "Design-IN" in relation to our TPM market offering. SEALSQ's planned entry into the Trusted Platform Module (TPM) market in 2025 will leverage its expertise in post-quantum cryptography and hardware security. The booming TPM market, expected to grow significantly in the coming years, presents a new avenue for SEALSQ to expand its market share and address hardware-based security needs.

2. **Tailor-Made Security ICs (ASICs):**
SEALSQ's ability to offer custom security ASICs, integrated with quantum-resistant features, provides a competitive advantage in sectors requiring specialized hardware solutions, such as automotive, industrial, and telecommunications.

3. **Adoption of Post-Quantum Cryptography (PQC):**
The threat of quantum computing to traditional encryption methods is accelerating the adoption of PQC. SEALSQ's integration of quantum-resistant algorithms into its PKI services and secure microcontrollers positions the company as a leader in this emerging field.

4. **Regulatory Compliance:**
Stringent data protection regulations (e.g., GDPR, HIPAA) and global initiatives to adopt PQC standards (e.g., NIST) are pushing industries to adopt secure solutions that SEALSQ can provide.

5. **Rising Cybersecurity Threats:**
Increasing frequency and sophistication of cyberattacks are driving the demand for advanced security solutions, including secure microcontrollers, PKI services, and ASICs with quantum-resistant features.

6. **IoT Expansion and Interoperability Standards:**
The proliferation of IoT devices requires secure communication and data integrity. SEALSQ's commitment to compliance with IoT interoperability standards such as Matter enhances the appeal of its secure microcontrollers and ASICs, ensuring seamless integration across connected ecosystems.

7. **Inclusion of GSMA eUICC Root Certificates:**
SEALSQ's GSMA eUICC root certificates enable secure mobile connectivity and SIM management, positioning the company as a trusted provider for telecommunications and IoT applications requiring secure provisioning and authentication.

8. **Growth in Digital Transactions:**
Increasing reliance on digital payments, e-commerce, and online banking is driving the need for secure PKI services to authenticate users and protect data.

9. **Cloud Adoption and Remote Work:**
As businesses move to the cloud and adopt remote work models, there is a growing need for secure PKI-based solutions to protect data and ensure seamless authentication.





10. Competitive Edge Through Innovation:

SEALSQ's focus on integrating post-quantum cryptography into its products, coupled with its expertise in secure microcontrollers, PKI services, and TPMs, positions it at the forefront of the rapidly evolving security market.

11. Global Collaborations and Initiatives:

Participation in global standards development for PQC, IoT, and GSMA certification enhances SEALSQ's credibility and market reach.

g. Strategic Projects for 2025

Quantix Edges: Semiconductor personalization & design center in Spain

WISeKey and SEALSQ jointly, together with ODINS and TProtege, two Spanish companies with extensive experience in R&D&I (Research & Development & Innovation) worldwide and in the design and manufacturing of IoT devices and solutions, plan to establish in the Region of Murcia a "Center of Excellence in Cybersecurity and Microchips" under the financial umbrella of the Microelectronics and Semiconductors Plan (PERTE CHIP) initiated by Spain.

The project called Quantix Edges is in the final stages of the approval process by the Sociedad Espanola para la Transformacion Tecnologica (SETT), the Spanish government's entity responsible for funding under the PERTE budgets. The project features a EUR 20 million investment by WISeKey, SEALSQ, OdinS and TProtege and SETT over a period of 3 years, involving the creation of up to 200 highly qualified direct jobs (300 indirect). The projection estimates of the Internal Rate of Return ("IRR") for this project at the end of year 7 are at 18% with a net present value of EUR 120 million.

The project will focus on three key areas of the semiconductor value chain, as the most appropriate response to the global geo factors that condition this market, particularly to reduce the excessive geostrategic dependence on a few countries, located mainly in Southeast Asia:

- Design of microcontrollers and their validation chain, prior to their production at industrial scale.

- Testing and assembly: Each chip must be individually tested and assembled in a suitable package, ready to be integrated into the final electronic card: Process known as OSAT (Open Semiconductors Assembly and Test).

- Personalization Phase in which the software and identifiers are loaded into the semiconductors. This stage is strategically important in several markets, such as automotive and IoT, where each semiconductor must contain an inviolable identity for full protection in terms of cybersecurity, according to the demands of government regulators.





The project would be developed through a "fabless" environment and offers a series of significant advantages that respond not only to the current needs of the industry, but also to the future demands at U.S., European and global level. Advantages of our project are rooted in several key factors:

Expertise in Design with RISC-V Technology:
- Leveraging experienced designers and RISC-V technology enables the creation of highly tailored chips, meeting specific market requirements.
- Ensures project relevance on a national and international scale, aligning with the PERTE strategy and the EU CHIP Act.

Compliance with Safety Standards and Certifications:
- Emphasis on developing products that strictly adhere to safety standards, including Common Criteria and NIST.
- Reinforces user confidence and facilitates product adoption in European, US, and Latin American markets.
- Aligns with the EU's commitment to certification issues.

Collaboration with Third-Party Partners:
- Partnering for silicon wafer production enhances operational efficiency and enables large-scale production to meet market demands.

Rigorous Quality Control System:
- Establishing a comprehensive quality control system with individual chip testing ensures high standards, allowing only functional chips in the production process.

Security in Sensitive Operations:
- Guaranteeing security in critical processes like data injection, firmware, certificates, and keys.
- Conducting operations in a Common Criteria EAL5+ certified environment and aligning with the EU's EUCS for heightened security.

Late Customization and Flexibility:
- Customizing chips at an advanced stage and employing "late customization" offers agility in responding to specific customer demands.
- Reduces lead times and minimum quantities from order, enhancing responsiveness.

WISeKey Root-of-Trust Accreditation:
- Utilizing WISeKey Root-of-Trust, accredited by recognized organizations like WebTrust, Matter, GSMA, and WI SUN, enhances the security of certificates and injected keys.
- Establishes greater trust in the products.

Adaptability to European, American, and Latin American Markets:
- Project flexibility and customization cater to diverse market needs in Europe and America, contributing to greater acceptance and local adaptation. [7]

---

[7] "Critical Infrastructure Security", ABI Research, February 2021





QUASAR Program Update

In 2022, we were excited to announce the kick-off of the QUASAR (QUAntum resistant Secure ARchitecture) project, our next generation of secure microcontrollers built on our new Secure RISC-V CPU.

We expect that our new quantum resistant secure chips will be available to the market in Q4 2025, and we are already delivering (Q1 2025) the first samples to some pilot customers.

SEALSQ has integrated advanced post-quantum cryptographic algorithms, such as CRYSTALS-Kyber and CRYSTALS-Dilithium, into the INeS PKI offering. These algorithms are designed to withstand the computational power of future quantum computers, ensuring the long-term security of encrypted data and communications.

This project marks a significant leap into the post quantum cryptography era, as it will implement an "hybrid solution" (i.e., combining "traditional" cryptographic algorithms such as ECC and RSA, as well as "post quantum" algorithms): that aligns with the recommendations of France's National Cybersecurity Agency ("ANSSI"). The French SCS Cluster's endorsement of our QUASAR project further underscores our leading role in semiconductor innovation.

Post-quantum cryptography ("PQC") refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as Rivest-Shamir-Aelman ("RSA") and Elliptic Curve Cryptography ("ECC"). PQC aims to develop new cryptographic methods that are secure against quantum attacks. One example of a post-quantum technology is lattice-based cryptography. It is a type of public-key cryptography that is based on the hardness of a mathematical problem called the Shortest Vector Problem ("SVP") which is thought to be too difficult for a quantum computer to solve. Lattice-based cryptography can be used for tasks such as digital signatures, key exchange, and encryption. Another example is code-based cryptography which is based on the difficulty of decoding certain algebraic structures called error-correcting codes. These codes can be used to create digital signatures, key exchanges, and encryption schemes that are secure against quantum attacks.

This post-quantum cryptography toolbox will help to protect against the security threat posed by quantum computers, allowing hybrid solutions by no later than 2025 as recommended by the French ANSSI. In addition to this, SEALSQ plans to upgrade its PKI offer, adding new post-quantum features for the IoT market: Secure authentication, Brand protection, Network communications, future FIDO ("Fast Identity Online") evolutions and additional generally web- connected smart devices that obtain, analyze, and process the data collected from their surroundings. SEALSQ is executing this project under the name "QUASARS" (QUAntum resistant Secure ARchitectureS.).





Capital Investments

SEALSQ has successfully rolled out a significant investment project that ended in 2024 with the intention of increasing and upgrading the overall capacity of production within its supply chain. While SEALSQ does not manufacture its own semiconductors, it does own certain capital materials required in order for its suppliers to undertake and complete the production process. The investment project has allowed for more flexibility in the number of production and testing lines that SEALSQ can resort to.

SEALSQ is also developing a brand-new generation of Secure Elements implementing new technologies in order to optimize its footprint, and thus its cost, a Flash memory providing more customization flexibility, and a new generation of Crypto Processor capable to run post-quantum algorithms selected by the NIST. This project will require an investment of approximately USD 3.0 million and will be funded by a combination of cash flow from operating activities, grants and other available subsidies from local, national and international funding agencies.

Our current focus on R&D extends our portfolio along the following technological evolutions:

- the QUASAR (QUAntum resistant Secure ARchitecture) project, a radical innovative solution, based upon the new WISeKey Secure RISC V based platform that is paving the way for the post-quantum cryptography era.

- silicon techniques to bolt our secure vault to general purpose processors in a certifiable tamperproof way,

- software techniques to secure and automate the onboarding of a connected device with a platform in a cloud,

- cryptographic techniques to combine post-quantum attack resistance with our side channel attack resistance in a certifiable way,

- ledger and blockchain techniques to offer a transparent, immutable, and cryptographically verifiable journal of our lifecycle management,

- countermeasure techniques to stay ahead of the cyberattack evolutions, and

- in partnership with FOSSA and WISeKey, the launch of the WISeSat constellation, picosatellites, manufactured by FOSSA, to enable the direct connection of satellites to IoT devices.

While our current products serve our current markets well, we believe the products resulting from our R&D will create additional opportunities in upgrade markets, in different sectors, and in new applications of our technology in innovating markets.





Quantum as a Service

In 2025, SEALSQ advanced its commitment to quantum computing by investing in ColibriTD, a pioneering quantum technology company. This strategic investment aims to integrate ColibriTD's Quantum-as-a-Service (QaaS) platform into SEALSQ's Quantum Roadmap, facilitating a hybrid quantum-classical computing environment. The collaboration is expected to enhance various industrial applications, including secure communications, satellite navigation, advanced cryptographic security, and complex simulations in fields such as combustion, fluid dynamics, and material deformation.

Additionally, SEALSQ is working with its partners to bring quantum computing to the cloud, making this transformative technology more accessible to businesses, researchers, and developers. This initiative will enable SEALSQ to offer quantum-enhanced cryptography, post-quantum security, quantum simulations, and optimization services through its cloud platform.

These efforts underscore SEALSQ's dedication to integrating cutting-edge quantum technologies into its product offerings, positioning the company at the forefront of the emerging quantum computing landscape.

Sales & Distribution

Operational Review: 2024 – A Record Year for New Projects

In 2024, SEALSQ achieved a record-breaking 46 new Design-WINs and 14 new Design-INs, setting the stage for sustained pipeline growth in 2025.

SEALSQ's 2024 activity for the 2025 pipeline has been driven by:

Existing Customers:

- TOSHIBA began production in Q1 2025 with SEALSQ's new VaultIC408 for its latest smart meter designs.
- LEGIC engaged SEALSQ for a new packaging form factor for its next-generation devices using the MS6001 secure chip, with production set to commence in Q3 2025.

New Customers, including:

- Numerous "Matter" Smart Home deals in Europe and Asia, where device manufacturers like DYSON or HAGER have chosen SEALSQ's Matter-certified PKI solutions, either standalone or integrated with the VaultIC292 secure element.
- A key U.S. medical industry player specializing in innovative treatments (cardiovascular, diabetes, etc.), incorporating SEALSQ's secure element and PKI services into multiple projects.
- Electronic smart lock manufacturers, including MIWA (Japan) and Sunion (Taiwan).

In addition, the upcoming release of the new post-quantum chips and particularly the QVault Trusted Platform Module (TPM) has attracted the market's attention with our Sales team engaging active commercial discussions with no less than 41 potential TPM customers in Q4 2024 (with an internal target of 100), generating an unweighted pipeline value of 32M$ for the 2026-2028 period.





Strategic Outlook: Scaling Up Our Global Footprint in 2024

Throughout 2024, SEALSQ strategically expanded its global presence, securing key partnerships with renowned distributors and sales representatives in crucial markets. These alliances have strengthened SEALSQ's market position while fueling growth by leveraging each partner's expertise and established networks.

EMEA Expansion

In EMEA, SEALSQ partnered with Micon, a leading semiconductor distributor with a strong presence in Israel, the Nordics, and Italy. Micon's extensive market reach and industry expertise aligns seamlessly with SEALSQ's growth strategy, unlocking new opportunities in verticals such as Military, Consumer IoT, and Smart Grid.

To further solidify its presence in Israel, SEALSQ signed a representative agreement with V2C. Additionally, a major semiconductor distributor is set to join SEALSQ's network, further strengthening its foothold in France, Spain, and Italy.

North America Expansion

In North America, SEALSQ established strategic alliances with three sales representative organizations—CJR Associates, Rep One, and SJ England—covering the entire U.S. east coast. Simultaneously, SEALSQ entered a nationwide representation and distribution agreement with Symmetry, a leading U.S. semiconductor distributor known for its deep market knowledge and client-centric approach.

These partnerships, coupled with an expanded domestic team following SEALSQ's aggressive hiring efforts, have significantly bolstered SEALSQ's presence across the U.S. This hiring momentum will continue throughout 2025, ensuring seamless support for new and existing clients.





Asia Expansion

SEALSQ has also strengthened its footprint in Asia, reinforcing its local sales team and forging new partnerships.

- Taiwan: SEALSQ partnered with GRL, a global design lab, and Holystone, a prominent local electronic components distributor. These collaborations have already yielded new business, particularly in Consumer IoT, PKI, and Matter Smart Home applications.

- Japan: SEALSQ deepened its market presence through collaborations with Okaya Electronic and Allion, two highly regarded distributors with strong industry expertise. Their local market knowledge and customer-first approach ensure SEALSQ effectively navigates the complexities of the Japanese business landscape.

- In addition to its Okaya partnership, SEALSQ is finalizing an agreement with another major Japanese distributor, further solidifying its position in the region.

At the close of 2024, SEALSQ accelerated its presence in Asia by securing a distribution agreement with DTDS, a key player in semiconductor distribution. Through DTDS, SEALSQ aims to expand into previously underserved markets, including India, Singapore, Thailand, Malaysia, Indonesia, Vietnam, and the Philippines.





3.2. Our Satellite Vertical: WISeSat.Space

a. WISeSat.Space overview

The trailblazing Space arm of WISeKey, WISeSat.Space AG is at the forefront of creating "WISeSat", an Ultra-Secure Picosatellite Solutions, in collaboration with its ally, FOSSA Systems. It champions the cause of secure IoT communication via space-based networks, harnessing the latest cryptographic innovations to guarantee safe and instantaneous data exchanges across diverse sectors, safeguarding the sanctity and privacy of the data transmitted.



WISeKey strategically invested in FOSSA Systems in 2021 to integrate their picosatellite technology into the WISeKey IoT Connect & Trust model. WISeKey is offering the WISeSat product and services to its IoT clients in a SaaS model building a joint constellation with FOSSA of 88 low-orbit satellites by end of 2026.

b. What does WISeSat do?

WISeSat provides secure and cost-effective satellite communication solutions for companies that need reliable IoT connectivity in remote or underserved areas, including maritime regions, deserts, and mountains. By leveraging LPWAN technologies like LoRa and NB-IoT, WISeSat aims to drive widespread adoption of satellite-enabled IoT with secure, standardized, and interoperable connectivity.

WISeKey Trust and Security solutions offer unique integration into an end-to-end platform that communicates in real-time with the WISeSat Satellites by ensuring the authenticity, confidentiality, and integrity of the devices, objects, data and transactions.





WISeKey's INeS platform leverages cutting-edge cryptographic algorithms to meet the highest standards for issuing, managing, and validating digital credentials for IoT devices, now extending its capabilities to those connected via WISeSat nanosatellites. Designed for scalability, INeS supports environments with hundreds of millions of devices and sensors equipped with secure elements developed by SEALSQ France. These devices can remotely collect field data and transmit it securely to the backend.

The platform offers advanced features such as Entity Management—allowing customization of attributes like identities, groups, types, roles, and lifecycle—along with Message Security Policy Management and Business Rules Management. Through cloud-based interfacing, INeS facilitates seamless device and application connectivity, enabling remote credential identification, activation, deactivation, revocation, renewal, and secure provisioning.

With WISeSat nanosatellites, INeS now empowers IoT deployments on a planetary scale, ensuring secure and reliable global connectivity.



Secure micro-controller
Secure micro-controller
Secure micro-controller
Secure end-to-end Encryption / IoT communication
1 The distributed sensors collect and encrypt the data with a secret key that only the client knows.
2 This encrypted data is sent to the satellite, where it is received and routed automatically to the ground station.
3 The ground station receives the encrypted data, and sends it to the network server.
4 The network server can decrypt the content and show the data for analysis.



c. WISeSat's Key differentiators and Value Propositions

WISeSat.Space offers several key differentiators and value propositions that set it apart in the satellite communications market:

1. **Robust Security**
Leveraging advanced cryptographic technologies, WISeSat.Space provides high levels of data security and privacy for users, ensuring that sensitive information is protected during transmission.

2. **Global Coverage**
The platform is designed to provide reliable satellite connectivity worldwide, enabling communication in remote and underserved areas where traditional networks may not reach.

3. **Low Latency**
WISeSat.Space focuses on optimizing latency, providing real-time communication capabilities essential for critical applications such as emergency response and disaster management.

4. **Interoperability**
The solution supports the integration of various technologies and protocols, allowing seamless communication across different platforms and devices, enhancing usability and flexibility.

5. **Cost-Effectiveness**
WISeSat.Space aims to offer competitive pricing models, making satellite communication more accessible to a wider range of users, including small and medium-sized enterprises.

6. **Scalability**
The platform is designed to scale with user needs, providing solutions tailored for both small-scale operations and large-scale deployments, adapting to changing requirements.

7. **User-Friendly Interface**
WISeSat.Space features an intuitive user interface that simplifies management and operation, ensuring ease of use for both technical and non-technical users.

8. **Real-Time Data Analytics**
The platform provides real-time data analysis capabilities, allowing users to gather insights and make informed decisions based on live information.

9. **Dedicated Support**
WISeSat.Space offers comprehensive customer support to assist users in onboarding, troubleshooting, and optimizing their satellite communication experience.

These differentiators contribute to WISeSat.Space's strong value proposition, with a E2E Solution and Services offered (one face to the customer) making it an attractive option for various sectors, including IoT telecommunications, defense, aerospace, smartAgro, logistics, pipeline supervision, emergency services and many other industries.





d. Which industries does WISeSat serve?

Utilities: Energy & water distribution

25-50% of all distributed water globally is lost due to leakages, deteriorating infrastructure, incorrect water pressure management or illegal abstraction[8]. This causes not only additional operating costs but also has negative social and ecological impacts. According to the International Water Association (IWA), and national water agencies the annual water losses are valued at $14 billion globally. International Water Association (IWA) Reports NRW rates of 15-70% in various countries[9].

Use case:

Water and energy are very scarce commodities, so it is imperative to control and monitor all the infrastructure correctly. However, a large part of the distribution chain is not very accessible to data since it is in areas with no terrestrial connectivity. For this reason, sensitizing pipes can allow us to automate processes and avoid losses.

By Using IoT nodes or satellite connectivity to monitor water or energy distribution chains provides information on the pipes, even in isolated areas, and in turn allows for control the state of the infrastructure, improve the water distribution efficiency, reduce water losses and gain resource optimization.

Oil and Gas: Pipeline Management

In 2024, there are more than 2 million km of pipelines around our planet[10]. Many are in areas inaccessible to the workforce, so their maintenance and monitoring involve significant investments for energy companies. Besides significant product loss, pipeline leakages can cause irreversible impacts on the environment and wildlife while threatening workers and public safety.



According to a 2018 research, liquid pipeline accidents cost $326 million annually in the US alone. Among this, $140 million is attributed to environmental and remediation costs.[11]

The operational, safety, and sustainability benefits of IoT pipeline monitoring significantly outweigh the cost and will bolster the competitive edge in the oil and gas market.

[8] "Reducing urban water losses", State of Green, August 1, 2022.

[9] "Non-revenue water", Wikipedia, download dated April 9, 2025

[10]"Oil and Gas Pipelines Industry Outlook by Capacity and Capital Expenditure Including Details of All Operating and Planned Pipelines to 2028", GlobalData, October 30, 2024.

[11] Belvederesi, Chiara, Thompson, Megan S. and Komers, Petr E (November 2018). "Statistical analysis of environmental consequences of hazardous liquid pipeline accidents".





Use case:

In some metallic structures, such as oil and gas pipelines, cathodic protection by inducing a forced current is used as a galvanic corrosion control mechanism. In many cases, operators are sent to manually measure the voltage at the protection points monthly to monitor the pipeline. However, IoT pipeline monitoring allows for the deployment of of IoT devices along the pipelines, making it possible to access remotely monitor the status of the pipeline. This helps avoid galvanic corrosion, anticipating damages and losses that would be potentially harmful to the environment.



Smart Farming

The integration of IoT technology in livestock and agriculture sectors presents numerous advantages. In livestock management, IoT devices bolster monitoring capabilities, enabling better health management by tracking vital signs, travel distances, and reproductive cycles. Similarly, in agriculture, IoT solutions facilitate smart farming practices, optimizing crop yields and reducing environmental impact.

Precision agriculture, made possible by IoT and satellite technology, enables detailed crop monitoring and efficient irrigation systems, further enhancing sustainability efforts. With IoT connectivity, farmers can access real-time data to make informed decisions tailored to their specific needs. Implementation of smarter management decisions, such as precision pest control and detailed analysis, contributes to enhanced farming efficiency.



Use cases:

Livestock Monitoring & Management

Connected Smart Tags & Collars

- Track animal location and movement using GPS.
- Detect anomalies in behavior, such as inactivity or distress, which may indicate illness or injury.
- Prevent livestock theft with geofencing alerts.
- Sensors measure temperature, heart rate, and other vital signs.





Precision Agriculture & Smart Farming

Irrigation & Water Management

- Smart IoT sensors measure soil moisture and provide real-time data.
- Automated irrigation systems reduce water waste and increase yield.
- Early warning alerts for drought conditions.

Crop Health & Yield Optimization

- Remote monitoring of crop health via satellite IoT sensors.
- Detect diseases, nutrient deficiencies, or pest infestations early.
- Optimize fertilization and pesticide application with real-time data.

Supply Chain & Logistics

- Monitor storage conditions for harvested crops to reduce spoilage.
- Ensure optimal transportation routes for perishable goods using IoT tracking.
- Improve farm-to-market efficiency with seamless connectivity.

Defense: IoBT

Modern military and defense deployments involve a wide range of assets, typically in delocalized and remote situations.

The capacity to locate and understand the state of critical military assets translates into a strategic advantage regarding what decisions are made.

Large assets such as ships and armored vehicles have long been monitored via SATCOM; however, SATCOM has limited uses and has left out a range of other cost-sensitive applications such as monitoring personnel, light vehicles, shipments or even weapons.

Additionally, disposable sensors can be left behind to monitor areas with sound, vibration and motion detectors. Personnel monitorization would allow real-time evolution of warfare and movements, without the need of base stations or on-site tactical communication bubbles.

Use case:

A dedicated constellation of WISeSat satellites providing strategic and independent access to space communications at an accessible cost.

A disposable audio sensor is placed in strategic locations as a unit advances. These sensors have an independent communications link via satellite, allowing allowing for remote monitoring from anywhere and delivering strategic information on possible enemies. Constant monitorization of a potential supply chain, fleet management etc.



Nodes
Vehicles:
status, position, speed
Humans:
Vital signs, location, weapon status
What can we measure?
Asset Location, Speed and Altitude
Asset Temperature, Humidity
Asset Vital Signs (Heartbeat, Temperature)
Presence Detection (Disposable Sensors)
Vehicle Status
Weapon Status
Impact
A greater understanding on the deployed assets can greatly improve the decisions taken



Defense: Distributed SIGINT & Jamming

Satellites possess a privileged view of earth from above, allowing a complete and unobstructed understanding of the environment. Through the utilization of flexible Software Defined Radios (SDRs), the WISeSat-FOSSA FEROX platform can receive electromagnetic emissions from low power terrestrial sources in a wide band of frequencies (HF – S-Band) for this miniaturized satellite. However, we are working on the design of a larger platform that could implement higher capabilities (X-Band).

Several clusters of 3-6 picosatellites could fly in formation in order to triangulate the position of the emissive point, within an acceptable range of dispersion. The advantage of the use of picosatellites lies in a more distributed and fragmented coverage for the same launch volume of a microsatellite.



What can we measure?
Location of Emission
Strength of Emission
Type of Emission
Combination of Emission and EO
Impact
A greater understanding of enemy generated signals.

Use case:

Identification of non-regulated UHF signals from suspicious vehicles in hot spots (e.g., seas, deserts, borders, etc.)

Defense: 5G Communications

Independent communications systems for voice and data are strategic to operations in remote areas and outside national territory. Often remote units need to rely on expensive and bulky SATCOM communications systems or the deployment of dedicated tactical bubbles from a mobile operation center.

It is crucial for countries to have dedicated military communications on a worldwide scale, and existing dedicated solutions are inaccessible.

For under USD 2.7M, a dedicated 5G based voice and data satellite can be launched to provide 8 – 20 minutes of coverage worldwide daily, serving hundreds of units.

Use case:

A dedicated constellation providing strategic and independent access to space communications at an accessible cost based on 5G protocols.

Owned and operated by the defense agency including the related ground segment. Operations worldwide can be supported, and units can communicate between them with a compact manpack / mobile 5W station or with the base station.



What can we communicate?
Voice at 2,4 kbps
Data
Satellite BW (10-20 Mbps)
Impact
Strategic advantage over non-space-bearing countries regarding communications



Logistics

Since 2011, the World Shipping Council (WSC) has undertaken a survey of its member companies to accurately estimate the number of containers that are lost at sea each year. WSC's member companies operate more than 90% of the global containership capacity; thus, a survey of their losses provides a valid basis for a meaningful estimate of the total number of containers lost at sea. The 2023 update adds information from the year 2022 where a total of 661 containers were lost at sea, out of 250 million transported. This represents the lowest losses in percentage since the start of the survey[12]. Maritime and terrestrial asset monitoring regarding logistics has a huge traceability gap as there could not be any kind of terrestrial connectivity during parts of the route. There is a big challenge when controlling the condition of food chain, cold chain, management of damaged vehicles, or emergencies. This means there is a high risk of total or partial loss of containers and assets benefits.

Use case:

Constant monitoring of the transportations that are carrying food, allows always knowing the food condition. This would avoid food waste and also allow to have precise information about its condition before arriving at the destination.



As part of the logistics uses case, WISeSat created WISeContainer for Track & Trace of Smart Containers integrating a sample of what WISeSat offers.

A platform that may disrupt the logistic industry leveraging the process of digitalization.

Digital technology can be a game-changer in shipping of the future, helping to create a more sustainable and efficient industry [13].

- Dry Container Sensorization Reefer Container Sensorization Truck Advanced Tracking IoT Managing Platform API Available.

- Smart containers, equipped with sensors connected to a network, enhance the efficiency, safety, and sustainability of shipping supply chains.

- Utilizing sensor data enables supply chain optimization by providing highly accurate information on container gathering real-time data on factors like temperature and location through GPS tracking.

- Currently, significant energy and resources are wasted on shipping and repositioning empty containers, costing up to $20 billion annually[14].

---

[12] "Estimate of containers lost at sea – 2024 update", World Shipping Council, June 10, 2024.

[13] "Smart containers key to improved supply chains", ING, unknown date.

[14] "Smart containers key to improved supply chains", ING, unknown date.





Different levels of services to address all the requirements from the industry

DRY CONTAINER SENSORIZATION TERRESTRIAL GLOBAL SOLUTION + LORA BASED MARITIME COVERAGE

LORA STRATEGY DEPLOYEMENT

HARBOURS & SHIPPING COMPANIES PARTNERSHIPS

TRUCKS & CONTAINER CARRIERS TRACKING AND SENSORIZATION

REEFER SENSORIZATION TERRESTRIAL GLOBAL SOLUTION + LORA BASED MARITIME COVERAGE

DRY CONTAINER SENSORIZATION GLOBAL MARITIME AND TERRESTRIAL DIRECT TO SAT SOLUTION + LORA USES



E2E Solution and Services offered (one face to the customer)

Firmware
H/W Action
Programming
Optimization
Global IoT
Updates
Software
Read and action
API
Coms
Multidevice
Blockchain
Alerts
Comms
Telco
Approval
Selection and Mapping
Hardware
Machining
Manufacturing
Design
IP protection
Prototyping
Enclosures
Cyber Security
Encryption
Secure Element (Semiconductor)
User/ID Management PKI based including KYC & MFA/Strong Authentication/SSO
Satellites
Proper Satellite Constellation
IoT optimized for low consumption

WISeContainer IoT Sensors offering





WISeSat
Humidity
Impacts & Driving
Gases & Air Quality
Presence & Movement
Advanced Seal
QR ID
Wireless ID
Over the Air Update
Wake Up Function
Quad Smart Tracking & Coms
Secured HW/SW & Coms
Blockchain
Advanced PKI
LTE / SMS
LoRA BLE
IoT Sat Coms
Glonnass GPS Galileo
Dual Can Bus Ready
Digital & Analogic Inputs & Outputs



WISeContainer IoT Sensors offering



WISeSat.Space to Bring Blockchain to Space for Improved Satellite Services

The WISeSat.Space project aims to revolutionize the satellite value chain by operating blockchain nodes from space, introducing unprecedented levels of transparency, trust, and efficiency. This innovative integration of blockchain and satellite technology has vast potential across various sectors, including logistics, insurance, governmental functions, and financial inclusion. As we continue to develop this groundbreaking approach, we anticipate unlocking new opportunities and driving significant advancements across multiple industries. Ultimately, this initiative paves the way for a more connected and efficient world, reinforcing our commitment to innovation and leadership in technology.

WISeSat.Space Announces Developments in Secure IoT Connectivity and Climate Monitoring with European Satellite Independence and Strategic Military Collaboration

WISeSat.Space is poised to launch a new generation of satellites from California, marking a significant milestone in our ongoing efforts to expand our satellite constellation. This expansion will enhance our capacity to provide global IoT connectivity and facilitate comprehensive environmental monitoring. The upcoming satellites are anticipated to deliver improved performance and capabilities, supporting a diverse range of applications, including climate change monitoring, disaster management, and smart agriculture. This initiative underscores our commitment to leveraging advanced technology for sustainable and impactful solutions worldwide.





WISeSat.Space is Pioneering IoT Satellite Constellations for Climate Change Monitoring

Space technology has emerged as a vital asset in the global battle against climate change. Satellites play an indispensable role in monitoring, modeling, and understanding various elements of the climate, as well as the dynamics of biodiversity and the changing states of oceans, forests, and glaciers. Furthermore, they are crucial in optimizing human activities to reduce greenhouse gas emissions, enhance ecosystem management, and promote biodiversity. This highlights our commitment to harnessing space technology to drive meaningful progress in environmental stewardship and sustainable practices.

e.WISeSat.Space Milestones 2024

Significant Expansion of WISeSat.Space 2024 Strategy

The strategic expansion plan encompasses the anticipated launch of new satellites in the fourth quarter of 2024, complemented by the introduction of innovative technology on the latest generation of Low Earth Orbit (LEO) satellites. This initiative aims to address the significant IoT deployment requirements across diverse sectors, including Smart Farming, Energy, and Logistics, thereby facilitating reliable and secure data transmission worldwide.

Strategic Partnership with Swiss Armed Forces in the Space Sector

In 2024, the WISeSat division not only reinforced its strategic partnership with the Swiss Armed Forces in the space sector through the initiation of new projects, but it also formalized agreements with RUAG, the strategic integrator for the Swiss Armed Forces, for a national defence project focused on device-to-device communications.

Building upon the comprehensive survey WISeSat.Space conducted in 2023 on behalf of armasuisse, the R&D and procurement agency of the Swiss Ministry of Defense, WISeSat.Space has garnered invaluable insights into the capabilities and potential of small satellites for IoT and signals intelligence (SIGINT) applications for the Swiss Armed Forces. The mission was to analyze space technologies relating to IoT and secure communications for national security and defense applications, tailored to the Swiss Space Domain's unique needs.

European Low Earth Orbit Satellite Constellation

To date, WISeSat.Space has launched 17 mini-satellites with Space X into orbit through a strategic investment and partnership with FOSSA Systems, aimed at expanding its portfolio of space technology assets. Over the next 36 months, WISeSat.Space plans to deploy an additional 88 satellites, complemented by the launch of a next-generation satellite which took place in January 2025 from California. This next-generation satellite will significantly enhance global IoT connectivity and environmental monitoring capabilities, supporting applications such as climate change analysis, disaster response, and precision agriculture.





Pioneering Blockchain and Cryptocurrency Transactions from Space

In 2024, the decision was made to launch a groundbreaking mission that harnesses WISeKey's advanced security solutions in conjunction with the Hedera network to pioneer the exchange of SEALCOIN from space. The mission aims to showcase the advantages of integrating various WISeKey technologies and to mark the first-ever demonstration of secure digital cryptocurrency transactions conducted from orbit. We conducted our proof of concept utilizing WISeSat, SEALCOIN, SEALSQ semiconductors, and the Hedera blockchain in Q1 2025. This significant breakthrough establishes a proof of concept that redefines the boundaries of blockchain integration and sets the stage for a new era of space-based digital economies. Through this innovative endeavor, we reaffirm our commitment to leading the development of digital currencies in an expanding technological landscape.

Bernardino Abad Grupo Logístico becomes the primary reference for the WISeContainer platform and sensors

In 2024, Bernardino Abad Grupo Logístico started equipping its entire fleet of 40 and 45-foot containers with our state-of-the-art WISeContainer IoT sensors. These sensors are designed to enhance container security and provide real-time tracking and monitoring capabilities. By implementing this innovative technology, Bernardino Abad Grupo Logístico is establishing the most advanced standards in the logistics industry, improving operational efficiency, and maximizing the security of goods during transportation operations.

Proof of Concept Agreement with Tránsitos y Transportes Logísticos S.L. for its WISeTruck IoT Sensors and Tracking Platform

In 2024, WISeSat entered into a Memorandum of Understanding (MoU) with Tránsitos y Transportes Logísticos S.L, marking a strategic partnership aimed at enhancing logistics capabilities. As part of this agreement, Tránsitos y Transportes Logísticos S.L. is committed to equipping its entire fleet of trucks and platforms with state-of-the-art WISeContainer IoT sensors. This initiative is designed to substantially improve the traceability and tracking of both our vehicles and drivers, which will lead to a notable enhancement in service quality. The implementation of these advanced sensors reflects our dedication to optimizing logistics operations, ensuring greater accountability, and increasing efficiency within our transportation services.

Strategic Alliance with Global Radio Systems

A collaboration between Global Radio Systems and WISeSat, presented during the APBA Journey of Innovation event, will focus on creating innovative solutions that combine the advanced technologies of WISeKey and Global Radio Systems. This synergy will allow the offering of cutting-edge services and products that improve safety and efficiency in key sectors. The benefits of this alliance will extend to essential services, including the armed forces, police forces, firefighters, and other organizations that operate in extreme conditions and require reliable and secure communications.





3.3. Our Transactional IoT Vertical: SEALCOIN AG

a. Summary

SEALCOIN AG, a subsidiary of WISeKey International Holding AG, is at the forefront of building a decentralized, secure, and scalable ecosystem for Transactional IoT (TIoT). By leveraging blockchain technology, AI-powered automation, and cryptographic security mechanisms, SEALCOIN's platform enables IoT devices to autonomously exchange data, energy, and services with trust and efficiency. The TIoT token serves as the foundation for this next-generation IoT economy, allowing devices to conduct transactions securely while ensuring compliance with regulatory standards. SEALCOIN platform is engineered to offer highly resilient, interoperable, and cryptographically secure frameworks, ensuring that IoT transactions are not only autonomous but also immutable, verifiable, and resistant to external attacks.

The responsibility for the development of SEALCOIN project (platform, agent and token) was transferred from our subsidiary SEALSQ Corp to us as of June 27, 2024. While the SEALCOIN project was originally under development by WISeKey and SEALSQ as a collaborative 'proof of concept' (with the aim of assessing the practical potential of the concept), the parties concluded that the SEALCOIN platform and tokens would be developed by WISeKey (capitalizing on WISeKey's cybersecurity expertise), whereas SEALSQ is to focus on the development of the related semiconductor technology hardware and firmware (capitalizing on SEALSQ's semiconductor and PKI expertise).

b. Business Description

SEALCOIN AG operates at the intersection of IoT cybersecurity, blockchain, and AI, creating a robust digital framework for secure, automated, and decentralized device-to-device transactions. Headquartered in Switzerland, SEALCOIN leverages its regulatory clarity and technological innovation to redefine trust in the IoT space, ensuring that transactions between connected devices are verifiable, immutable, and seamless. Our expertise in hardware, PKI, and DLT allows us to redefine the IoT landscape, delivering cutting-edge deeptech solutions that are seamlessly accessible, driving a more connected and secure world.

SEALCOIN's platform is designed to facilitate real-time transactions between IoT devices, eliminating inefficiencies and vulnerabilities found in traditional centralized models. By integrating hardware cybersecurity components with digital integrity protocols (DLT), SEALCOIN provides a trusted environment where IoT devices can independently trade energy, data, and services.

SEALCOIN transforms IoT devices into autonomous payment terminals by embedding secure transaction capabilities directly within them.

Using the TIoT token, devices can independently buy, sell, or exchange services enabling seamless, real-time interactions in a decentralized ecosystem, using SEALCOIN platform.





c. Transactional IoT

SEALCOIN is building a scalable ecosystem designed with future ready components, leveraging open-source innovation to enable seamless SDK & API connectivity for full interoperability across IoT networks. As development progresses, AI agents will optimize transactions and monetization, empowering businesses and developers to integrate, scale, and thrive in a secure, efficient, and decentralized IoT economy.



d. Use Cases and Industry Applications

1. **Energy**

In a Transactional IoT ecosystem, energy trading becomes an efficient, decentralized process where producers and consumers interact seamlessly without relying on traditional intermediaries. Owners of renewable energy sources, such as solar panels or wind turbines, can autonomously sell their excess energy to nearby consumers or directly to connected devices in real-time. This exchange is made possible through secure, blockchain-powered smart contracts, which ensure transparent pricing, instant settlement, and verifiable transactions.

By enabling both individuals and businesses to act as independent energy producers, sellers, and storage providers, this model fosters a distributed energy and storage marketplace, reducing reliance on centralized power grids while enhancing overall grid efficiency, flexibility, and resilience. Smart devices within the ecosystem, such as EV charging stations, home battery storage units, and industrial equipment, can autonomously purchase, store, and resell energy based on dynamic demand, real-time availability, and price fluctuations. This ensures optimized cost efficiency, enhanced energy accessibility, and improved sustainability, as stored energy can be redistributed during peak demand periods, balancing the grid and preventing resource waste.

This device-to-device transactional framework not only democratizes access to renewable energy but also improves grid flexibility, enabling more efficient load balancing and demand-side management. Through the SEALCOIN ecosystem, energy transactions are autonomous, secure, and cost-effective, paving the way for a scalable, future-ready decentralized energy economy.







SMART CITY
LIFESTYLE
ENERGY GRID
FOSSIL ENERGY
PROSUMER
ENERGY
STORAGE
DATA
DISTRIBUTED ENERGY RESOURCES
CLEAN ENERGY
CONSUMPTION
WEATHER
DISTRIBUTED ENERGY STORAGE
NUCLEAR
e-MOBILITY

2. **Data Exchange**

In a decentralized IoT ecosystem, data exchange becomes a secure and autonomous process, enabling devices to buy and sell data in real-time without reliance on centralized intermediaries. Through secure authentication and blockchain-backed smart contracts, IoT devices can monetize their data streams, such as environmental metrics, traffic patterns, industrial sensor readings, or energy consumption data, by directly transacting with buyers in a trusted digital marketplace.

This system ensures that data authenticity and integrity are preserved using distributed ledger technology (DLT), where each transaction is verified, time-stamped, and immutable. By embedding cryptographic validation mechanisms, devices participating in the marketplace can prove the origin and reliability of their data, making it an asset for industries that rely on accurate, real-time insights, such as smart cities, logistics, environmental monitoring, and predictive maintenance.

Furthermore, data owners retain full control over their assets, defining access permissions, pricing structures, and usage conditions while benefiting from transparent and automated revenue streams. As IoT networks grow, this decentralized data economy fosters scalability, security, and interoperability, allowing devices to function as active participants in a trusted digital exchange that enhances efficiency and creates new monetization opportunities across industries.



MONETIZATION
ANALYTICS
DATA SENSORS
TIOT
MAINTENANCE
EFFICIENCY
IoT's DATA



3. **Device-as-a-Service**

In a decentralized IoT ecosystem, the Device-as-a-Service (DaaS) model transforms how manufacturers monetize their hardware by shifting from one-time sales to a pay-per-use service model. This approach enables secure, efficient, and automated micro-payments between IoT devices, allowing manufacturers to generate recurring revenue streams while enhancing customer accessibility and affordability.

Through blockchain-backed smart contracts, IoT devices can autonomously track usage, validate service delivery, and process real-time payments without intermediaries. Whether it's industrial equipment, connected appliances, smart vehicles, or healthcare devices, users pay only for actual usage, eliminating upfront capital costs while ensuring manufacturers retain control over their assets.

By embedding secure authentication and automated billing mechanisms, manufacturers can remotely manage device lifecycles, enable feature upgrades, and optimize performance based on real-time data. The integration of distributed ledger technology (DLT) ensures that every transaction is immutable, transparent, and fraud-resistant, allowing for precise cost allocation and revenue sharing.

This device-to-device transactional model not only enhances operational efficiency and financial flexibility but also reduces waste and promotes sustainability by extending device lifespans through software-driven optimizations and predictive maintenance. As IoT adoption scales, this framework enables a trusted and scalable infrastructure for manufacturers to unlock new business models, increase customer retention, and drive long-term value creation.





e. Conclusion

SEALCOIN is revolutionizing the Transactional-IoT ecosystem by enabling secure, autonomous device-to-device transactions powered by blockchain, AI, and cryptographic security. Through its TIOT token, SEALCOIN platform creates a decentralized marketplace where devices can seamlessly trade energy, exchange data, and operate on a pay-per-use model, eliminating reliance on intermediaries.

With a future-ready, scalable infrastructure, SEALCOIN platform can empower energy prosumers to exchange and monetize excess of power or storage, enables data owners to securely sell real-time insights, and will allow manufacturers to transition from selling hardware to offering on-demand services. Leveraging distributed ledger technology (DLT) ensures that all transactions are transparent, verifiable, and immutable, driving efficiency, sustainability, and new revenue opportunities.

As IoT adoption accelerates, SEALCOIN's secure and interoperable platform positions it as a leader in the decentralized economy, providing businesses with unmatched security, efficiency, and flexibility to thrive in the digital age.





3.4. Our Trust Services Vertical: WISeID

Our Trust Services Vertical is comprised of a full range of managed cloud services to enable trusted and verified digital identities for people, applications and objects. Highlights in 2024 include:

- Optimization of the "Unified Trust Center." WISeKey keeps evolving and improving our High Security Trust Center, which serves as the foundation to deliver trust services both internally, to serve the needs of SEALSQ (PKI for IoT) and other initiatives of WISeKey and externally, to serve our customers. This Unified Trust Center brings greater advantages to the Group, such as cost reduction and unified high-security practices.
- Increase of the Managed PKI customer base and revenues. WISeKey has significantly increased the business related to Transport Layer Security (TLS, a widely adopted security protocol designed to facilitate privacy and data security for communications over the internet) and Personal Digital Certificates, with higher footprint in regions such as APAC, thanks to key channel agreement.
- Improvement of the WISeID platform for personal digital identity. WISeID is now recognized as a fully-fledged solution for personal identity, and has been adopted by the Government of Seychelles as its National ID platform. WISeID has been enriched with new features such as document signing, and is evolving to add Web3 capabilities, such as Distributed Identity.

a. WISeID use case: SeyID – National ID for Seychelles:

In 2022 the Government of Seychelles choose WISeID as the strategic platform to build its initiative for a National Digital ID, available for all citizens and also for non-residents (for international businesses and tourism purposes). This platform was branded as "SeyID", and it is a customized edition of WISeID, which includes a web platform and a mobile App, available for iOS and Android.

During 2024 WISeKey has been successfully enlarging the capabilities of SeyID, including the introduction of a "Document Wallet" feature, which allows Seychellois citizens to receive and store official documents sent by the Government, in digital format, from the "SeyID App", eliminating the need to carry the physical documents, such as a birth certificate, in their daily activities.





3.5. Our Secure NFT Platform Vertical in Arts and Luxury: WISe.ART

WISe.ART is a proprietary comprehensive multi-blockchain secured digital ecosystem designed to connect multiple participants in the fine arts and luxury industry. Key features of WISe.ART:

1. Digital Certificates of Ownership: WISe.ART introduces a unique digital certificate in the form of a non-fungible token (NFT). These NFTs live on a blockchain, unchanged and unchallengeable, serving as proof of a person's ownership of a specific piece of art.
2. Authenticated and Signed Digital Assets: WISe.ART ensures that each digital asset is authenticated and signed, creating an irreversible link from the digital asset (the NFT) to the physical object. This process enables digital proof of ownership, provenance, and contracts enabling future use in monetization streams.
3. White-Labeling Options: WISe.ART offers white-labeling options, allowing artists and creators to customize their profile on the WISe.ART platform and create a unique brand identity.
4. Linking Digital Assets to Physical Objects: The NFTs not only represent the digital asset but also aims to link it irreversibly to a physical object, enhancing transparency and trust in the art market.

WISe.ART is looking to revolutionize the art world by combining cutting-edge technology with the timeless beauty of artistic expression.

a. Who can use WISe.ART?:

WISe.ART is accessible to a diverse audience within the arts and luxury industry. Here are some key groups of people who can benefit from using WISe.ART:

1. Artists and Creators: WISe.ART provides a platform for artists and creators to showcase their work, create digital certificates of authenticity (NFTs), and link their digital assets to physical objects. Artists can leverage this technology to protect their intellectual property and establish provenance.
2. Collectors and Buyers: Art collectors and buyers can use WISe.ART to verify the authenticity of artworks they acquire. The NFTs serve as irrefutable proof of ownership and provenance and can enhance the value of their collections.
3. Galleries and Museums: Institutions in the art world can collaborate with WISe.ART to digitize their collections, create NFTs for artworks, and ensure transparency in transactions. This technology can revolutionize how galleries and museums manage and display art. This Web3 technology also ensures the conservation and restoration of humanity's cultural heritage for future generations.
4. Auction Houses and Dealers: Auction houses and dealers can integrate WISe.ART into their processes to authenticate and track artworks. The secure NFTs provide confidence to both sellers and buyers during auctions and sales.
5. Art Enthusiasts and Curators: Anyone passionate about art can explore WISe.ART's ecosystem, discover new artists, and engage with the art community. Curators can curate digital exhibitions and promote emerging talents.
6. Blockchain and Technology Experts: WISe.ART's use of blockchain technology appeals to experts in the field. They can use it as a secure tool and contribute to its development, safety, and scalability.

WISe.ART aims to empower stakeholders in the art ecosystem to bridge the gap between physical and digital art through NFTs and secure authentication processes.





In 2024, WISe.ART reached new heights with new partnerships and several major charity events, currently supporting a community of 217 participating artists from around the world with 2,750 works uploaded on the platform, 50% of which are digital artworks with an even balance of phygital packages (blending digital and physical experiences) averaging a total value of artwork over USD 33 million.

Numbers of products & vendors



Featuring 2,750 artworks by over 200 award winning artists

WISe.ART currently features 2,750 artworks by 217 artists worldwide ranging from traditional art, video art to 3-D AI productions. Approximately half of the digitally uploaded artworks are linked to physical pieces which can be shipped around the world. Trackable chips signaling changes in temperature, humidity, movement, or shock can be applied to physical artworks for safer logistics and reduced insurance costs.





b. Development of the WISe.ART phase 3.0n with Hedera and Google Tokenization

Negotiations have begun for WISe.ART's phase 3 journey into Web3, tokenization with a view to launching a utility coin as described below to allow users who own coins to access benefits on the WISe.ART platform.

We are well into the process of developing this feature as well as enhancing the performance of the platform with the assistance and financial support of NFT Studios and their respective partners. The WISe.ART tech team have begun working on the new platform and the launch was successfully executed at the start of April 2025.

Furthermore, the tokenization of WISe.ART will be orchestrated with the funding of USD 750,000 and the technical assistance of HEDERA which also means that we aim to, subject to completion of applicable legal and regulatory due diligence and to potential geographic limitations, add the Hashgraph coin to our multi-blockchain offer in 2025.

c. Partnerships with private foundations

WISeArt, in collaboration with prestigious artists, collectors, museums, and galleries, is excited to introduce the 'Italy Digital Renaissance Project.' From 2024 to the 2025 Jubilee year, WISe.ART collaborating partners endeavor to digitize the historical heritage of Italian Renaissance art using ultra-high-quality images and digital enhancements. This project represents a pivotal moment in ushering Italian art heritage into the digital age, making it accessible to a global audience.

The project will connect art enthusiasts from around the world through the Internet, allowing them to explore and appreciate humanity's extraordinary cultural heritage, some of which was previously only accessible within museums and historic buildings. Thanks to this technology, these treasures would then be digitally visualized and enjoyed by more people around the world. Several entities have been approached to bring their precious collections to the Web3 environment by introducing NFT gaming options in their offer to attract new and younger audiences.In Europe, WISe.ART is at the forefront of such programs.



4.
CORPORATE
GOVERNANCE REPORT



4. CORPORATE GOVERNANCE REPORT

WISeKey International Holding Ltd (the "Company", and together with its subsidiaries "WISeKey" or the "Group" or the "WISeKey Group") has prepared this Corporate Governance Report (the "Report") in accordance with the SIX Swiss Exchange ("SIX") Directive of June 29, 2022 on Information Relating to Corporate Governance (the "Directive").

WISeKey believes that sound corporate governance practices are essential for transparency towards its shareholders, investors and the users of its financial statements. As a listed company, WISeKey seeks to follow sound corporate governance practices as a continuing commitment to corporate accountability, efficient and responsible decision-making, and transparency to shareholders.

4.1. Group Structure and Significant Shareholders

4.1.1. Group Structure

4.1.1.1. Operational Group Structure

The Company is domiciled at General-Guisan-Strasse 6, 6300 Zug, Switzerland, and is the holding company of the WISeKey Group. It has a branch domiciled at Avenue Louis-Casaï 58, 1216 Cointrin, Switzerland, Switzerland. The Group conducts its business through subsidiaries in Europe, North and South America, and Asia. Although not all are wholly owned, all subsidiaries of the Company as at December 31, 2024 were assessed as being under control of the Group and have therefore been fully consolidated.

As at December 31, 2024, the main operating subsidiaries in the Group were SEALSQ France SAS (formerly WISeKey Semiconductors SAS), domiciled in France, and WISeKey SA, domiciled in Switzerland.

The Group's segment reporting separates out the Semiconductors segment with the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors and the Corporate segment which is a strategic business unit that integrates corporate services and the Group's financing strategy.





4.1.1.2. Listed Companies

The Company, with its registered office at General-Guisan-Strasse 6, 6300 Zug, Switzerland, has a dual share structure: shares with a nominal value of CHF 0.01 each (the "Class A Shares"), which are not listed, and shares with a nominal value of CHF 0.10 each (the "Class B Shares" and any Class A Share or Class B Share of the Company a "Share" and collectively the "Shares"), which are listed on the SIX. The initial listing of the Class B Shares occurred on March 31, 2016 (Ticker symbol: WIHN; Security No.: 127606275; ISIN: CH1276062754). As at December 31, 2024, WISeKey had, based on the Class B Shares, a market capitalization of CHF 78,154,022.40.

On December 4, 2019, the Company's American Depositary Shares ("ADS") started trading on The Nasdaq Stock Market LLC ("NASDAQ") under the ticker symbol WKEY. Each ADS represents 1/2 Class B Share. As at December 31, 2024, 5,102,504 ADSs were outstanding.

As at December 31, 2024, the Company owned approximately 12.55% of the share capital of SEALSQ Corp, with registered office in the British Virgin Islands ("SEALSQ"). The share capital of SEALSQ is divided into two classes of shares: class F shares with a nominal value of USD 0.05 each (the "SEALSQ Class F Shares"), which are not listed, and ordinary shares with a nominal value USD 0.01 per share (the "SEALSQ Ordinary Shares" and any SEALSQ Class F Shares or SEALSQ Ordinary Share a "SEALSQ Share" and collectively the "SEALSQ Shares"), which are listed on the NASDAQ. The initial listing of the SEALSQ Ordinary Shares occurred on May 24, 2023 (Ticker symbol: LAES; Security No.: G79483106; ISIN: VGG794831062). Each SEALSQ Class F Share has a number of votes per share that causes the total votes of all SEALSQ Class F Shares as a class to equal 49.99% of the voting power of all SEALSQ Shares. As at December 31, 2024, the Company owned 100% of the SEALSQ Class F Shares, and 6% of the SEALSQ Ordinary Shares, allowing the Company to exercise in aggregate 52.99% of the voting power of all SEALSQ Shares. As at December 31, 2024, SEALSQ had, based on the SEALSQ Ordinary Shares, a market capitalization of CHF 557,959,565 (USD 615,243,042.)

No other companies belonging to the Company's group had securities listed on a stock exchange as at December 31, 2024.





4.1.1.3. Non-listed Companies Belonging to the WISeKey Group

As at December 31, 2024, the Group structure was as follows:

Group Company Name	Registered Office	Share Capital as at December 31, 2024	% ownership as at December 31, 2024	Nature of business
WISeKey SA	Avenue Louis-Casai 58, 1216 Cointrin, Geneva, Switzerland	CHF 933,436	95,75%	Main operating company. Sales and R&D services
SEALSQ France SAS	Rue de la carrière de Bachasson, Arteparc de Bachasson, CS 70025, 13590 Meyreuil, France	EUR 1,473,162	12,55%	Chip manufacturing, sales & distribution
WiseTrust SA	Avenue Louis-Casai 58, 1216 Cointrin, Geneva, Switzerland	CHF 680,000	100%	Non-operating investment company
WISeKey ELA SL	Calle Rodriguez Arias No 15, Bilbao, Spain	EUR 4,000,000	95,75%	Sales & support
WISeKey SAARC Ltd	20-22 Bedford Row, London WC1R 4JS, United Kingdom	GBP 100,000	51,0%	Non trading
WISeKey USA Inc[1]	731 James Street, Suite 400, Syracuse, New York 13203-2003, USA	USD 6,500	95,75%	Sales & support
WISeKey India Private Ltd[2]	C-4/5, Lower Ground Floor, Safdarjung Development Area, New Delhi, South Delhi, Delhi, India, 110016	INR 1,000,000	45,90%	Sales & support
WISeKey IoT Japan KK	3F, 1-9-7 Kanda-Awajicho, Chiyoda-ku, Tokyo, Japan	JPY 1,000,000	12,55%	Sales & distribution
SEALSQ France Taiwan Branch[3]	Hun Tai Centre, 2/F-A, 170 Dunhua North Road, Singshan District, Taipei 10548, Taiwan	TWD 100,000	12,55%	Sales & distribution branch
WISeCoin AG	General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF 100,000	90,0%	Sales & distribution
WISeKey Equities AG	c|o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF 100,000	100,0%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Riestrasse 16, c/o Design Office 88 North, 80992 Munich, Germany	EUR 25,000	100,0%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	E.A.Juffali& Bros. main office, Al-Andalus, Madina Road, Nour Al-Qoloub St., 21431 Jeddah, Saudi Arabia	SAR 200,000,000	51,0%	Sales & distribution
WISe.Art AG	c|o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF 114,286	87,5%	Sales & distribution
WISeKey Vietnam Ltd	29th Floor, East Tower, Hanoi Lotte Center, No 54 Lieu Gia, Cong Vi, Ba Dinh, Ha Noi, Vietnam	VND 689,400,000	95,75%	R&D
WISeKey (Gibraltar) Limited	Madison Building, Midtown, Queensway, Gibraltar GX11 1AA, Gibraltar	GBP 100	100,0%	Sales & support
WISeSat.Space AG	c|o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF 100,000	100,0%	Sales & distribution
SEALSQ USA Ltd	2415 E Camelback Road, Ste 600 Phoenix, AZ 85016, USA	USD -	100,0%	Sales & support
SEALCOIN AG	c|o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF 100,000	100,0%	Sales & distribution
SEALSQ Corp Swiss Branch	c/o WISeKey SA, Avenue Louis-Casai 58, 1216 Cointrin, Geneva, Switzerland	n/a	n/a	Sales & Central services branch

[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA

[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG

[3] Formerly WISeKey IoT Taiwan





4.1.1.4. Significant Changes to the Group Structure after December 31, 2024

None.

4.1.2. Significant Shareholders

The Swiss Financial Market Infrastructure Act ("FMIA") and the rules and regulations promulgated thereunder, to which the Company and beneficial owners of its Shares are subject, requires persons who directly, indirectly or in concert with other parties acquire or dispose of Shares or purchase or sale rights or obligations relating to such Shares, and, thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33 ⅓%, 50% or 66 ⅔% of the Company's voting rights (whether exercisable or not) to notify the Company and the Disclosure Office of the SIX of such acquisition or disposal in writing.

Each Class A Share and each Class B Share carry one vote at a general meeting of shareholders of the Company (the "General Meeting") and, as such, the number of shares held by each person or entity set forth below is equal to the number of voting rights held by such person or entity.

The table below sets out, to the knowledge of the Company, beneficial owners holding 3% or more of the voting rights of the Company as disclosed on the SIX disclosure platform on December 31, 2024. The percentages indicated above have been established based on the share capital of the Company registered with the commercial register of the Canton of Zug on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. For a full review of the disclosure reports that were made to the Company and the SIX Disclosure Office during fiscal year 2024, including with respect to sale and purchase positions, and then published on the SIX electronic publication platform in accordance with the FMIA and the rules and regulations promulgated thereunder please refer to the search facility of the SIX Disclosure Office at https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

Name	Number of Shares owned		Total number of voting rights	Percentage of voting rights
	Class A Shares	Class B Shares		
Lock-up group consisting of Carlos Moreira and one additional member	1,600,880	-	1,600,880	34.23%





4.1.3. Cross-shareholdings

The Company is not aware of any cross-shareholdings.

4.2. Capital Structure

4.2.1. Capital

At the Company's Annual General Meeting of Shareholders on June 27, 2024, the shareholders of the Company approved a reduction of the Company's statutory share capital in an aggregate amount of CHF 8,461,555.20, by reducing the nominal value of all Class B Shares from CHF 2.50 to CHF 0.10 and the nominal value of all Class A Shares from CHF 0.25 to CHF 0.01. The reduction was registered in the commercial register of the Canton of Zug on July 26, 2024. The total amount of the reduction (i.e., CHF 8,461,555.20) was allocated to the Company's statutory capital reserves from capital contributions, and there was no distribution to shareholders.

As at December 31, 2024, the Company's statutory share capital amounted to CHF 352,564.80, divided into 1,600,880 Class A Shares and 3,365,560 Class B Shares. In addition, as at December 31, 2024, the Company had 704,962 Class B Shares outstanding, corresponding to a nominal value of CHF 70,496.20, issued out of the Company's conditional share capital and which had not yet been registered with the commercial register. Therefore, as at December 31, 2024, the total outstanding share capital amounted to CHF 423,061, divided into 1,600,880 Class A Shares and 4,070,522 Class B Shares. All Shares are registered shares (*Namenaktien*) and all Class A Shares and 4,068,756 Class B Shares are issued in form of intermediated securities (*Bucheffekten*) and 1,766 Class B Shares are issued in certificated form. The Shares are fully paid and rank economically *pari passu* with each other. As at December 31, 2024, a total of 762,166 Class B Shares were held in the dispo-SIS account, i.e. not as registered shares.

As at December 31, 2024, the Company held no Class A Shares and 56,508 Class B Shares in treasury.

As at December 31, 2024, the Company had 5,102,504 ADSs outstanding which were traded on the NASDAQ.

As regards the Company's capital band and conditional share capital, please refer to item 4.2.2. below.





4.2.2. Capital Band and Conditional Share Capital

4.2.2.1. Capital Band

In line with the revised provisions of Swiss corporate law effective January 1, 2023, shareholders approved, at the Company's Annual General Meeting of Shareholders on June 27, 2024, the renewal of a capital band ranging from approximately 90 percent to 150 percent of the issued share capital entered in the commercial register at that time. In accordance therewith, the Board of Directors of the Company (the "Board") is authorized (i) to issue new Class B Shares at any time during a period expiring June 27, 2029 and thereby increase the Company's share capital, without the approval of the shareholders, in a maximum amount of CHF 161,811.76 through the issuance of up to 1,618,117 new fully paid-in Class B Shares, corresponding to 45.90% of the share capital and 32.58% of the voting rights of the Company registered with the commercial register of the Canton of Zug as at December 31, 2024 and (ii) to cancel Class B Shares at any time during a period expiring June 27, 2029 and thereby reduce the Company's share capital, without the approval of the shareholders, in a maximum amount of CHF 32,362.30 through the cancellation of up to 323,623 registered Class B Shares, corresponding to 9.18% of the share capital and 6.52% of the voting rights of the Company registered with the commercial register of the Canton of Zug as at December 31, 2024. An increase or a reduction in partial amounts is permitted.

According to the Company's capital band, in the event of a capital increase within the capital band, the Board determines the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the beginning date for dividend entitlement.

The Board may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised).

The Board is entitled to permit, to restrict or to exclude the trade with subscription rights. It may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.

The Board is further authorized to withdraw or restrict subscription rights of existing shareholders and allocate such rights to third parties (including individual shareholders), the Company or any of its group companies:

a) if the issue price of the new shares is determined by reference to the market price; or

b) for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the sub-scription rights of existing shareholders; or

c) for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or





d) for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

e) for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

f) for the participation of members of the Board of Directors, members of the Executive Committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies.

After a change of the par value, new shares will be issued within the capital band with the same par value as the existing shares.

If the share capital increases as a result of an increase from conditional capital pursuant to Article 4b or Article 4c of the articles of association of the Company (the "Articles"), the upper and lower limits of the capital band will increase in an amount corresponding to such increase in the share capital.

In the event of a reduction of the share capital within the capital band, the Board will, to the extent necessary, determine the use of the reduction amount. The subscription and acquisition of the new Class B Shares as well as any subsequent transfer of the Class B Shares is subject to the restrictions pursuant to Article 6 of the Articles (see item 4.2.6. below).

4.2.2.2. Conditional Share Capital

As per December 31, 2024[4], the Articles provided for a conditional share capital that authorized the issuance of new Class B Shares of up to a maximum amount of CHF 121,059 or up to 1,210,590 new Class B Shares, corresponding to 34.34% of the share capital and 24.38% of the voting rights of the Company registered with commercial register of the Canton of Zug as at December 31, 2024, without obtaining additional shareholder approval. Pursuant to the Articles, the additional shares may be issued:

—up to an amount of CHF 101,059 by the issuance of up to 1,010,590 fully paid-in Class B Shares with a nominal value of CHF 0.10 through the exercise of conversion, option, exchange, warrant or similar rights for the subscription of shares granted to third parties or shareholders in connection with bonds (including convertible bonds and bonds with options), options, warrants, notes, other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by, or of a member of, the Company (the "Rights-Bearing Obligations"); and

—up to an amount of CHF 20,000 by the issuance of up to 200,000 fully paid-in Class B Shares with a nominal value of CHF 0.10 in connection with the issuance of Class B Shares, Rights-Bearing Obligations, options or other share-based awards granted to members of the Board of Directors, members of executive management, employees, contractors, consultants or other persons providing services to the Company or a member of the Company.

[4] The Company issued Class B Shares out of the conditional share capital during fiscal year 2024 as further set out under Section 2.3, thus reducing the number of Class B Shares issuable under the Company's existing share capital. Only Class B Shares issued out of the conditional share capital up until June 27, 2024 are reflected in the Articles in force as at December 31, 2024.





As at December 31, 2024, the Articles provided for a conditional share capital that authorized the issuance of new Class A Shares of up to a maximum amount of CHF 4,000 or up to 400,000 new Class A Shares, corresponding to 1.13% of the share capital and 8.05% of the voting rights of the Company registered with commercial register of the Canton of Zug as at December 31, 2024, without obtaining additional shareholder approval. Pursuant to the Articles, the additional shares may be issued in connection with the direct or indirect issuance of shares, options or related subscription rights to the members of the Board of Directors of the Company and members of executive management of the group.

The pre-emptive rights of the shareholders are excluded in connection with the issuance of any Rights-Bearing Obligations by any member of the Company. The then-current owners of such Rights-Bearing Obligations shall be entitled to subscribe for the new Class B Shares issued upon conversion, exchange, or exercise of the Rights-Bearing Obligations. The conditions of the Rights-Bearing Obligations shall be determined by the Board.

The Board is authorized to restrict or deny the advance subscription rights of shareholders in connection with the issuance by the Company of Rights-Bearing Obligations if:

a) such issuance is for the purpose of financing or refinancing the acquisition of an enterprise, parts of an enterprise, or participations or for new investment projects; or

b) such instruments are issued to strategic investors; or

c) such instruments are issued on national or international capital markets or through a private placement.

If advance subscription rights are neither granted directly or indirectly by the Board, (i) the Rights-Bearing Obligations must be issued or entered into at market conditions, (ii) the conversion, exchange or exercise price of the Rights-Bearing Obligations must be set with reference to the market conditions prevailing at the date on which the Rights-Bearing Obligations are issued and (iii) the Rights-Bearing Obligations may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance or entry.

In connection with the issuance of any new Class B Shares or Rights-Bearing Obligations pursuant to the second limb of the conditional share capital described above (i.e. the conditional share capital to satisfy our obligations towards employee compensation plans), the pre-emptive rights and advance subscription rights of the shareholders are generally excluded. Class B Shares or Rights-Bearing Obligations must be issued to members of the Board, members of executive management, employees or other persons providing services to the Company in accordance with one or more benefit or incentive plans. Class B Shares may be issued to any of such persons at a price lower than the current market price, but at least at par value.





4.2.3. Changes in Capital

Since January 1, 2022, the share capital of the Company has been increased as follows:

—On May 12, 2022, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 12,174,464 Class B Shares with a nominal value of CHF 0.05 each during the period commencing on April 2, 2021 and ending on May 11, 2022. As a result, the conditional share capital available to the Company was reduced by 12,174,464 Class B Shares or CHF 608,723.20, the share capital of the Company was increased by 12,174,464 Class B Shares or CHF 608,723.20, and the capital contribution reserves were increased by CHF 4,814,138.38.

—On June 24, 2022, at the Company's 2022 Annual General Meeting, shareholders approved (i) the Company's authorized share capital in an amount of up to CHF 1,250,000, corresponding to the issuance of up to 25,000,000 Class B Shares with a nominal value of CHF 0.05 each and (ii) the Company's conditional share capital authorizing the issuance of new Class B Shares with a nominal value of CHF 0.05 each in an amount of up to CHF 2,605,000, of which CHF 2,300,000, corresponding to the issuance of up to 46,000,000 Class B Shares, is reserved for Rights-Bearing Obligations, and CHF 305,000, corresponding to the issuance of up to 6,100,000 Class B Shares, is reserved for the issuance of Class B Shares or Rights-Bearing Obligations granted to directors, officers, employees and/or advisors of the Company. At the Company's 2022 Annual General Meeting, shareholders further approved the Company's conditional share capital authorizing the issuance of new Class A Shares with a nominal value of CHF 0.01 each in an amount of up to CHF 100,000, corresponding to the issuance of up to 10,000,000 Class A Shares.

—On March 23, 2023, the Company issued 15,000,000 new Class B Shares with a nominal value of CHF 0.05 each out of authorized capital to WISeKey Equities AG against a contribution in cash of CHF 750,000, resulting in an increase in share capital by CHF 750,000. No capital contribution reserves were created. The issuance of these 15,000,000 Class B Shares occurred for the sole purpose of creating an advance of Class B Shares for delivery to L1 Capital Global Opportunities Master Fund ("L1") pursuant to a convertible facility agreement entered into by and between L1 and the Company on June 29, 2021, as amended on September 27, 2021 and March 3, 2022 (the "L1 Facility"), and to Anson Investments Master Fund LP ("Anson") pursuant to a convertible facility agreement entered into by and between Anson and the Company on June 29, 2021, as amended on September 27, 2021 and January 24, 2023 (the "Anson Facility").

—On March 23, 2023, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 32,843,980 Class B Shares with a nominal value of CHF 0.05 each during the period commencing on April 29, 2022 and ending on March 1, 2023. As a result, the conditional share capital available to the Company was reduced by 32,843,980 Class B Shares or CHF 1,642,199, the share capital of the Company was increased by 32,843,980 Class B Shares or CHF 1,642,199, and the capital contribution reserves were increased by CHF 3,761,735.

—On June 22, 2023, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 5,406,071 Class B Shares with a nominal value of CHF 0.05 each during the period commencing on March 3, 2023 and ending on June 16, 2023. As a result, the conditional share capital available to the Company was reduced by 5,668,965 Class B Shares or CHF 283,448.25, the share capital of the Company was increased by 5,668,965 Class B Shares or CHF 283,448.25, and the capital contribution reserves were increased by CHF 597,320.32.





—On June 22, 2023, in accordance with the requirements of the law and the articles of association of the Company as well as the resolution of the general meeting of the shareholders, the Company issued 12 Class A Shares with a nominal value of CHF 0.01 each and 37 Class B Shares with a nominal value of CHF 0.05 each against a contribution in cash of CHF 1.97, resulting in an increase in share capital by CHF 1.97. No capital contribution reserves were created. The issuance of these 12 new Class A Shares and 37 new Class B Shares occurred for the sole purpose of rounding up the issued share capital of the Company such that the reverse split in a ratio of 25:1 for the Class A Shares and 50:1 for the Class A Shares that took place on June 30, 2023 (the "Reverse Split") could be effected without giving rise to a fractional number of shares.

—On June 22, 2023, the shareholders of the Company approved the Reverse Split, which took place on June 30, 2023. As a result, the nominal value of the Class A Shares increased from CHF 0.01 to CHF 0.25, and that of the Class B Shares from CHF 0.05 to CHF 2.50, and the number of outstanding Class B Shares and Class A Shares decreased commensurately. Immediately prior to the Reverse Split, the Company's statutory share capital amounted to CHF 8,090,595, divided into 40,022,000 Class A Shares with a nominal value of CHF 0.01 and 153,807,500 Class B Shares with a nominal value of CHF 0.05. Immediately after the Reverse Split, the Company's statutory share capital amounted to CHF 8,090,595, divided into 1,600,880 Class A Shares with a nominal value of CHF 0.25 and 3,076,150 Class B Shares with a nominal value of CHF 2.50.

—On April 23, 2024, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 289,410 Class B Shares with a nominal value of CHF 2.50 each during the period commencing on September 15, 2023 and ending on November 29, 2023. As a result, the conditional share capital available to the Company was reduced by 289,410 Class B Shares or CHF 723,525, the share capital of the Company was increased by 289,410 Class B Shares or CHF 723,525, and the capital contribution reserves were increased by CHF 169,342.06.

—On June 27, 2024, the shareholders of the Company approved a reduction of the Company's statutory share capital in an aggregate amount of CHF 8,461,555.20, by reducing the nominal value of all Class B Shares from CHF 2.50 to CHF 0.10 and the nominal value of all Class A Shares from CHF 0.25 to CHF 0.01. The reduction was registered in the commercial register of the Canton of Zug on July 26, 2024. The total amount of the reduction (i.e. CHF 8,461,555.20) was allocated to the Company's statutory capital reserves from capital contributions, and there was no distribution to shareholders.

—Between July 24, 2024 and December 31, 2024, 704,962 Class B Shares with a nominal value of CHF 0.10 were issued out of the Company's conditional share capital in connection with convertible facilities and the Company's ESOP as defined below, thereby increasing the share capital by CHF 70,496.20 and the capital contribution reserves by CHF 2,150,313.40. These 704,962 Class B Shares were not yet registered with the commercial register as at December 31, 2024.





4.2.4. Shares and Participation Certificates

For information regarding the total number, nominal value, and types of Shares of the Company, please see item no. 4.2.1. All of the Shares are fully paid in. Each Share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.01 per Share) and Class B Shares (CHF 0.10 per Share). This means that, relative to their respective per share contribution to the Company's capital, the holder of the Class A Shares has a greater relative per share voting power than the holders of the Class B Shares for matters that require approval on the basis of a specified majority of shares present at a meeting of shareholders. Shareholders' resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each Class A Share and each Class B Share having one vote), unless otherwise stipulated by law or the Articles. The following matters require approval by a majority of the par value of the Shares represented at the general meeting (each Class A Share having a par value of CHF 0.01 per share and each Class B Share having a par value of CHF 0.10 per share):

- electing the Company's auditor;
- appointing an expert to audit the Company's business management or parts thereof;
- adopting any resolution regarding the instigation of a special investigation; and
- adopting any resolution regarding the initiation of a derivative liability action.

Both categories of Shares confer equal entitlement to dividends relative to the nominal value of the Class A Shares and the Class B Shares, respectively.

The Company has ADSs outstanding which are trading on the NASDAQ. The Bank of New York Mellon acts as depositary of the ADS. Each ADSs represents 1/2 Class B Share (or two ADSs entitle their holder to receive one Class B Shares) deposited with Credit Suisse Group AG, as custodian for the depositary in Switzerland. The depositary is the holder of Class B Shares underlying the ADSs. A registered holder of ADSs has ADS holder rights. A deposit agreement among the Company, the depositary, each ADS holder and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

ADS holders may instruct the depositary to vote the number of deposited Class B Shares their ADSs represent. The depositary provides notice to ADS holders of shareholders' meetings and arranges to deliver the voting materials to them if so requested. ADS holders have in principle the right to cancel their ADSs and withdraw the underlying Class B Shares at any time, subject to certain exceptions.

4.2.5. Dividend-Right Certificates

The Company has not issued any non-voting equity securities, such as participation certificates (*Partizipationsscheine*) or profit-sharing certificates (*Genussscheine*).





4.2.6. Limitations on Transferability and Nominee Registrations

The Company's share register is maintained by Computershare Schweiz Ltd. The share register lists the names, addresses and nationalities of the registered owners of the Shares. Nominees can be entered into the share register with voting rights. The Company does not limit or restrict nominee registrations.

Only holders of Shares (including nominees) that are recorded in the share register as of the record date (see item 4.6.5. below) are entitled to vote at a General Meeting.

Any person who acquires Shares and does not expressly state in his/her/its application to the Company that the relevant Shares were acquired for his/her/its own account may not be entered in the share register as a shareholder with voting rights for the Shares.

The Board may, after having heard the concerned registered shareholder or nominee, cancel entries in the share register that were based on false information with retroactive effect to the date of entry.

Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting, but will still be entitled to dividends and other rights with financial value with respect to such Shares.

Each holder of Class A Shares has entered into an agreement (each such agreement a "Shareholder Agreement") with the Company, pursuant to which such holder of Class A Shares has given the undertaking vis-à-vis the Company not to (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a "Transfer"), except if such Transfer constitutes a "Permitted Transfer", as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate and any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at the Company's annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.





4.2.7. Convertible Bonds and Options

4.2.7.1. Convertible Bonds and Equity-Linked Instruments

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the "2024 L1 Facility") with L1 Capital Global Opportunities Master Fund ("L1"), pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 L1 Facility plans for an initial tranche USD 1.25 million (the "2024 L1 Initial Tranche") and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and L1, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest.

Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into Class B Shares upon request by L1 within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a fixed conversion price set at a premium of 100% to the daily volume-weighted average price ("VWAP") of a Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

During the year ended December 31, 2024, WISeKey made one subscription under the 2024 L1 Facility in an amount of USD 1.25 million, the 2024 L1 Initial Tranche, and L1 requested the conversion of a total amount of USD 1.24 million in the year ended December 31, 2024, resulting in the issuance of a total of 344,598 Class B Shares.

As at December 31, 2024, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the outstanding 2024 L1 Facility available was USD 13.75 million. By way of illustration, using L1's disclosure of December 25, 2024 published by the Company on the SIX Disclosure Platform as a basis, which assumed a hypothetical conversion price of CHF 13.63 per Class B Share for the amounts outstanding under the 2024 L1 Facility (i.e. the closing price on December 20, 2024 of CHF 14.50, discounted by 6%, in accordance with the terms of the 2024 L1 Facility), and further assuming that (a) all outstanding L1 Convertible Notes at that time (USD 10,000) would be converted, (b) the entire remaining amount of the Anson Facility (USD 13,750,000) would be subscribed for and converted, and (c) the applicable exchange rate is CHF 1 for USD 1.1198, L1 would receive 901,534 Class B Shares, corresponding to a nominal value of CHF 90,153.40, which represents 25.57% of the share capital and 18.15% of the voting rights of the Company registered with the commercial register of the Canton of Zug as at December 31, 2024. Note that the exact number of Class B Shares that the Company may issue to L1 in connection with the conversion rights associated with the 2024 L1 Facility may be lower or higher (depending on the market conditions prevailing at the relevant time) than in the example used herein.





On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the "2024 Anson Facility") with Anson Investments Master Fund LP ("Anson"), pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 Anson Facility plans for an initial tranche USD 1.25 million (the "2024 Anson Initial Tranche") and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and Anson, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest.

Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into Class B Shares upon request by Anson within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a fixed conversion price set at a premium of 100% to the daily VWAP of a Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

During the year ended December 31, 2024, WISeKey made one subscription under the 2024 Anson Facility in an amount of USD 1.25 million, the 2024 Anson Initial Tranche, which was fully converted in the year ended December 31, 2024, resulting in the issuance of a total of 346,820 Class B Shares. As at December 31, 2024, there were no unconverted notes and the outstanding 2024 Anson Facility available was USD 13.75 million. By way of illustration, using the Company's disclosure of December 21, 2024 published by the Company on the SIX Disclosure Platform as a basis, which assumed a hypothetical conversion price of CHF 20.21 per Class B Share for the amounts outstanding under the 2024 Anson Facility (i.e. the closing price on December 16, 2024 of CHF 21.50, discounted by 6%, in accordance with the terms of the 2024 Anson Facility), and further assuming that (a) the entire remaining amount of the Anson Facility (USD 13,750,000) would be subscribed for and converted, and (b) the applicable exchange rate is CHF 1 for USD 1.1193, Anson would receive 607,840 Class B Shares, corresponding to a nominal value of CHF 60,784, which represents 17.24% of the share capital and 12.24% of the voting rights of the Company registered with the commercial register of the Canton of Zug as at December 31, 2024.

Note that the exact number of Class B Shares that the Company may issue to Anson in connection with the conversion rights associated with the 2024 Anson Facility may be lower or higher (depending on the market conditions prevailing at the relevant time) than in the example used herein.





4.2.7.2. Options, Warrants and Similar Instruments

As at December 31, 2024, the Company has an aggregate number of 473,274 outstanding options and warrants, which entitle the respective holders of such options and warrants to acquire a total of 473,274 Class B Shares:

— On December 8, 2020, WISeKey entered into a Warrant Agreement with Global Tech Opportunities 8 ("GTO") pursuant to which WISeKey was required to issue warrants in favor of GTO in a number equal to 15% of each tranche issued by WISeKey under a convertible facility agreement entered into by and between GTO and the Company on December 8, 2020 (the "GTO Facility"), divided by the exercise price which was the higher of (i) 120% of the five trading day volume weighted average prices of a Class B Share on the SIX Swiss Exchange over the five trading days on the SIX Swiss Exchange immediately preceding the subscription request to issue the relevant tranche and (ii) CHF 1.50. Warrants were granted upon issuance of the relevant tranche as follows.

- On December 9, 2020, following the first subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 75,000 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.50. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 1,500 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 75. The warrants expire on December 9, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 112,350 and the share capital by CHF 150, equaling to 0.04% of the share capital and 0.03% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- On December 21, 2020, following the second subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 175,000 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.50. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 3,500 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 75. The warrants expire on December 21, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 262,150 and the share capital by CHF 350, equaling to 0.10% of the share capital and 0.07% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- On December 24, 2020, following the third subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 216,000 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.50. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 4,320 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 75. The warrants expire on December 24, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 323,568 and the share capital by CHF 432, equaling to 0.12% of the share capital and 0.09% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.





- On February 19, 2021, following the fourth subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 458,332 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.584. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 9,166 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 79.20. The warrants expire on February 19, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 725,030.60 and the share capital by CHF 916.60, equaling to 0.26% of the share capital and 0.18% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- On March 24, 2021, following the fifth subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 102,599 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 2.193. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 2,051 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 109.65. The warrants expire on March 24, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 224,687.05 and the share capital by CHF 205.10, equaling to 0.06% of the share capital and 0.04% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- On March 31, 2021, following the sixth subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 187,188 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 2.404. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 3,743 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 120.20. The warrants expire on March 31, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 449,534.30 and the share capital by CHF 374.30, equaling to 0.11% of the share capital and 0.08% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- On May 3, 2021, following the seventh subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 105,042 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 2.142. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 2,100 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 107.10. The warrants expire on May 3, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 224,700 and the share capital by CHF 210, equaling to 0.06% of the share capital and 0.04% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.





—On June 29, 2021, WISeKey entered into a Warrant Agreement with Anson pursuant to which WISeKey is required to issue in favor of Anson warrants in a number equal to 25% of the principal amount of each tranche issued by WISeKey under the Anson Facility, divided by the volume-weighted average price of a Class B Share on the SIX Swiss Exchange of the trading day immediately preceding the tranche closing date. The exercise price is the higher of (a) 1.5 times the five-trading day volume-weighted average price of a Class B Share on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. Warrants were granted upon issuance of the relevant tranche as follows:

- On February 3, 2023, following the fourth subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 533,640 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 10,672 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on February 3, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 2,666,932.80 and the share capital by CHF 1,067.20, equaling to 0.30% of the share capital and 0.21% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- On March 1, 2023, following the fifth subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 935,218 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 18,704 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on March 1, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 4,674,129.60 and the share capital by CHF 1,870.40, equaling to 0.53% of the share capital and 0.38% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- On April 27, 2023, following the fourth subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 984,485 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 19,689 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on April 27, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 4,920,281.10 and the share capital by CHF 1,968.90, equaling to 0.56% of the share capital and 0.40% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- On June 15, 2023, following the fourth subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 1,166,967 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 23,339 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on June 15, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 5,832,416.10 and the share capital by CHF 2,333.90, equaling to 0.66% of the share capital and 0.47% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.





—On June 29, 2021, WISeKey entered into a Warrant Agreement with L1 pursuant to which WISeKey was required to issue in favor of L1 warrants in a number equal to 25% of the principal amount of each tranche issued by WISeKey under the L1 Facility, divided by the volume-weighted average price of a Class B Share on the SIX Swiss Exchange of the trading day immediately preceding the tranche closing date. The exercise price is the higher of (a) 1.5 times the five-trading day volume-weighted average price of a Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. Warrants were granted upon issuance of the relevant tranche as follows.

- On March 7, 2022, following the seventh subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 457,927 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 9,158 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on March 7, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 2,288,584.20 and the share capital by CHF 915.80, equaling to 0.26% of the share capital and 0.18% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- On April 14, 2022, following the eighth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 280,439 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 5,608 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on April 14, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 1,401,439.20 and the share capital by CHF 560.80, equaling to 0.16% of the share capital and 0.11% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- On July 12, 2022, following the ninth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 987,755 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to Reverse Split, the warrant allowed L1 to acquire up to 19,755 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on July 12, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 4,936,774.50 and the share capital by CHF 1,975.50, equaling to 0.56% of the share capital and 0.40% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- On October 7, 2022, following the tenth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 1,216,216 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 24,324 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on October 7, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 6,078,567.60 and the share capital by CHF 2,432.40, equaling to 0.69% of the share capital and 0.49% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.





- On November 16, 2022, following the eleventh subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 908,746 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 18,174 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on November 16, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 4,541,682.60 and the share capital by CHF 1,817.40, equaling to 0.52% of the share capital and 0.37% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- On December 23, 2022, following the twelfth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 1,060,626 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 21,212 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on December 23, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 5,300,878.80 and the share capital by CHF 2,121.20, equaling to 0.60% of the share capital and 0.43% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

—As at December 31, 2024, the Company had 276,259 options outstanding under the ESOP (as defined below), entitling its holders to acquire up to 276,259 Class B Shares (as adjusted after the Reverse Split):

- 325 options to acquire 325 Class B Shares (subscription ratio: 1:1), corresponding to 81,345 options granted by WISeKey SA to employees of WISeKey SA under the WISeKey SA employee share ownership plan and assumed by the Company with effect as at the Initial Listing, as amended (exercise period: September 26, 2026, exercise ratio: 1:1, exercise price per option: CHF 0.05, vesting: all options have vested). Assuming that all options are exercised, the capital contribution reserves would increase by CHF 780 and the share capital of the Company would be increased by CHF 32.50 or 0.01% and the total voting rights by 0.01%, based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

- The Company has granted 274,535 options to employees and Board members of the WISeKey Group. Each option is exercisable to purchase one Class B Share (subscription ratio: 1:1). 274,399 of these options have vested, whilst the remaining 136 options are unvested. Once vested and subject to specific terms, the options can be exercised at any time during the exercise period. If all options were exercised, a total number of 274,535 Class B Shares would be issued, thereby causing an increase in the capital contribution reserves by CHF 521,248.80 and in the share capital by CHF 27,453.50, equaling to 7.79% of the share capital and 5.53% of voting rights based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024. The exercise price and exercise period of these options are detailed below:





- 221 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on February 11, 2026;
- 18,854 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on September 26, 2026;
- 364 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on December 23, 2026;
- 107 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on April 23, 2027;
- 165 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on August 23, 2027;
- 301 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on November 16, 2027;
- 420 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on December 23, 2027;
- 210 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on May 4, 2028;
- 220 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on August 9, 2028;
- 284 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on October 18, 2028;
- 34,061 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on November 24, 2028;
- 361 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on December 12, 2028;
- 264 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on July 1, 2029;
- 136 options, vesting on July 1, 2025, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on July 1, 2029;
- 90,482 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on December 13, 2029;
- 8,225 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on May 30, 2030;
- 44,972 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on January 31, 2031;
- 17,540 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on May 29, 2031;
- 11,704 options, fully vested, with an exercise price of CHF 0.10 and an exercise period of 7 years ending on July 3, 2031;
- 9,644 options, fully vested, with an exercise price of CHF 0.10 and an exercise period of 7 years ending on October 23, 2031; and
- 36,000 options, fully vested, with an exercise price of CHF 0.10 and an exercise period of 7 years ending on December 17, 2031.





- The Company has granted 1,399 options to persons providing consultancy, advisory and other services to WISeKey in connection with business development activities. Each option is exercisable to purchase one Class B Share (subscription ratio: 1:1). All options are fully vested. Once vested, the options can be exercised at any time during the exercise period. If all options were exercised, a total number of 1,399 Class B Shares would be issued, thereby causing an increase in the capital contribution reserves by CHF 52,857.60 and in the share capital by CHF 139.90, equaling to 0.04% of the share capital and 0.03% of voting rights based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024. The exercise prices, vesting date and exercise period of these options are detailed below:

- 200 options, fully vested, with an exercise price of CHF 250 and an exercise period of 7 years ending on April 8, 2025;
- 999 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on November 10, 2026; and
- 200 options, fully vested, with an exercise price of CHF 2.50 and an exercise period of 7 years ending on August 20, 2027.

Assuming that all options granted under the ESOP are exercised, the aggregate number of Class B Shares issuable upon exercise of the options amounts to 7.84% of the share capital and 5.56% of the voting rights of the Company registered with the commercial register of the Canton of Zug on December 31, 2024.

As at December 31, 2024, the Company has an aggregate number of 392,720 outstanding options on Class A Shares granted to employees of the WISeKey Group in 2021, which entitle the respective holders of such options to acquire a total of 392,720 Class A Shares. Each option is exercisable to purchase one Class A Share (subscription ratio: 1:1) at an exercise price of CHF 0.25. All options have vested with an exercise period of 7 years ending on November 24, 2028. If all options were exercised, a total number of 392,720 Class A Shares would be issued, thereby causing an increase in share capital by CHF 3,927.20, equaling to 1.11% of the share capital and 7.91% of voting rights based on the share capital of the Company registered with commercial register of the Canton of Zug as at December 31, 2024.

4.2.7.3. Significant Changes after December 31, 2024

None.





4.3. Board of Directors

4.3.1. Members of the Board of Directors

The following table sets forth the name, function, committee membership, age as at December 31, 2024, first time election and terms of office of each member of the Board.

Name	Function	Committee Membership	Age	Initial Election	Term of Office Expires at AGM
Carlos Moreira	Executive member (CEO) and Chairman of the Board	Strategy Committee	66	2015	2025
María Pía Aqueveque Jabbaz	Independent Member of the Board		47	2022	2025
Philippe Doubre	Independent Member of the Board	Nomination & Compensation Committee	89	2024	2025
David Fergusson	Independent Member of the Board	Audit Committee, Nomination & Compensation Committee	64	2017	2025
Jean-Philippe Ladisa	Independent Member of the Board	Audit Committee, Nomination & Compensation Committee	61	2020	2025
Philippe Monnier	Independent Member of the Board		63	2024	2025
John O'Hara	Executive member of the Board (CFO)		47	2024	2025
Peter Ward	Non-executive member of the Board	Strategy Committee	72	2015	2025





Carlos Moreira, Chairman

Carlos Moreira, born in 1958, a Swiss citizen, began his career as a United Nations expert on Cybersecurity and Trust Models, working for the International Labor Organization (ILO), the United Nations (UN), United Nations Conference on Trade and Development (UNCTAD), the World Trade Organization (WTO) and International Trade Centre (ITC), the World Bank, the United Nations Development Programme (UNDP) and the Economic and Social Commission for Asia and the Pacific (ESCAP) from 1983 to 1998. A recognized early-stage pioneer in the field of digital identity, Mr. Moreira was also Adjunct Professor of the Graduate School of Engineering Royal Melbourne Institute of Technology (RMIT) from 1995 to 1999 and Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT. In 1999, Carlos Moreira founded the Geneva-based online data security firm WISeKey SA.

Carlos Moreira is a member of the UN Global Compact, member of the World Economic Forum's Global Agenda Council, founding member of the World Economic Forum for Global Growth Companies, World Economic Forum ("WEF") New Champion 2007 to 2016, Vice Chair of the World Economic Forum Global Agenda Council on Illicit Trade 2012/15, member of the Selection Committee for the WEF Growth Companies, founder and board member of Geneva Security Forum SA, member of the New York Forum, founding member of the "Comité de Pilotage Project E-Voting" of the Geneva Government, member of The Blockchain Research Institute, founder of the Blockchain Center of Excellence in 2019, member of Blockchain Advisory Board of the Government of Mexico, and founding member of TrustValley. Mr. Moreira was also a member of the WEF Global Agenda Council on the Future of IT Software & Services in 2014-2016. Mr. Moreira is also a member of the foundation board of the OISTE Foundation.

An entrepreneur and investor in Deeptech, AI, Blockchain, IoT and Cybersecurity, Mr. Moreira was selected as one of the WEF's Trailblazers, Shapers and Innovators. Carlos Moreira was selected by Bilanz among the 100 most important 2016 digital heads in Switzerland, nominated by Bilan.CH among the 300 most influential persons in Switzerland in 2011 and 2013, in the top 100 of Who's Who of the Net Economy, Man of the Year AGEFI 2007, and an award Holder CGI. Mr. Moreira is a Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Munich Security Conference, World Policy Conference, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, and CEO Summit. Mr. Moreira is also the co-author of the bestselling book and forthcoming CNBC TV series - "The transHuman Code".

An expert in M&A, Fundraising, IPOs, SIX and NASDAQ listings, he won the M&A Award 2017 Best EU acquisition, and the 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council. Carlos Moreira holds a Bachelor of Science in Business Administration from the University of Málaga, Spain.





María Pía Aqueveque Jabbaz

María Pía Aqueveque Jabbaz, born in 1977, a Chilean citizen based in Rome, Italy, is the Executive Managing Director of Maqueveq & Co, an advisory firm dedicated to innovation strategy for digital asset projects, since 2018. She has recently been featured as one of the global TOP 100 Women in the Future in Metaverse & Web3.0 and Bloomberg Línea named her as one of the Crypto Leaders in Latin America in 2021.

Ms. Aqueveque served as board member for the pension fund administrator company AFP Uno (Chile) between November 2018 and February 2021 and as board member of Olidata, a listed IoT company in Italy, between May 2019 and May 2021. She has been an advisor to public and private financial organizations on public policy and the regulation and implementation of digital assets and deep technologies. She has served as a consultant for private banks, multilateral investment banking and governments, including the World Bank, the Presidency of the Republic and the Ministry of Finance of Chile, the Inter-American Development Bank, the Central American Bank for Economic Integration, and many others.

She holds an undergraduate degree in Economic and Administrative Sciences from the Pontifical Catholic University of Chile, a Magister in Public Policy from the University of Chile, a Master in FinTech and Financial Innovation from Three Points & Polytechnic University of Catalonia, Spain, and a Diploma in Investments and Financial Markets from the University of Chile. Throughout her career, she has collaborated with research departments of financial and academic organizations such as the Association of Mutual Fund Administrators and INTELIS, Center of the Economics Department of Universidad Chile dedicated to Innovation and Entrepreneurship.

María Pía Aqueveque Jabbaz is a recognized international public speaker and contributing author of the book "21st CENTURY FORESIGHT, understanding mega trends and the new globalization to build futures from Strategic Foresight" ("Prospectiva del siglo XXI: Entender las mega-tendencias y la nueva globalización, para construir futuros desde la Prospectiva Estratégica") published in 2022. Since 2023, she has served as professor of the MBA course "The web 3.0 and metaverse: disruption and prospective in business strategy" of the Pontifical Catholic University of Chile. In 2010 she taught "Industrial Organization" at the Business School of the Adolfo Ibáñez University in Chile. She has also been invited as guest lecturer on Blockchain and Crypto-assets by the University of Bocconi in Italy, the University of San Andrés in Argentina, the EGADE-Monterrey Institute of Technology in México, and the Pontifical Catholic University of Chile among many others.

Ms. Aqueveque is a frequent contributor to major media organizations, and she has led the Chilean chapter of the 30% Club since 2019.





Philippe Doubre

Philippe Doubre, born in 1935, a Swiss citizen, graduated in mathematics from the Collège Saint Barbe in Paris, France. Mr. Doubre has held the position of president and secretary general of the World Trade Centre Geneva (WTCA) from 1979 to 2015. He is the founder and president of Lake of Geneva Services and Consulting (LGSC SA) since 1996, as well as co-founder of WISeKey in 1999 and Member of the Board between 1999 and 2022 and since June 2024. Further, he serves as president of the OISTE Foundation and board member of the World Trade Point Federation since 1998, and, since 1999, as a member of the board of the WTCA in New York, U.S.A. Philippe Doubre also is the former chairman of the WTCA Committee on Information and Communication. He is the president of the China Hub in Geneva and a permanent representative of the WTCA organization to the UN in Geneva. Mr. Doubre also held several senior positions in the banking and finance industry, including Vice President and General Cashier of American Express Paris, and General Manager of the Overseas Development Bank between 1967 and 1970.

David Fergusson

David Fergusson, born in 1960, a Canadian citizen, is the Executive Managing Director - M&A, for Generational Equity, the largest volume middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the company's Technology Practice and Cross Border M&A Practice. Mr. Fergusson has over 35 years of experience in the creation of businesses, the acceleration of corporate growth, and global mergers and acquisitions. Prior to joining Generational Equity, he was most recently the President and CEO of The M&A Advisor, where he led the global think tank for the firm's constituency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in cross-border investment firm Paradigm Capital, Mr. Fergusson conducted over 25 acquisitions as an investor.

As an M&A advisor, he has managed over 350 transactions. He is a member of the Association of Corporate Growth (ACG) and an advocate for the advancement of the finance industry for which he led the formation of the Emerging Leaders program which is celebrating its 12TH anniversary in 2025. A pioneer in cross border mergers and acquisitions, between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association, and is Co-Chairman of the Global Mergers, Acquisitions & Investment Council. In addition, Mr. Fergusson is the recipient of the Investment Banker of The Year for 2023, awarded by the Global M&A Network and winner of multiple US and Global M&A Transaction of the Year Awards. Mr. Fergusson is a respected speaker on the subjects of financial services, corporate transformation, and technological innovation at leading prominent educational institutions and leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a contributor to major media organizations including CBS, BBC, NPR, ABC, CNBC, Bloomberg, and Thomson Reuters.

Mr. Fergusson is co-author of the bestselling technology book "The TransHuman Code" and the forthcoming multi-media platform "Humanity at The Crossroads – AI, Quantum Computing and The TransHuman Code". Mr. Fergusson is also the editor of 5 annual editions of the mergers and acquisitions handbook - "The Best Practices of The Best Dealmakers" series with a readership of more than 500,000 in over 60 countries. Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is the former President of Hugh O'Brien Youth Leadership (HOBY), the world's largest social leadership foundation for high school students. Mr. Fergusson is a graduate of Kings Edgehill School and The University of Guelph.





Jean-Philippe Ladisa

Jean-Philippe Ladisa, born in 1963, a Swiss and Italian citizen, has over thirty years' experience in audit, accounting, financial analysis, corporate/personal taxation, payroll and HR in Switzerland. Mr. Ladisa graduated in audit from ExpertSuisse in Switzerland, and as a chartered accountant from the Autorité de Surveillance des Réviseurs in Switzerland. Jean-Philippe Ladisa started his career managing audit and accounting mandates of small and medium-sized Swiss companies in the construction, trade and services sectors with BFB Sociétés Fiduciaires in Switzerland from 1982 to 1993. From 1993, Mr. Ladisa joined Fiduciaire Wuarin & Chatton SA, an audit and accounting firm in Switzerland, first as a director then as a partner and executive board member. Mr. Ladisa serves as an expert in auditing, tax reporting, advisory for natural and legal persons, application of conventions to avoid double taxation and business valuation with the Geneva Court. As part of his duties for Fiduciaire Wuarin & Chatton SA, Mr. Ladisa also holds non-executive directorships in several Swiss firms: Studio Peyo SA since 1998, Tradimmo SA since 2003, Placim SA since 2004, Malou SA since 2007, Gastronomic Events Sàrl since 2011, Palmat SA since 2013, JKM Sàrl since 2015, and JLR Concept Sàrl since 2017.

Philippe D. Monnier

Philippe D. Monnier is of Swiss and Mexican nationality. He grew up in Japan, Mexico, and Switzerland and has lived in about 10 countries. His studies include civil engineering (ITESM/Mexico), MBA (Wharton/USA), Board Membership (Harvard/USA), Digital Transformation (MIT/USA) and Circular Economy and Sustainability Strategies (Cambridge, UK). His language skills include six European languages and Japanese. He is also frequently featured in the Swiss and international press. Philippe is an active board member of WISeKey International Holding AG (since 2024), Standa Swiss AG (since 2023) and the Swiss American Chamber of Commerce. He also regularly interviews business and political leaders for various media (since 2024). As President of the Swiss International Society (since 2025) and the Wharton Alumni Club of Switzerland (since 2021), Philippe spearheads the organization of high-level events gathering top politicians, Chairpersons/CEO of leading companies, and Olympic medalists. Main previous positions include: Board Director & Shareholder of WayRay AG (2015-2023); Executive Director (CEO) at "Greater Geneva Bern area" (economic promotion agency of Western Switzerland) (2010-2015); Senior Vice President (in charge of corporate development) at Schindler Management Ltd (Lucerne, Switzerland and other countries) (2003-2010); Co-founder and leader of three e-business start-ups (Switzerland and Japan) (1996-2009); Managing Director at Schindler Lifts (Singapore) Pte Ltd (1995-1996); Management Consultant at McKinsey & Co. (Zurich, Switzerland) (1990-1990).





John O'Hara

John O'Hara, born in 1977, a British and French citizen, has many years of experience in Controllership, Financial Planning and Analysis and Finance Transformation. He has served as our Chief Financial Officer and a director since July 2024. A qualified chartered accountant, Mr. O'Hara joined our Company in 2018 as International Financial Controller. Prior to joining WISeKey, Mr. O'Hara worked for Jesuit Worldwide Learning, where he served as the Global Financial Controller between August 2017 and December 2018. Prior to joining Jesuit Worldwide Learning, Mr. O'Hara spent three years, from 2015 until 2017, with Deloitte LLP as the Finance Director for their Tax service line. Prior to joining Deloitte, Mr. O'Hara served as the Financial Controller for Marsh and McLennan Companies for seven years from 2008 to 2015. Prior to joining Marsh and McLennan Companies, Mr. O'Hara served as the Group Accountant for Chelsea FC plc for three years from 2004 to 2007.Prior to joining Chelsea FC plc, Mr. O'Hara worked for Grant Thornton LLP in the audit department for six years from 1998 until 2003. In addition to his chartered accountant qualification (FCA) with the Institute of Chartered Accountants in England and Wales (ICAEW), U.K., Mr. O'Hara holds a BA (Hons) in Economics from Durham University, U.K. He is also the Chief Financial Officer and a member of the Board of Directors for SEALSQ Corp.

Peter Ward

Peter Ward, born in 1952, a UK citizen, is a chartered management accountant with significant international experience in the IT, fast moving consumer goods, retail/distribution, medical equipment, plastics and Biotech industries, having worked at companies such as ITT, General Electric, Iomega from 1996 to 2004, and Isotis from 2005 to 2008, both in field and headquarters position. He has worked in the UK, the Netherlands, Germany, Belgium and Switzerland, where he currently resides. He has worked for many years at the executive staff level in international, multi-cultural environments. He began his tenure with WISeKey SA in 2008 as Finance Director and was the Company's Chief Financial Officer between 2012 and June 2024. Mr. Ward has served as a Board member of the Company since 2012. He has in-depth experience in change management, process improvement, business integration & restructuring as well as extensive knowledge of international tax, statutory and US GAAP reporting and Sarbanes-Oxley requirements. He has a BA (honors) degree in Business Administration from Wolverhampton University, U.K. Peter Ward served as a member of the board of directors of Iomega International SA from 1996 to 2004 and from 2005 to 2008 as a member of the board of directors of Isotis Orthobiologics.





4.3.2. Other Activities and Vested Interests

See item 4.3.1. above.

4.3.3. Permitted Activities

The Articles limit the number of mandates in the supreme governing bodies and the executive management of legal entities that are registered in the Swiss commercial register or a foreign equivalent register outside the Company to ten (10) mandates for members of the Board and five (5) mandates for members of the Executive Management (as defined below). Mandates in companies which are controlled by the Company or which control the Company are not subject to the above limitations, neither those held at the request of the Company or Companies controlled by it, being specified that no member of the Board or the Executive Management may hold more than ten (10) such mandates.

4.3.4. Elections and Terms of Office

The Articles provide that the Board consists of a minimum of three and a maximum of 12 directors. The Board currently consists of eight directors.

The General Meeting elects the members of the Board and the chairman of the Board (the "Chairman") individually and for a term of office until the completion of the next annual General Meeting. Re-election is possible. If the office of the Chairman of the Board is vacant, the Board appoints a new Chairman from among its members for a term of office extending until completion of the next annual General Meeting.

Except for the election of the Chairman and the members of the Nomination & Compensation Committee by the General Meeting, the Board constitutes itself. The Board may elect one or several Vice-Chairpersons. The Board further appoints a secretary who need not be a member of the Board.

Please see the table provided under item 4.3.1. above for the time of each Board member's initial election and term of office.





4.3.5. Internal Organizational Structure

4.3.5.1. Allocation of Tasks Within the Board

Except for the Chairman who is elected by the General Meeting, the Board constitutes itself. The Board may elect one or several Vice-Chairpersons. The Board further appoints a secretary who need not be member of the Board.

The Board is entrusted with the ultimate direction of the Company, the definition of its strategy and the supervision of management. The Board's non-transferable and irrevocable duties further include issuing the necessary directives, determining the organization, organizing the accounting system, the financial controls and the financial planning and appointing, supervising and removing the persons entrusted with the management and representation of the Company.

Furthermore, the Board's duties include the responsibility for the preparation of the management report and the General Meeting, the carrying out of shareholders' resolutions and the notification to the judge in case of over-indebtedness of the Company.

In addition, further duties of the Board are the responsibility for passing resolutions regarding the increase of the share capital, provided that the Board has the authority to do so (art. 653u(1) CO), and the attestation of the capital increase, the preparation of the capital increase report and the corresponding amendment to the Articles.

According to the Company's organizational rules, resolutions of the Board are passed by way of a simple majority vote. The Chairman has a casting vote. To validly pass a resolution, more than half of the members of the Board have to attend the meeting. No quorum is required for confirmation resolutions and adaptations of the Articles in connection with capital increases pursuant to articles 634b, 653u, 652g and 653g CO.

In accordance with Swiss law, the Articles and the organizational regulations (the "Organizational Regulations"), the Board has delegated the Company's Executive Management to the chief executive officer of the Company (the "CEO"), who is supported by the other members of the Executive Management. In the Company's current structure, the positions of Chairman and CEO are held by the same person. The Organizational Regulations may be accessed over the weblinks referenced on page 99 of this annual report.





4.3.5.2. Board Committees

The Board has established the following committees:

Strategy Committee

The Strategy Committee currently consists of two members of the Board: Carlos Moreira (Chairman) and Peter Ward. The Chairman and the other members of the Strategy Committee are appointed by the Board.

The Strategy Committee develops the strategy of the Company and prepares the relevant resolutions of the Board. It advises the Board on all strategic matters, including acquisitions, divestments, joint ventures, restructurings and similar matters. The Strategy Committee continuously reviews the strategic direction of the Company and assesses the impact of changes in the environment of the Company.

Audit Committee

The Audit Committee currently consists of two members of the Board: Jean-Philippe Ladisa (Chairman) and David Fergusson. All of the Audit Committee's members are non-executive members of the Board and independent. The Chairman and the other members of the Audit Committee are appointed by the Board.

The function of the Audit Committee is to serve as an independent and objective body with oversight of:

* the Company's accounting policies, financial reporting and disclosure controls and procedures;
* the quality, adequacy and scope of external audits;
* the Company's accounting compliance with financial reporting requirements;
* the Executive Management's and the internal audit's approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance; and
* the performance of the internal audit.

Nomination & Compensation Committee

The Nomination & Compensation Committee currently consists of three members of the Board: David Fergusson (Chairman), Philippe Doubre and Jean-Philippe Ladisa, all of whom are non-executive and independent. The members of the Nomination & Compensation Committee are elected by the General Meeting for a one-year term, commencing on the date of their election at the annual General Meeting and expiring after completion of the subsequent annual General Meeting. The Chairman of the Nomination & Compensation Committee is appointed by the Board.

The Nomination & Compensation Committee establishes, in accordance with the requirements of the Compensation Ordinance and the Articles, the compensation principles for members of the Board and the Executive Management and other members of senior management, including, without limitation, with respect to bonus programs, share purchase plans and option programs. The Nomination & Compensation Committee is also informed of succession plans for members of the Board and the Executive Management and other members of senior management, as well as development programs associated with such succession planning.





4.3.5.3. Working Methods of the Board and its Committees

The cooperation and allocation of competencies between the Board and its committees are as described under this item 4.3.5. The Chairman coordinates, together with the respective committee chairmen, the work of all committees. He may attend the meetings of all committees, subject to a committee resolving otherwise, and with the exception of discussions relating to his own compensation as member of the Executive Management.

Members of senior management or external consultants may be called in on ad-hoc basis to discuss specific issues or topics where the Board feels that specialized input is required. The Company's legal advisors are regularly called upon to ensure compliance of the Board, Executive Management and the Company's operations with all applicable Swiss rules and regulations.

The Board meets as often as the business requires, at least four times a year, but generally on a monthly basis. The Board meetings can be held at the Company's place of incorporation, over the phone, or at such other place as the Chairman may determine from time to time. In 2024, the Board officially met nine times, not taking into account Board conference calls held ad-hoc to discuss or resolve on specific items. The average duration of Board meetings was one hour and forty-seven minutes. Individual attendance to Board meetings was as follows:

Name	Number of Board meetings attended in 2024	Out of a total number of Board meeting since election of
Carlos Moreira	9	9
María Pía Aqueveque Jabbaz	9	9
Philippe Doubre	5	5
David Fergusson	7	9
Jean-Philippe Ladisa	9	9
Philippe Monnier	5	5
John O'Hara	5	5
Peter Ward	9	9

The Audit Committee meets as often as the business requires. In 2024, the Audit Committee formally met twice for an average duration of fifty-two minutes.

The Nomination & Compensation Committee meets as often as the business requires. In 2024, the Nomination & Compensation Committee met twice for an average duration of thirty minutes. The compensation for members of the Board for the period between the 2024 annual General Meeting and the 2025 annual General Meeting, as well as the compensation for members of the Executive Management for the financial year 2025 were approved by the Nomination & Compensation Committee, submitted and approved by the Board, then submitted and voted by the general assembly of shareholders that took place on June 27, 2024 during the annual General Meeting. There were no changes to the Board or to the executive management during the remaining of the fiscal year 2024 requiring the Nomination & Compensation Committee to meet to review the compensation voted during the Annual General Meeting.





4.3.6. Definition of Areas of Responsibility

The tasks assumed by the Board are described under item 4.3.5.1 and 4.3.5.2 above.

The Board has delegated full management of the Company to the CEO and the Executive Management. The CEO and the Executive Management coordinate the operations of the Company in accordance with the Organizational Regulations of the Company.

The Board has not made any specific resolutions by the Executive Management subject to Board's approval (apart from the tasks under art. 716a of the Swiss Code of Obligations). The Board has not reserved the right to make specific decisions.

4.3.7. Information and Control Instruments Vis-à-vis the Executive Management

The Board supervises the Executive Management in particular with regard to the Executive Management's performance in meeting agreed goals and objectives, and the compliance with applicable laws, rules and regulations.

Members of the Board have access to all information concerning the business and the affairs of the Company as may be necessary or helpful for them to fulfil their duties as Board members. At Board meetings, any Board member is entitled to request information on any matter relating to the Company regardless of the agenda and the members of the Board or the Executive Management present must provide such information to the best of their knowledge. Outside Board meetings, each Board Member may request information from the Executive Management on the general course of business and, upon approval by the Chairman, each Board member may obtain information on specific transactions and/or access to business documents.

The Executive Management, acting through the CEO, ensures that the Chairman and the Board are kept informed in a timely manner with information in a form and of a quality appropriate to enable the Board to discharge its duties. The Executive Management, through its CEO, regularly reports to the Board at Board Meetings (or outside Board Meetings) in a manner agreed with the Chairman on the current business development and on important business issues, including on all matters falling within the duties and responsibilities of the Board.

Such reports must cover (i) the current business developments including key performance indicators, existing and emerging risks and updates on developments in relevant markets; (ii) quarterly reports on the profit and loss situation, cash flow and balance sheet development, investments, personnel and other pertinent data of the Company; and (iii) information regarding all issues which may affect the supervisory or control function of the Board, including the internal control system.





4.3.8. NASDAQ Diversity Rules

The Group has opted to disclose information about its director diversity.

Board Diversity Matrix as at December 31, 2024				
Country of Principal Executive Offices	Switzerland			
Foreign Private Issuer	Yes			
Disclosure Prohibited Under Home Country Law	No			
Total Number of Directors	8			
Part I: Gender Identity	**Female**	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Directors	1	7	-	-
Part II: Demographic Background				
Underrepresented Individual in Home Country Jurisdiction[5]	8			
LGBTQ+	-			
Did Not Disclose Demographic Background	-			

[5]As a Swiss company, we have assessed the criterion of underrepresented individuals relying on the data made available by the Swiss Federal Statistical Office (https://www.bfs.admin.ch/bfs/en/home.html). In particular, we have used the distribution of the national languages (https://www.bfs.admin.ch/bfs/en/home/statistics/population/languages-religions/languages.html) to analyze the diversity of our Board in relation to the language representation in Switzerland.

In our current Board, five directors are domiciled in Switzerland, one is domiciled in the United States, one in France and one in Italy. The nationalities of our directors include Swiss, British, Canadian, Chilean, French and Italian.





4.4. Executive Management

4.4.1. Members of the Executive Management

The following table sets forth the name, age and principal position of those individuals who currently are part of the Executive Management, followed by a short description of each member's business experience, education and activities:

Officer	Office	Age as at December 31, 2024
Carlos Moreira	Chief Executive Officer (CEO)	66
John O'Hara	Chief Financial Officer (CFO)	47

In relation to Carlos Moreira's and John O'Hara's biographical information, please refer to the information provided under item 4.3.1. above.

4.4.2. Other Activities and Vested Interests

See item 4.3.1 above.

4.4.3. Additional Disclosure of Information Pursuant to art. 12 para. 1 point 1 of the Ordinance against Excessive Compensation (OaEC)

Please refer to the audited Remuneration Report on page 101 of this annual report.

4.4.4. Management Contracts

There are no management contracts in place.

In accordance with the Articles and the Organizational Regulations, the Board has delegated the operational management to the CEO and the Executive Management. The CEO and the Executive Management conduct the operational management of the Company under the supervision of the Board and report to the Board on a regular basis in accordance with the Organizational Regulations.

4.5. Compensation, Shareholdings and Loans

The annual General Meeting held on June 27, 2024 approved the maximum amounts of Board and Executive Management compensation for the 2024/2025 Board term and the 2025 financial year, respectively (see "Compensation Approved by the General Meeting" in section 4.5.1 for further details).

Please refer to the Remuneration Report starting on page 101 of this Annual Report for additional information regarding the compensation of Board members and members of the Executive Management.





4.5.1. Content and Method of Determining the Compensation and the Shareholding Programs

Principles and Elements of Compensation

The Company assumed the WISeKey Share Ownership Plan from WISeKey SA, the Company's predecessor prior the Initial Listing, as amended by the Company from time to time (the "ESOP"). The ESOP authorizes the Board to grant, at its discretion, options for the purchase of Class B Shares to employees, directors, officers and persons providing advisory services to the Company. The terms of options granted under the WISeKey Share Ownership Plan are determined on an individual basis, but generally vest over a period of three years. Further, holders of options granted under the WISeKey Share Ownership Plan may generally exercise their rights under vested options at any time until the seventh anniversary of the option grant date. If options are not exercised within the exercise period, they are forfeited. In the event of a change of control (as defined in the WISeKey Share Ownership Plan; see item 4.7.2. below), all options vest immediately. If an employment agreement is terminated with a cause by the Company, or if an option holder breaches any material obligation, all options held by such option holder (whether vested or not) are forfeited.

Although the definitive compensation policy of the Company continues to be subject to review by the Company's Nomination & Compensation Committee, the Company currently believes the Company's compensation plans will continue to be based on the following key principles:

- Coherence in remuneration against the tasks, workload and level of responsibility assumed;
- Adequacy of remuneration in general depending on the course of business, changes of the market in which the Company operates and the compensation the Company's peers pay;
- Enhancement of the Company's long-term interests by maintaining compensation plans designed to align the interest of key staff with long-term shareholder interest; and
- Link of long-term incentive compensation to both relative and absolute performance metrics.

For non-executive Board members, the Company is and will be using a combination of cash and equity compensation to attract and retain qualified candidates to serve on the Board. The Board believes that any compensation method should have a significant compensation component in the form of equity in order to more closely align director compensation with shareholders' interests. Executive Board members will not receive any compensation for their Board service.

Compensation for the members of the Executive Management, including the executive directors, will in particular contain the following elements:

- The overall annual remuneration of the members of the Executive Management will include a fixed base salary and variable remuneration, which will consist of a bonus and long-term incentive compensation. The methodology determining the variable compensation will be designed to encourage the members of the Executive Management to achieve pre-established performance goals, both short-term and long-term.
- The bonus will be paid in cash, in Class B Shares or options or other instruments entitling its holder to acquire Class B Shares.
- Long-term incentive compensation is expected to be awarded in Class B or Class A Shares, or share units so as to provide a direct correlation of realized pay to shareholder value.





Procedure for Determining Compensation

The Nomination & Compensation Committee is responsible for determining the compensation policy and the compensation plans of the Company and submits such policies and plans to the Board for approval. Subject to the Board's and the General Meeting's approval, the Nomination & Compensation Committee sets the compensation of each Board member and each member of the Executive Management.Such compensation must be within the total fixed amount of compensation for Board Members and members of Executive Management, respectively, approved by the General Meeting (see under "Compensation Approved by the General Meeting" under this item 4.5.1. for further details).

The Nomination & Compensation Committee also reviews the annual compensation report and submits it to the Board for approval.

Compensation Approved by the General Meeting

The Company's shareholders approved the Board compensation for the 2024/2025 Board term and the Executive Management compensation for financial year 2025 at the annual General Meeting held on June 27, 2024. The maximum amount of the Board's compensation for the 2024/2025 Board term is CHF 2 million. The maximum amount of compensation for the Executive Management for financial year 2025 is CHF 6 million.

4.5.2. Rules Related to Compensation in the Articles

4.5.2.1. Principles Applicable to Compensation

Non-Executive Members of the Board

The compensation of the non-executive members of the Board of Directors consists of a fixed base compensation and may consist of further compensation elements, including equity components.

Non-Executive Members of the Board

The compensation of the non-executive members of the Board of Directors consists of a fixed base compensation and may consist of further compensation elements, including equity components.





Procedure for Determining Compensation

The Nomination & Compensation Committee is responsible for determining the compensation policy and the compensation plans of the Company and submits such policies and plans to the Board for approval. Subject to the Board's and the General Meeting's approval, the Nomination & Compensation Committee sets the compensation of each Board member and each member of the Executive Management.Such compensation must be within the total fixed amount of compensation for Board Members and members of Executive Management, respectively, approved by the General Meeting (see under "Compensation Approved by the General Meeting" under this item 5.1 for further details).

The Nomination & Compensation Committee also reviews the annual compensation report and submits it to the Board for approval.

Compensation Approved by the General Meeting

The Company's shareholders approved the Board compensation for the 2024/2025 Board term and the Executive Management compensation for financial year 2025 at the annual General Meeting held on June 27, 2024. The maximum amount of the Board's compensation for the 2024/2025 Board term is CHF 2 million. The maximum amount of compensation for the Executive Management for financial year 2025 is CHF 6 million.

4.5.2. Rules Related to Compensation in the Articles

4.5.2.1. Principles Applicable to Compensation

Non-Executive Members of the Board

The compensation of the non-executive members of the Board of Directors consists of a fixed base compensation and may consist of further compensation elements, including equity components.

Executive Members of the Board and Executive Management

The compensation of the executive members of the Board and of the members of the Executive Management consists of fixed and variable compensation elements. Variable compensation shall take into account the achievement of specific performance targets.

The performance targets may include individual targets, targets of the Company or parts thereof or targets in relation to the market, other companies or comparable benchmarks, taking into account position and level of responsibility of the recipient. The Board or, to the extent delegated to it, the Nomination & Compensation Committee, shall determine the relative weight of the performance targets and the respective target values.





Compensation may be paid in the form of cash, Class B Shares, or in the form of other types of benefits; for the executive members of the Board and the members of the Executive Management, compensation may in addition be granted in the form of options or comparable instruments or units. The Board and, to the extent delegated to it, the Nomination & Compensation Committee, shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. In particular, they may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market or by using conditional share capital.

4.5.2.2. Loans, Credit Facilities and Post-Employment Benefits for Members of the Board of Directors and Executive Committee.

Under the current Articles, the Company or companies controlled by it may grant loans to members of the Board of Directors or the Executive Management, provided they are granted at arm's length terms.

As at December 31, 2024, the Company had no loan outstanding to members of the Board of Directors.

Under the Articles, the Company or companies controlled by it may grant members of the Executive Management post-retirement benefits beyond occupational pension, provided, however, that such pension benefits may not exceed 50% of the base salary in the financial year immediately preceding the retirement.

4.5.2.3. Vote on Pay at the General Meeting of Shareholders

The Articles provide that the General Meeting must each year vote separately on the proposals by the Board regarding the maximum aggregate amounts of:

- the total compensation of the Board for the next term of office; and
- the total compensation of the Executive Management for the period of the next financial year.

If the General Meeting does not approve a proposal of the Board, the Board determines the maximum aggregate amount or maximum partial amounts taking into account all relevant factors and submits such amounts for approval to the same General Meeting, to an extraordinary General Meeting or to the next annual General Meeting for retrospective approval.





4.6. Shareholders' Participation Rights

4.6.1. Voting Rights Restrictions and Representation

Each Share of the Company carries one vote at a General Meeting of shareholders. Accordingly, each Class A Share and each Class B Share entitle to one vote, irrespective of their different par value. Relative to the investment required to acquire a Class A Share, holders of Class A Shares benefit from a voting privilege, as one Class A Share grants its holder the same voting right as the higher par value Class B Shares. Pursuant to the CO, the voting privilege of Class A Shares does not apply to the following matters to be resolved upon at the Company's General Meeting of shareholders:

- the election of the Company's auditor;
- the appointment of an expert to audit the Company's business management or parts thereof;
- any resolution regarding the instigation of a special investigation; and
- any resolution regarding the initiation of a liability action.

Voting rights may be exercised by shareholders registered in the Company's share register or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder of the Company up to a specific qualifying day designated by the Board.

Shareholders may also instruct the independent voting rights representative with the exercise of their voting rights. The annual General Meeting shall elect the independent voting rights representative for a term of office until completion of the next annual General Meeting. Re-election is possible. If the Company does not have an independent voting rights representative, the Board shall appoint the independent voting rights representative for the next General Meeting.

Acquirers of Shares of the Company must be entered into the share register as shareholders with the right to vote, provided that such acquirers expressly declare that they have acquired the Shares of the Company in their own name and for their own account.

The Articles do not limit the number of Shares of the Company that may be voted by a single shareholder. Holders of treasury shares of the Company, whether the holder is the Company or one of its majority-owned subsidiaries, will not be entitled to vote at General Meetings of the shareholders.

The acting chairman may direct that elections be held by use of an electronic voting system. Electronic resolutions and elections are considered equal to resolutions and elections taken by way of a written ballot.





4.6.2. Supermajority Requirements

Pursuant to the Articles, the shareholders generally pass resolutions by the affirmative vote of a majority of the votes represented at the General Meeting, unless otherwise provided by law or the Articles.

The CO and the Articles require the affirmative vote of at least two-thirds of the voting rights and an absolute majority of the par value of the Shares, each as represented (in person or by proxy) at a General Meeting to approve the following matters:

- the amendment to or the modification of the purpose of the Company;
- the consolidation of shares;
- a share capital increase through the conversion of freely available equity, a contribution in kind and the grant of special privileges;
- the limitation on or withdrawal of shareholders' pre-emptive rights;
- the creation of or the amendment to a conditional capital or of a capital band;
- the restriction on the transferability of shares or cancellation of such a restriction;
- the creation or cancellation of shares with privileged voting rights;
- a change of the currency in which the share capital is denominated;
- the introduction of a casting vote for the Chairman at the general meeting;
- the introduction of a provision in the Articles allowing general meetings to be held abroad;
- the delisting of the Company's equity securities;
- a change in the registered office of the Company;
- the introduction of an arbitration provision in the Articles; and
- the dissolution of the Company.

4.6.3. Convocation of the General Meeting

4.6.3.1. Notice

The Board generally convenes a General Meeting of shareholders. Under Swiss law, the convocation notice is published in the Swiss Official Gazette of Commerce and must be sent to each registered shareholder at the address recorded in the share register at least 20 days prior to the meeting.

4.6.3.2. Extraordinary General Meetings

An extraordinary General Meeting may be called upon the resolution of the Board or, under certain circumstances, by the auditor. In addition, the Board is required to convene an extraordinary General Meeting if so requested by shareholders holding an aggregate of at least 5% of the share capital or voting rights, specifying the items for the agenda and their proposals and including evidence of the required shareholdings recorded in the share register, or if it appears from the annual standalone statutory balance sheet that half of the Company's share capital and legal reserves are not covered by the Company's assets. In the latter case, the Board must immediately convene an extraordinary General Meeting and propose financial restructuring measures.





4.6.4. Inclusion of Items on the Agenda

Shareholders who, alone or together, represent at least 0.5% of the share capital or voting rights have the right to request that a specific proposal be put on the agenda for the next General Meeting of shareholders, setting forth the item and proposal. In accordance with the Articles, a request to put an item on the agenda has to be made at least 45 calendar days prior to the meeting.

4.6.5. Entries in the Share Register

Registration in the Company's share register maintained by the Company's registrar, Computershare Switzerland Ltd., occurs upon request and is subject to the condition that the acquiring shareholders expressly declare that they have acquired the registered Shares in their name and for their account. Individual persons who do not declare to have acquired the Shares in their name and for their account may be registered as nominees with voting rights.

After hearing the registered shareholder or nominee, the registration in the share register may be cancelled with retroactive effect as at the date of registration if such registration was made based on false or misleading information. The relevant shareholder or nominee shall be promptly informed of the cancellation.

Only those shareholders (including nominees) who are registered in the share register on the record date have the right to vote at General Meetings. The Company generally expects to set the record date for each General Meeting to be a date not more than 20 calendar days prior to the date of the relevant General Meeting and announce the date of the General Meeting prior to the record date.

4.6.6. Significant Changes after December 31, 2024

None.





4.7. Change of Control and Defence Measures

4.7.1. Duty to Make an Offer

Pursuant to the applicable provisions of the FMIA, any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold of 33 ⅓% of the voting rights of such company, must make a takeover bid to acquire all the other listed shares of such company. A company's articles of association may either eliminate the mandatory takeover obligation under the FMIA or may raise the relevant threshold to 49% ("opting-out" or "opting-up", respectively).

The Articles contain an opting-out provision. Therefore, a potential acquirer or Company of acquirers exceeding the threshold of 33 ⅓% of the voting rights of the Company will not be required to make a takeover bid to acquire all the other Class B Shares.

4.7.2. Clauses on Changes of Control

The Company is not aware of any agreements containing change of control clauses other than the memorandum and articles of association of SEALSQ, as detailed below. The WISeKey Share Ownership Plan, as mentioned in item 4.5.1. above, stipulated, with respect to its predecessor WISeKey SA, i.e., the holding company prior to the Company's listing, that all options granted to employees, members of the Board or the Executive Management shall vest upon an initial public offer, a mandatory public tender offer, or the acquisition by any person or entity, alone or jointly, of more than 50% of the shares or voting rights of the Company.

The memorandum and articles of association of SEALSQ provide that, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any holder of SEALSQ Class F Shares (a "Class F Shareholder") which is a corporate entity), the SEALSQ Class F Shares owned by such Class F Shareholder will be subject to a mandatory redemption by SEALSQ in exchange for the issuance of new SEALSQ Ordinary Shares at a ratio of five (5) SEALSQ Ordinary Shares for each one (1) SEALSQ Class F Share redeemed. A change in the control of the Company would trigger this provision as it is currently the only corporate entity holding SEALSQ Class F Shares. Each SEALSQ Ordinary Share has one vote per share as against each other SEALSQ Ordinary Share but, as a class, the SEALSQ Ordinary Shares retain 50.01% of the SEALSQ's voting power. Each SEALSQ Class F Share has a number of votes per share that causes the total votes of all SEALSQ Class F Shares as a class to equal 49.99% of the voting power of all SEALSQ Shares. As a result, upon completion of a mandatory redemption, the remaining Class F Shareholders, who are members of SEALSQ's board of directors and senior management, would hold SEALSQ Shares representing 49.99% of the Company's voting power. The mandatory redemption of SEALSQ Class F Shares in exchange for new SEALSQ Ordinary Shares would result in a dilution of the per share voting power of the holders of the SEALSQ Ordinary Shares.





4.8. Auditors

4.8.1. Duration of the Mandate and Term of Office of the Lead Auditor

Under the Company's Articles, the shareholders elect the Company's independent statutory auditor each year at the annual General Meeting. Re-election is permitted.

The Company's auditor is BDO SA (BDO), Route de Meyrin 123, 1219 Châtelaine, Switzerland. BDO has been the auditor since the Company's incorporation on December 02, 2015, and has been re-elected at the ordinary General Meetings on May 31, 2017, May 25, 2018, May 21, 2019, May 15, 2020, May 25, 2021, June 24, 2022, June 22, 2023, and June 27, 2024. Since June 1, 2022, the responsible lead audit partner is Mr. Philipp Kegele. In accordance with article 730a para. 2 CO, the rotation frequency of the responsible lead audit partner is seven years. As a result of Mr. Kegele's role as the engagement manager signing on the audit of the Company since the financial year ended December 31, 2018, Mr. Kegele will be required to rotate after the 2024 audit.

4.8.2. Auditing Fees

The auditing fees (net of VAT) invoiced to the Company by BDO in fiscal year 2024 amount to CHF 832,865.

4.8.3. Additional Fees

In fiscal year 2024, there were no additional fees invoiced by BDO.

4.8.4. Information Instruments Pertaining to the External Audit

The supervision of the external audit is to be exercised by the Audit Committee and by the full Board of Directors (see also the duties and functions as described under item 4.3.5. above). For the December 31, 2024 audit, the supervision of the external audit has been exercised primarily by the Audit Committee.

BDO provides the Audit Committee with a report before each meeting of the Audit Committee regarding the execution and results of its work for WISeKey, proposals to correct or improve identified problems and the implementation of decisions made by the Audit Committee. For future reporting periods, it is planned to include the auditor's representatives to take part in meetings of the Audit Committee as external participants.

In 2024, the Audit Committee and BDO met three times.





4.9. Information Policy

The Company releases its annual financial results in the form of a business report. Under Swiss law, the convocation notice is published in the Swiss Official Gazette of Commerce. WISeKey's business report is published in electronic form within four months of the December 31 balance sheet date, the first time for financial year 2015. In addition, results for the first half of each financial year are released in electronic form within three months of the June 30 balance sheet date. The Company's annual report and half-year results will be announced via press releases and media and investor conferences in person or via telephone.

WISeKey's annual and interim reports are available at https://www.wisekey.com/investors/reports/.

The Company's agenda is available at https://www.wisekey.com/investors_corporate-calendar/.

As from the listing, copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from the Company's website at www.wisekey.com/investors or obtained from the Company upon request at Investor Relations (telephone number: +41 22 594 3000, email: info@wisekey.com).

Additional information on WISeKey is available on the Company's website: https://www.wisekey.com/.

Weblinks regarding the SIX Swiss Exchange push and pull system concerning ad-hoc publicity issues are:

- Investor relations contact: https://www.wisekey.com/investors/contact/

- Press releases: https://www.wisekey.com/investors_press-release/

- Current Articles of Association: https://www.wisekey.com/investors/corporate-governance/organisation/

- Organizational Regulations: https://www.wisekey.com/investors/corporate-governance/organisation/





4.10. Quiet periods

For members of the Board, members of the Executive Management and employees directly reporting to them, including their respective staff, trading or performing other transactions in any securities of the Company, including, but not limited to, option or conversion rights or any other financial instruments whose price is dependent to a degree of more than 33 ⅓% on the shares of the Company (collectively the "Relevant Securities") is prohibited from trading or otherwise dealing in any Relevant Securities during the following regular Restricted Periods, regardless of whether such member is in possession of insider information or not:

a) the period starting 20 SIX Swiss Exchange trading days prior to the end of any half yearly reporting period of the Company and ending one (1) full trading day following the respective public release (semi-annual results);

b) the period starting 30 SIX Swiss Exchange trading days prior to the end of any yearly reporting period of the Company and ending one (1) full trading day following the respective public release (annual results);

c) the period starting 10 SIX Swiss Exchange trading days before any public earnings release of the Company and ending one (1) full trading day following the public release; and

d) the period starting 30 SIX Swiss Exchange trading days prior to the first public release of an offering memorandum for an issue of Relevant Securities and ending one (1) full trading day following the public release.

Members of the Board and the Executive Management and employees directly reporting to them may only make transactions in Relevant Securities if they obtained clearance in advance from another pre-defined member of the Board or Executive Management.



5.
REMUNERATION
REPORT



Phone   +41 44 444 35 55
www.bdo.ch

BDO Ltd
Schiffbaustrasse 2
8031 Zurich

To the general meeting of

WISeKey International Holding Ltd

General-Guisan-Strasse 6
6300 Zug

Report on the Audit of the Remuneration Report according to Art. 734a-734f CO

(for the period from 01.01.2024 to 31.12.2024)

17 April 2025



Phone +41 44 444 35 55
www.bdo.ch

BDO Ltd
Schiffbaustrasse 2
8031 Zurich

STATUTORY AUDITOR'S REPORT

To the general meeting of WISeKey International Holding Ltd, Zug

Report on the Audit of the Remuneration Report according to Art. 734a-734f CO

Opinion

We have audited the remuneration report of WISeKey International Holding Ltd (the Company) for the year ended 31 December 2024. The audit was limited to the information pursuant to Art. 734a–734f of the Swiss Code of Obligations (CO) in the tables marked "audited" on pages 109 to 112 of the remuneration report.

In our opinion, the information pursuant to Art. 734a–734f CO in the accompanying remuneration report complies with Swiss law and the Company's articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibility for the Audit of the Remuneration Report" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The board of directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked "audited" in the remuneration report, the consolidated financial statements, the stand-alone financial statements and our auditor's reports thereon.

Our opinion on the remuneration report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the remuneration report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the remuneration report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.



Phone +41 44 444 35 55
www.bdo.ch

BDO Ltd
Schiffbaustrasse 2
8031 Zurich

Responsibilities of the Board of Directors for the Remuneration Report

The board of directors is responsible for the preparation of a remuneration report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the board of directors determines is necessary to enable the preparation of a remuneration report that is free from material misstatement, whether due to fraud or error. It is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor's Responsibilities for the Audit of the Remuneration Report

Our objectives are to obtain reasonable assurance about whether the information pursuant to Art. 734a–734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this remuneration report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement in the remuneration report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the board of directors and its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the board of directors and its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Zurich, 17 April 2025

BDO Ltd

Philipp Kegele
Auditor in Charge
Licensed Audit Expert

Sascha Gasser
Licensed Audit Expert



5.1. Introduction

In accordance with with article 734 and article 734a to article 724f of the Swiss Federal Code of Obligations ("CO"), the remuneration of members of the Board of Directors and the Executive Management of WISeKey International Holding AG (the "Company", and together with its subsidiaries "WISeKey" or the "Group" or the "WISeKey Group") is disclosed below for the periods ended December 31, 2024 and 2023.

This Compensation Report should be read in conjunction with the compensation policy as disclosed in the Corporate Governance Report presented in this Annual Report on page 55.

5.2. Compensation Policy

5.2.1. Board of Directors

It is our general policy that compensation for the members of the board of directors of the Company (the "Board") consists of a mix of cash and equity, including equity incentive awards and awards of stock options, in order to ensure a commitment to the long-term success of the Company.

5.2.2. Executive Management

Our compensation strategy aims to compensate the members of the Executive Management in line with industry standards and as a fair reward for their success in implementing the Company's strategy, expansion plans and performance targets.

The key underlying elements taken into account to define the Executive Management compensation are:

- **Alignment with industry standards** – in order to attract and retain talented executives and employees, the Nomination & Compensation Committee has ensured that the various compensation elements are reasonable and in line with the compensation of similar listed companies benchmarking against sources such as the BDO 600 Report, S&P 600 Small Cap report and white papers from other recognized institutions.
- **Alignment with shareholders' interests** – part of the compensation of the Executive Management consists of equity incentive awards and/or equity stock options or shares in order to ensure that the Executive Management works towards the long-term success of the Company and takes into account shareholders' interests to define and plan the Company's future.
- **Compensation in line with performance and results** – part of the Executive Management's compensation is variable and may therefore be linked to the achievement of the strategic objectives defined by the Company.





5.3. Determination of Compensations

5.3.1. The Nomination & Compensation Committee

The Nomination & Compensation Committee assists the Board in the preparation of compensation proposals for members of the Board and the Executive Management to be submitted for approval to the annual general meeting of shareholders of the Company (the "General Meeting"). Further tasks and responsibilities of the Nomination & Compensation Committee are set forth in articles 23 et seq. of the articles of association of the Company (the "Articles").

In line with the requirements of the CO, the Nomination & Compensation Committee members are elected annually and individually by the General Meeting. Members can be re-elected. Should a vacancy in the Nomination & Compensation Committee arise, the Board would appoint a new member from the Board until the following General Meeting.

The Nomination & Compensation Committee aims to meet as and when necessary in view of the Company's activities and will hold at least two meetings per financial year.

The chairman of the Board and the members of the Executive Management are not present at meetings where their personal compensation is discussed.

Members of the Nomination & Compensation Committee were elected at the General Meeting held on June 27, 2024, each for a term extending until completion of the next General Meeting. The Nomination & Compensation Committee consists of non-executive members of the Board. As at December 31, 2024, the following members of the Board served on the Nomination & Compensation Committee:

- David Fergusson, Chairman of the Nomination & Compensation Committee
- Philippe Doubre
- Jean-Philippe Ladisa

5.3.2. Approval of Compensation at the General Meeting

The General Meeting approves annually and separately the proposals of the Board regarding:

- the maximum aggregate amount of compensation of the members of the Board for the period up until the following General Meeting, and
- the maximum aggregate amount of compensation of the members of the Executive Management for the next fiscal year commencing after the General Meeting on which the compensation is voted on.

If the General Meeting does not approve a proposal, or part of a proposal, the Board, pursuant to the Articles, may submit a new proposal during the same meeting. Should the Board not submit a new proposal, or if the new proposal is also rejected, the Board may call an extraordinary General Meeting to submit new proposals.





5.4. Compensation Components

5.4.1. Compensation of the Board

With the exception of Carlos Moreira, Chairman and CEO, and John O'Hara, CFO, the Company's Executive Management members, each member of the Board generally receives an Board term compensation consisting of the following components as approved at the last General Meeting for the term commencing on June 27, 2024.

- A board fee in cash in an amount of CHF 75,000 provided that they attend each of the regular pre-scheduled quarterly board meetings. Should they not meet this minimum attendance criterion, the board fee payable in cash would be reduced by 50% to CHF 37,500;

- Equity-based compensation equivalent to CHF 75,000 granted in options exercisable for Class B Shares at an exercise price equal to the nominal value of the shares or as Class B Shares, provided that they attend each of the pre-scheduled quarterly board meetings. Should they not meet this minimum attendance criterion, the board fee payable in equity would be reduced by 50% to CHF 37,500; and

- Committee Chairs are entitled to an incremental compensation of CHF 25,000, payable in cash and/or in options exercisable for Class B Shares at an exercise price equal to the nominal value of the shares and/or as Class B Shares, provided that they hold and attend a minimum of four committee meetings in addition to those required by third parties for compliance purposes (e.g., auditors) during the 12-month calendar period.

5.4.2. Compensation of the Executive Management

The Executive Management compensation for fiscal year 2024 consisted of fixed compensation and variable compensation, whereby the ratio of the fixed to the variable compensation ranged from 1:0.8 to 1:3.2. The fixed and the variable compensation are composed of the following elements:

Fixed Compensation and Other Benefits:
- Annual base compensation, and
- Pension and other social charges and contributions.

Variable Compensation:
- Annual incentive award, and
- Equity-based compensation.





The annual base compensation of each member of the Executive Management is set to reflect his role and responsibilities within the Company and the WISeKey Group in general, his experience, his skill set and his representative functions for the Company. It is paid in cash, typically monthly, over a thirteen-month period. The thirteenth-month compensation is paid in December of each year, together with the twelfth month base compensation. Base compensation is reviewed annually by the Board and adjusted as necessary based on performance and industry standards.

Pension and other benefits are designed to provide the members of the Executive Management with a fair level of security for them and their dependents.

Annual incentive compensation reflects the efforts of the Executive Management to support the expansion and evolution of the WISeKey Group.

Equity-based compensation is designed to ensure the commitment of Executive Management members towards the long-term success of the WISeKey Group, to align the Executive Management's strategy to shareholders' interests, and to maximize operating cash in the Company.

5.5. Compensation for the fiscal year 2024

In line with the requirements of the CO, compensation of the Board and the Executive Management includes all elements that are subject to disclosure pursuant to article 734a CO.

5.5.1. Compensation of the members of the Board

Carlos Moreira and John O'Hara are members of the Executive Management and, therefore, do not receive separate compensation for their roles as members of the Board. Their compensation for their roles as members of the Executive Management is reflected in the Executive Management section set forth further below.

Peter Ward was the Chief Financial Officer of the Group until his retirement on June 30, 2024. He has been a member of the Board since the incorporation of WISeKey and remained a non-executive Board member after June 30, 2024. His compensation as member of the Board from June 30, 2024 is disclosed in the table below whereas his compensation as part of the Executive Management up until June 30, 2024 is disclosed in the Executive Management section set forth further below.





Compensation of the Board of Directors of WISeKey International Holding AG for the 12 months ending December 31, 2024 (audited)

CHF'000 [1]	Function	Board Fee[2] settled in		Additional Fees [3]	Other Stock Based Compensation [4]	Total Compensation
		Cash	Equity			
María Pía Aqueveque Jabbaz	Board Member	69	-	-	-	69
Cristina Dolan	Former Board Member, Former NCC[5] Member, Former Audit Committee Member	23	57	-	7	87
Philippe Doubre	Board Member, NCC Member	44	27	-	-	71
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	96	121	-	17	234
Jean-Philippe Ladisa	Board Member, Audit Committee Chairman	69	88	-	-	157
Philippe Monnier	Board Member	46	26	-	-	72
Eric Pellaton	Former Board Member, Former NCC Member	22	59	-	8	89
Peter Ward	Board Member	40	17	-	5	62
Total Board Members		**409**	**395**	**-**	**37**	**841**

[1] Board members are remunerated in Swiss Francs (CHF).

[2] Board fees are paid in a mix of cash and options.
The cash fee approved by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period.
Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, based on the market price of WIHN Class B Shares at the relevant date.
Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement. In 2024, some option grant agreements relating to fiscal years 2022, 2023 and 2024 were not signed by Directors. As such they are not deemed granted, they are not accounted for in the financial statements of fiscal year 2024 and are not included in the above table.
The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principe may generate differences between the amount of Board fees earned in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage.
The amount of Board fees includes employer social charges paid by the Company in relation to the cash fee and any exercise of options.

[3] Additional fees relate to services other than Board duties rendered to the Company.

[4] Other stock based compensation refers to stock based compensation for services other than Board services. This includes the additional compensation received by certain directors who are also members of the Board of SEALSQ Corp, a subsidiary of WISeKey.
The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of the underlying share at the relevant date.
Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement.

[5] Nomination & Compensation Committee.



Compensation of the Board of Directors of WISeKey International Holding AG for the 12 months ending December 31, 2023 (audited)



CHF'000 [1]	Function	Board Fee[2] settled in		Additional Fees[3]	Other Stock Based Compensation[4]	Total Compensation
		Cash	Equity			
María Pía Aqueveque Jabbaz	Board Member	55	50	-	-	105
Cristina Dolan	Board Member, NCC[5] Member, Audit Committee Member	54	14	-	-	68
Philippe Doubre[6]	Formerly, Board Member, NCC Member	-	-	-	35	35
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	54	-	-	-	54
Jean-Philippe Ladisa	Board Member, Audit Committee Chairman	55	51	-	-	106
Eric Pellaton	Board Member, NCC Member	55	13	-	-	68
Total Board Members		**273**	**128**	**-**	**35**	**436**

[1] Board members are remunerated in Swiss Francs (CHF).

[2] Board fees are paid in a mix of cash and options.
The cash fee approved by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period. In 2023, Board members received their full cash compensation up until December 31, 2023.
Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN Class B Shares at the relevant date.
Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement. In 2023, some option grant agreements relating to fiscal years 2022 and 2023 were not signed by Directors. As such they are not deemed granted and are not accounted for in the financial statements of fiscal year 2023 and are not included in the above table.
The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principe may generate differences between the amount of Board fees earned in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage.
The amount of Board fees includes employer social charges paid by the Company.

[3] Additional fees relate to services other than Board duties rendered to the Company.

[4] Other stock based compensation refers to stock based compensation for services other than Board services.
The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN Class B Shares at the relevant date.
Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement.

[5] Nomination & Compensation Committee

[6] The amount disclosed under Other Stock Based Compensation for Mr. Doubre relates to consulting services rendered to WISeKey.





5.5.2. Compensation of the members of the Executive Management

The members of the Executive Management during fiscal year 2024 were Carlos Moreira, Chief Executive Officer, Peter Ward, Chief Financial Officer until his retirement on June 30, 2024, and John O'Hara, Chief Financial Officer, from July 1, 2024, and member of the Board since June 27, 2024. Consistent with the CO, the Company discloses the aggregate amount paid to the Executive Management and the highest amount paid to an individual member, specifying his name and function.

Peter Ward's compensation as part of the Executive Management up until June 30, 2024 is disclosed in the table below whereas his compensation as member of the Board from June 30, 2024 is disclosed in the Board section set forth above.

John O'Hara joined the Board on June 27, 2024 therefore, the table below reflects his compensation from that date.

Compensation of the Executive Management of WISeKey International Holding AG for the 12 months ending December 31, 2024 (audited)

CHF'000 [1]	Function	Base Salary[2]	Annual Incentive	Additional Fees[3]	Other Compensation[5] Stock Based Compensation[4]		Total Compensation[6]
Highest Paid Executive							
Carlos Moreira	Chairman of the Board, Chief Executive Officer	1,053	1,641	-	299	403	3,396
Other Members		579	932	-	240	192	1,943
Total Executive Management		**1,632**	**2,573**	**-**	**539**	**595**	**5,339**

[1] The executive management members are remunerated in Swiss Francs (CHF).

[2] Base salary includes employee social security costs.

[3] Additional Fees include fees paid for special services rendered to the Company.

[4] The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN shares.
In 2023, no equity stock options were granted in relation to the Executive Management compensation approved and voted for the fiscal year. The grant of the equity stock options due in relation to fiscal year 2023 was effected in 2024, in addition to the grant of equity stock options approved and voted for fiscal year 2024.

[5] Other compensation includes pension contributions and employer social charges paid by the Company.





Compensation of the Executive Management of WISeKey International Holding AG for the 12 months ending December 31, 2023 (audited)

CHF'000 [1]	Function	Base Salary[2]	Annual Incentive	Additional Fees[3]	Stock Based Compensation[4]	Other Compensation[5]	Total Compensation[6]
Highest Paid Executive							
Carlos Moreira	Chairman of the Board, Chief Executive Officer	950	1,086	-	-	312	2,348
Peter Ward	Board Member, Chief Financial Officer	700	525	-	-	98	1,323
Total Executive Management		**1,650**	**1,611**	**-**	**-**	**410**	**3,671**

[1] The executive management members are remunerated in Swiss Francs (CHF).

[2] Base salary includes employee social security costs.

[3] Additional Fees include fees paid for special services rendered to the Company.

[4] The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN shares.
In 2023, no equity stock options were granted in relation to the Executive Management compensation approved and voted for the fiscal year. The grant of the equity stock options due in relation to fiscal year 2023 is expected to occur in 2024.

[5] Other compensation includes pension contributions, employer social charges, lump-sum expenses and parking charges paid by the Company.

5.6. Loans, credits and other payments

As at December 31, 2024, there were no loans outstanding to members of the Board.

5.7. Functions of the members of the Board and members of the Executive Management (audited)

Further activities and functions of the members of the Board and of the members of the Executive Management are listed in the relevant sections for each body in the corporate governance report.

For a summary of mandates with a business purpose of members of the Boards and the Executive Management during fiscal year 2024, please refer to the following table.





Mandates of the members of the Board and Executive Management in 2024

Carlos Moreira	Chairman of the board of directors and acting CEO of SEALSQ Corp (BVI), a subsidiary of WISeKey
John O'Hara	Acting CFO of SEALSQ Corp (BVI), a subsidiary of WISeKey, since January 24, 2024 Member of the board of directors of SEALSQ Corp (BVI) since February 14, 2024
María Pía Aqueveque Jabbaz	CEO and founder of Maqueveq & Co SpA (Italy)
Cristina Dolan	Netwitness Managing Director of LatAm, Head of Americas Channels and Global Alliances of RSA Security LLC (U.S.A.) COO and cofounder of Crimson Founders (U.S.A.) Advisor to the board of directors of Adit EdTech Acquisition Corp. (U.S.A.) Member of the board of directors of SEALSQ Corp (BVI), a subsidiary of WISeKey
David Fergusson	Executive Managing Director of Generational Equity (U.S.A.) Member of the board of directors of SEALSQ Corp (BVI), a subsidiary of WISeKey
Jean-Philippe Ladisa	Partner of Fiduciaire Wuarin & Chatton SA (Switzerland) Member* of the board of directors of Studio Peyo SA (Switzerland) Member* of the board of directors of Placim SA (Switzerland) Member* of the board of directors of Malou SA (Switzerland) Member* of the board of directors of Gastronomic Events Sàrl (Switzerland) Member* of the board of directors of Palmat SA (Switzerland) Member* of the board of directors of JKM Sàrl (Switzerland) Member* of the board of directors of JLR Concept Sàrl (Switzerland)
Philippe Monnier	CEO and founder of Monnier Business Consulting (Switzerland) Member of the board of directors of Standa Swiss AG (Switzerland)
Eric Pellaton	Partner of Sofia Rental (Bulgaria) Partner of Solar Rain Bottled Water Company, Inc. (U.S.A.) Advisor to ACN Advanced Communications Networks SA (Switzerland) Advisor to Seyonic S.A. (Switzerland) Member of the board of directors of SEALSQ Corp (BVI), a subsidiary of WISeKey
Peter Ward	Member of the board of directors of SEALSQ Corp (BVI), a subsidiary of WISeKey Acting CFO of SEALSQ Corp (BVI) until January 24, 2024

* As part of his duties for Fiduciaire Wuarin & Chatton SA





5.8. Unaudited supplemental information

5.8.1. Unaudited supplemental information on compensation of the members of the Board

We note that, as of December 31, 2024, the following option agreements sent to a member of the Board during fiscal years 2024, and in relation to fiscal years 2023 and 2024 were not signed by the director and therefore not deemed granted in line with US GAAP standards. As such, these were not recorded in our audited consolidated financial statements for fiscal years 2023 and 2024 respectively and are not included in the Board fee disclosed in the tables presented in section 5.5.1. We provide below the estimated value of these ungranted options based on the market price of a Class B Share on December 31, 2024, however the actual grant amount may differ significantly on the date the options are deemed granted.

- The option agreements sent to Ms. María Pía Aqueveque Jabbaz for the period from April 1, 2023 to September 30, 2024 were not signed. Based on the market price of a Class B Share on December 31, 2024, the grant would represent an estimated expense of CHF 492,517.

We also note that the equity stock options for the period from October 1, 2024 to December 31, 2024 included in the compensation of the board as detailed in above section 5.4.1., were not granted as of December 31, 2024. The corresponding options agreements are expected to be drafted and circulated in 2025 and will be recorded in our consolidated financial statements in fiscal year 2025 in line with US GAAP standards.





6.

FINANCIAL REPORTS

6.1.CONSOLIDATED FINANCIAL STATEMENTS

WISeKey International Holding Ltd

Consolidated Financial Statements

As at December 31, 2024

The page numbers below refer only to the F pages of the annual report.

Contents

  

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BDO Ltd
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1. **Report of the Independent Registered Public Accounting Firm (BDO AG; Zurich, Switzerland; PCAOB ID# 5988)**



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BDO Ltd
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To the general meeting of

WISeKey International Holding Ltd
General-Guisan-Strasse 6
6300 Zug

Report on the Audit of the Consolidated Financial Statements 2024

(for the period from 01.01.2024 to 31.12.2024)

April 17, 2025



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                                1215 Geneva 15

STATUTORY AUDITOR'S REPORT

To the general meeting of WISeKey International Holding Ltd, Zug

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of WISeKey International Holding Ltd and its subsidiaries (the Group), which comprise the Consolidated Balance Sheets as at December 31, 2024 and 31 December 2023 and the related Consolidated Statements of Comprehensive (Loss) / Income, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statement of Cash Flows for each of the three years in the period ended 31 December 2024, and Notes to the Consolidated Financial Statements, including a summary of significant accounting policies.

In our opinion the Consolidated Financial Statements (pages F-9 to F-56) present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2024 and 31 December 2023 and its consolidated financial performance and its consolidated cash flows for each of the three years then ended in accordance with U.S. generally accepted accounting principles (US GAAP) and comply with Swiss law.

Basis for Opinion

We conducted our audit in accordance with Swiss law, the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Group in accordance with the provisions of Swiss law and U.S. federal securities laws as well as the applicable rules and regulations of the Swiss audit profession, the U.S. Securities and Exchange Commission and the PCAOB, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.



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www.bdo.ch   Rte de Meyrin 123
geneve@bdo.ch   P.O. Box 150
                                 1215 Geneva 15

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matter	How the Key Audit Matter was addressed in the audit
Accounting for Convertible Notes	
As described in note 22 to the consolidated financial statements, the group entered into two Security Purchase Agreements (SPAs) in July 2023. The lender converted all notes in full as of December 31, 2024. The SPAs contain certain conversion, redemption, and other features that require the Company to assess if such features are embedded derivatives that require bifurcation.	We evaluated the design and implementation of control on the assessment and accounting for new loans and lines of credits.
	We obtained detailed accounting memorandums from the Group and assessed management's conclusion on the accounting treatment.
We identified the evaluation of the embedded features and the accounting for drawdowns, conversions, and settlements as a key audit matter. Determining whether the embedded features should be bifurcated and accounted for separately as derivatives well as the accounting for the drawdowns, conversions and settlements involved the use of significant judgment in the application of highly complex accounting standards. Auditing these elements involved especially challenging and complex auditor judgment due to the nature and extent of audit effort required to evaluate management's application of highly complex accounting standards to these elements.	We tested the drawdowns on a sample basis agreeing them back to the underlying legal documents and verifying the resulting journal entries for correctness.
	We supported a sample of conversions.
	In addition, we directly confirmed outstanding balances with counterparties.
	We also assessed the appropriateness of the accuracy and completeness of the related disclosures in Note 22.

BDO

Phone +41 22 322 24 24
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geneve@bdo.ch

BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15

Key Audit Matter	How the Key Audit Matter was addressed in the audit
Inventory Reserve	
As described in notes 4 and 10 to the consolidated financial statements, inventories totaled approximately $1.4 million as of December 31, 2024. The Group records an inventory valuation allowance based on an analysis of physical deterioration, obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions. We identified the valuation of inventories reserves as a key audit matter due to the significant judgment and estimates required by management in determining the reserves for excess and obsolete inventories. Given the inherent uncertainty in estimating the future marketability of the Company's products, auditing management's estimates involved significant auditor judgment and increased audit effort.	We evaluated design and implementation of risk related controls. We verified significant inputs into the excess and obsolescence reserves for reasonableness. We tested the model for accuracy and appropriateness through retrospective review. We tested management's assumptions. We performed price and Net Realizable Value (NRV) testing, review methodology and computation of E&O reserves. We tested integrity of underlying reports/data. We also assessed the appropriateness of the accuracy and completeness of the related disclosures in Notes 4 and 10.

Other Information

The board of directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors for the Consolidated Financial Statements

The board of directors is responsible for the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles and the provisions of Swiss law, and for such internal control as the board of directors determines is necessary to enable the preparation



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of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the board of directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, the standards of the PCAOB and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

A further description of the auditor's responsibilities for the audit of the consolidated financial statements is located at EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report-for-ordinary-audits. This description forms part of our auditor's report.

Report on Other Legal and Regulatory Requirements

We are a public accounting firm registered with the Swiss Federal Audit Oversight Authority (FAOA) and the PCAOB and we confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA). We are independent with respect to the Group in accordance with Swiss law and U.S. federal securities laws as well as the applicable rules and regulations of the Swiss audit profession, the U.S. Securities and Exchange Commission and the PCAOB, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the board of directors.

We recommend that the consolidated financial statements submitted to you be approved.

Zurich, 17 April 2025

BDO Ltd

Philipp Kegele   Sascha Gasser

Auditor in charge
Licensed Audit Expert   Licensed Audit Expert

2. Consolidated Statements of Comprehensive (Loss) / Income

USD'000, except earnings per share	12 months ended December 31,			Note ref.
	2024	2023	2022	
Net sales	11,875	30,918	23,814	28
Cost of sales	(7,104)	(15,754)	(13,588)	
Depreciation of production assets	(478)	(420)	(132)	
Gross profit	**4,293**	**14,744**	**10,094**	
Other operating income	184	167	2,073	29
Research & development expenses	(7,026)	(4,398)	(3,862)	
Selling & marketing expenses	(8,550)	(6,523)	(7,275)	
General & administrative expenses	(16,324)	(17,290)	(11,466)	
Total operating expenses	**(31,716)**	**(28,044)**	**(20,530)**	
Operating loss	**(27,423)**	**(13,300)**	**(10,436)**	
Non-operating income	1,629	2,374	3,937	31
Debt conversion expense	(32)	(562)	(827)	22
Interest and amortization of debt discount	(1,013)	(624)	(168)	22
Non-operating expenses	(2,018)	(3,107)	(5,551)	32
Loss before income tax expense	**(28,857)**	**(15,219)**	**(13,045)**	
Income tax income / (expense)	(3,086)	(230)	3,238	33
Loss from continuing operations, net	**(31,943)**	**(15,449)**	**(9,807)**	
Discontinued operations:				
Net sales from discontinued operations	-	-	1,805	
Cost of sales from discontinued operations	-	-	(978)	
Total operating and non-operating expenses from discontinued operations	-	-	(5,274)	
Income tax recovery from discontinued operations	-	-	25	
Loss on disposal of a business, net of tax on disposal	-	-	(15,026)	
(Loss) / Income on discontinued operations	**-**	**-**	**(19,448)**	
Net loss	**(31,943)**	**(15,449)**	**(29,255)**	
Net loss attributable to noncontrolling interests	(18,497)	(89)	(1,780)	
Net loss attributable to WISeKey International Holding Ltd	**(13,446)**	**(15,360)**	**(27,475)**	
Earnings per Class A Share (USD)				35
Earnings per Class A Share from continuing operations				
Basic	(0.92)	(0.50)	(0.44)	
Diluted	(0.92)	(0.50)	(0.44)	
Earnings per Class A Share from discontinued operations				
Basic	-	-	(0.87)	
Diluted	-	-	(0.87)	
Earning per Class A Share attributable to WISeKey International Holding Ltd				
Basic	(0.39)	(0.51)	(1.22)	
Diluted	(0.39)	(0.51)	(1.22)	

USD'000	12 months ended December 31,			Note ref.
	2024	**2023**	**2022**	
Earnings per Class B Share (USD)				*35*
Earnings per Class B Share from continuing operations				
Basic	(9.17)	(5.01)	(4.36)	
Diluted	(9.17)	(5.01)	(4.36)	
Earnings per Class B Share from discontinued operations				
Basic	-	-	(8.65)	
Diluted	-	-	(8.65)	
Earning per Class B Share attributable to WISeKey International Holding Ltd				
Basic	(3.86)	(5.06)	(12.22)	
Diluted	(3.86)	(5.06)	(12.22)	
Other comprehensive income / (loss), net of tax:				
Foreign currency translation adjustments	287	(842)	(1,434)	
Reclassifications out of the OCI arising during period	-	-	1,156	
Defined benefit pension plans:				*23*
Net gain (loss) arising during period	(1,206)	(1,151)	2,934	
Other comprehensive (loss) / income	**(919)**	**(1,993)**	**2,656**	
Comprehensive loss	**(32,862)**	**(17,442)**	**(26,599)**	
Other comprehensive loss attributable to noncontrolling interests	(28)	(99)	(964)	
Other comprehensive (loss) / income attributable to WISeKey International Holding Ltd	**(891)**	**(1,894)**	**3,620**	
Comprehensive loss attributable to noncontrolling interests	(18,525)	(188)	(2,744)	
Comprehensive loss attributable to WISeKey International Holding Ltd	**(14,337)**	**(17,254)**	**(23,855)**	

The accompanying notes are an integral part of these consolidated financial statements.

3. Consolidated Balance Sheets

USD'000	As at December 31, 2024	As at December 31, 2023	Note ref.
ASSETS			
Current assets			
Cash and cash equivalents	90,600	15,311	7
Accounts receivable, net of allowance for credit losses	4,285	5,471	8
Notes receivable, current	13	63	9
Inventories	1,418	5,230	10
Prepaid expenses	1,364	1,290	
Government assistance	2,247	1,718	11
Other current assets	573	1,008	12
Total current assets	**100,500**	**30,091**	
Noncurrent assets			
Notes receivable, noncurrent	32	-	13
Deferred income tax assets	-	3,077	33
Deferred tax credits	250	15	
Property, plant and equipment net of accumulated depreciation	3,275	3,392	14
Intangible assets, net of accumulated amortization	96	96	15
Operating lease right-of-use assets	1,502	2,052	16
Goodwill	8,317	8,317	17
Equity securities, at cost	455	486	18
Other noncurrent assets	261	275	
Total noncurrent assets	**14,188**	**17,710**	
TOTAL ASSETS	**114,688**	**47,801**	
LIABILITIES			
Current Liabilities			
Accounts payable	13,496	12,863	19
Notes payable	5,900	4,085	20
Indebtedness to related parties, current	78	79	20
Convertible note payable, current	9	190	22
Deferred revenue, current	93	217	28
Current portion of obligations under operating lease liabilities	607	638	16
Income tax payable	2	4	
Other current liabilities	1,135	832	21
Total current liabilities	**21,320**	**18,908**	
Noncurrent liabilities			
Bonds, mortgages and other long-term debt	102	1,820	22
Convertible note payable, noncurrent	-	1,519	22
Deferred revenue, noncurrent	21	24	28
Indebtedness to related parties, noncurrent	1,387	-	37
Operating lease liabilities, noncurrent	853	1,443	16
Employee benefit plan obligation	3,877	3,001	23
Other noncurrent liabilities	4	2	
Total noncurrent liabilities	**6,244**	**7,809**	
TOTAL LIABILITIES	**27,564**	**26,717**	

USD'000	As at December 31, 2024	As at December 31, 2023	Note ref.
Commitments and contingent liabilities			*24*
SHAREHOLDERS' EQUITY			
Common stock - Class A	16	400	*25*
Par value - CHF 0.01 and CHF 0.25			
Authorized - 2,000,880 and 2,000,880 shares			
Issued and outstanding - 1,600,880 and 1,600,880 shares			
Common stock - Class B	359	8,170	*25*
Par value - CHF 0.10 and CHF 2.50			
Authorized - 6,194,267 and 6,194,267			
Issued – 3,365,560 and 3,076,150			
Outstanding - 3,309,052 and 2,954,097			
Share subscription in progress	1	-	
Treasury stock, at cost (56,508 and 122,053 shares held)	(502)	(691)	*25*
Additional paid-in capital	316,431	289,448	
Accumulated other comprehensive income / (loss)	3,150	4,041	*26*
Accumulated deficit	(294,407)	(280,961)	
Total shareholders' equity attributable to WISeKey shareholders	**25,048**	**20,407**	
Noncontrolling interests in consolidated subsidiaries	62,076	677	
Total shareholders' equity	**87,124**	**21,084**	
TOTAL LIABILITIES AND EQUITY	**114,688**	**47,801**	

The accompanying notes are an integral part of these consolidated financial statements.

4. Consolidated Statements of Changes in Shareholders' Equity

USD'000 (except for share numbers)	Number of common shares[1] Class A	Class B	Common Share Capital[1] Class A	Class B	Total share capital[1]	Treasury Shares	Additional paid-in capital	Share subscription in progress	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total stockholders' equity	Noncontrolling interests	Total equity	Note ref.
As at December 31, 2022	1,600,880	2,005,890	400	5,334	5,734	(371)	280,597	-	(265,635)	5,935	26,260	(2,235)	24,025	
Common stock issued[1]	-	1	-	-	-	-	(41)	-	-	-	(41)	-	(41)	
Options exercised	-	13,878	-	38	38	-	(9)	-	-	-	29	-	29	
Stock-based compensation	-	-	-	-	-	-	178	-	-	-	178	-	178	
Changes in treasury shares	-	300,000	-	820	820	(821)	-	-	-	-	(1)	-	(1)	
L1 Facility	-	578,481	-	1,492	1,492	87	3,209	-	-	-	4,788	1,576	6,364	22
Anson Facility	-	177,900	-	486	486	414	5,514	-	-	-	6,414	1,558	7,972	22
Dividend in kind	-	-	-	-	-	-	-	-	34	-	34	(34)	-	
Net income	-	-	-	-	-	-	-	-	(15,360)	-	(15,360)	(89)	(15,449)	
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	(1,894)	(1,894)	(99)	(1,993)	
As at December 31, 2023	1,600,800	3,076,150	400	8,170	8,570	(691)	289,448	-	(280,961)	4,041	20,407	677	21,084	
Options exercised	-	-	-	-	-	-	(12)	1	-	-	(11)	-	(11)	
Stock-based compensation	-	-	-	-	-	-	1,182	-	-	-	1,182	-	1,182	
L1 Facilities[2]	-	-	-	-	-	189	1,083	-	-	-	1,272	-	1,272	22
Anson Facilities[3]	-	289,410	-	817	817	-	235	-	-	-	1,052	-	1,052	22
L1 SPAs[4] and warrants	-	-	-	-	-	-	6,756	-	-	-	6,756	40,259	47,015	
Anson SPAs[5] and warrants	-	-	-	-	-	-	7,265	-	-	-	7,265	39,632	46,897	
Change in par value of shares	-	-	(384)	(8,628)	(9,012)	-	9,012	-	-	-	-	-	-	
Change in ownership of WISe.ART	-	-	-	-	-	-	1,462	-	-	-	1,462	33	1,495	
Net income	-	-	-	-	-	-	-	-	(13,446)	-	(13,446)	(18,497)	(31,943)	
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	(891)	(891)	(28)	(919)	
As at December 31, 2024	1,600,880	3,365,560	16	359	375	(502)	316,431	1	(294,407)	3,150	25,048	62,076	87,124	

1. The articles of association of the Company had not been fully updated as of December 31, 2024 with the shares issued out of conditional capital.
2. The L1 Facilities refer to the L1 Facility and the 2024 L1 Facility as detailed in Note 22.
3. The Anson Facilities refer to the Anson Facility and the 2024 Anson Facility as detailed in Note 22.
4. The L1 SPAs refer to the L1 SPA as detailed in Note 22, together with the Second L1 SPA, the Third L1 SPA and the Fourth L1 SPA as detailed in Note 27.
5. The Anson SPAs refer to the Anson SPA as detailed in Note 22, together with the Second Anson SPA, the Third Anson SPA and the Fourth Anson SPA as detailed in Note 27.

The accompanying notes are an integral part of these consolidated financial statements

5. Consolidated Statements of Cash Flows

USD'000	12 months ended December 31,		
	2024	2023	2022
Cash Flows from operating activities:			
Net Income (loss)	(31,943)	(15,449)	(29,255)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation of property, plant & equipment	728	624	446
Depreciation of lease building & assets, net of cash paid	(46)	-	-
Amortization of intangible assets	-	1	156
Write-off loss / (gain)	-	(48)	1,333
Debt conversion expense	32	562	827
Interest and amortization of debt discount	1,013	624	168
Stock-based compensation	1,182	178	744
Bad debt expense	-	36	4
Inventory valuation allowance	(523)	594	554
Increase (decrease) in defined benefit pension liability, net of unrealized gains and losses	(330)	232	13
Deferred tax asset write-off	3,077	-	-
Income tax expense / (recovery) net of cash paid	1	222	(3,268)
Other non cash expenses /(income)			
Expenses settled in equity	2,652	214	85
Loss on disposal of a business	-	-	15,026
Unrealized and non cash foreign currency transactions	206	(518)	1,378
Other	-	409	-
Changes in operating assets and liabilities, net of effects of businesses acquired			
Decrease (increase) in accounts receivables	1,186	(2,898)	227
Decrease (increase) in inventories	4,335	2,319	(5,354)
Decrease (increase) in government assistance	(529)	(1,069)	154
Decrease (increase) in other current assets and prepaids, net	361	(21)	(621)
Decrease (increase) in other noncurrent assets, net	14	(26)	8
Increase (decrease) in accounts payable	634	(538)	137
Increase (decrease) in deferred revenue, current	(124)	43	(34)
Increase (decrease) in income taxes payable	(2)	(53)	45
Increase (decrease) in other current liabilities	303	360	210
Increase (decrease) in deferred revenue, noncurrent	(3)	2	(77)
Increase (decrease) in other noncurrent liabilities	2	(6)	(50)
Net cash provided by (used in) operating activities	**(17,774)**	**(14,206)**	**(17,144)**
Cash Flows from investing activities:			
Change in ownership of WISe.ART	750	-	-
Sale / (acquisition) of property, plant and equipment	(571)	(3,021)	(303)
Sale of a business, net of cash and cash equivalents divested	-	-	(181)
Net cash provided by (used in) investing activities	**179**	**(3,021)**	**(484)**
Cash Flows from financing activities:			
Proceeds from options and warrants exercises	17,612	28	16
Proceeds from issuance of Common Stock	60,000	-	-
Common Stock issuance costs	(4,855)	-	-
Proceeds from convertible loan issuance	22,500	12,990	4,820
Proceeds from debt	12	-	2,000
Repayments of debt	(53)	(276)	(2,246)
Payments of debt issue costs	(2,300)	(890)	(303)
Repurchase of treasury shares	-	(2)	(102)
Net cash provided by (used in) financing activities	**92,916**	**11,850**	**4,185**
Effect of exchange rate changes on cash and cash equivalents	(32)	(126)	(102)

USD'000	12 months ended December 31,		
	2024	**2023**	**2022**
Cash and cash equivalents and restricted cash			
Net increase (decrease) during the period	75,289	(5,503)	(13,545)
Balance, beginning of period	15,311	20,814	34,359
Balance, end of period	**90,600**	**15,311**	**20,814**
Reconciliation to balance sheet			
Cash and cash equivalents	90,600	15,311	20,706
Restricted cash, current	-	-	108
Balance, end of period	**90,600**	**15,311**	**20,814**
Supplemental cash flow information for financing and investing activities			
Cash paid for interest, net of amounts capitalized	-	-	53
Cash paid for incomes taxes	8	8	6
Noncash conversion of convertible loans into common stock	24,515	12,875	13,800
Net effects of business acquired and disposed of (noncash)	-	-	2,831
ROU assets obtained from operating lease	62	66	29

The accompanying notes are an integral part of these consolidated financial statements.

6. Notes to the Consolidated Financial Statements

Note 1.   The WISeKey Group

WISeKey International Holding Ltd, together with its consolidated subsidiaries ("**WISeKey**" or the "**Company**" or the "**Group**" or the "**WISeKey Group**"), has its headquarters in Switzerland. WISeKey International Holding Ltd, the ultimate parent of the WISeKey Group, was incorporated in December 2015 and is listed on the Swiss Stock Exchange, SIX SIS AG, with the valor symbol "WIHN" since March 2016 and on the NASDAQ Capital Market exchange with the valor symbol "WKEY" since December 2019.

The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of people, content and objects, by generating digital identities that enable its clients to monetize their existing user bases and at the same time, expand its own eco-system. WISeKey's current focus is on post-quantum cryptography (PQC) in order to provide secure, quantum resistant identification means to the market. WISeKey generates digital identities from its current products and services in Cybersecurity Services, IoT (Internet of Things), Digital Brand Management and Mobile Security.

The Group leads a carefully planned vertical integration strategy through acquisitions of companies in the industry. The strategic objective is to provide integrated services to its customers and also achieve cross-selling and synergies across WISeKey. Through this vertical integration strategy and its R&D efforts around post-quantum security solutions, WISeKey anticipates being able to generate profits in the future.

Note 2.   Future operations and going concern

The Group experienced a loss from operations in this reporting period. Although the WISeKey Group does anticipate being able to generate profits in the near future, this cannot be predicted with any certainty. The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 27.4 million and had positive working capital of USD 79.2 million as at December 31, 2024, calculated as the difference between current assets and current liabilities. Based on the Group's cash projections for the next 12 months to May 31, 2026, it has sufficient liquidity to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

Based on the foregoing, Management believe it is correct to present these figures on a going concern basis.

Note 3.   Basis of presentation

The consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America ("**US GAAP**") as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars ("**USD**") unless otherwise stated.

Additional paid-in capital and Noncontrolling interest

During our 2024 financial reporting process, we noted a formula error affecting WISeKey's equity presentation of the capital increases in relation to the L1 and Anson Facilities in its subsidiary, SEALSQ Corp, in the financial statements ended December 31, 2023. The error changed the allocation of the capital increase impacts between additional paid-in capital and noncontrolling interest without impacting total equity. We assessed that there was not a substantial likelihood that the error would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available, and as such concluded that a "little r" restatement was required. In application of ASC 250, we corrected the error in the current year comparative financial statements by adjusting the prior period information.

The table below shows the effect of the adjustment of the prior period information on the Condensed Consolidated Statements Changes in Shareholders' Equity.

	As reported in the financial statements ended December 31, 2023				As adjusted in the financial statements ended December 31, 2024			
USD'000	Additional paid-in capital	Total stockholders' equity	Noncontrolling interests	Total equity	Additional paid-in capital	Total stockholders' equity	Noncontrolling interests	Total equity
As at December 31, 2022	280,597	26,260	(2,235)	24,025	280,597	26,260	(2,235)	24,025
Common stock issued[1]	(41)	(41)	-	(41)	(41)	(41)	-	(41)
Options exercised	(9)	29	-	29	(9)	29	-	29
Stock-based compensation	178	178	-	178	178	178	-	178
Changes in treasury shares	-	(1)	-	(1)	-	(1)	-	(1)
L1 Facility	6,361	7,940	(1,576)	6,364	3,209	4,788	1,576	6,364
Anson Facility	8,630	9,530	(1,558)	7,972	5,514	6,414	1,558	7,972
Dividend in kind	-	34	(34)	-	-	34	(34)	-
Net income	-	(15,360)	(89)	(15,449)	-	(15,360)	(89)	(15,449)
Other comprehensive income / (loss)	-	(1,894)	(99)	(1,993)	-	(1,894)	(99)	(1,993)
As at December 31, 2023	295,716	26,675	(5,591)	21,084	289,448	20,407	677	21,084

Note 4.   Summary of significant accounting policies

Fiscal Year

The Group's fiscal year ends on December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of WISeKey and its subsidiaries over which the Group has control.

The consolidated comprehensive loss and net loss of non-wholly owned subsidiaries is attributed to owners of the Group and to the noncontrolling interests in proportion to their relative ownership interests.

Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans have been eliminated.

General Principles of Business Combinations

The Group uses the acquisition method to account for business combination, in line with ASC Topic 805-10 Business Combinations. Subsidiaries acquired or divested in the course of the year are included in the consolidated financial statements respectively as of the date of purchase, and up to the date of sale. The consideration for the acquisition is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interests over the net identifiable assets acquired and liabilities assumed.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make certain estimates, judgments and assumptions. We believe these estimates, judgements and assumptions are reasonable, based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are differences between these estimates, judgments or assumptions and the actual results, our consolidated financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting from available alternatives would not produce a materially different result.

Our most critical accounting estimates include:
- Inventory Valuation (see Note 10)
- Recoverability of deferred tax assets (see Note 33)
- Revenue recognition (see Note 28)
- Bonds, mortgages and other long-term debt (see Note 22)
- Convertible note payable, current and noncurrent (see Note 22)

Fair Value of Financial Instruments

The Group's financial instruments are primarily composed of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, other liabilities, and debt obligations.

Fair value is the price that would be received to sell an asset or the amount paid to transfer a liability, also referred to as the "exit price," in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, as described in Note 6, the fair value measurement classification is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

Fair values of financial instruments are estimated using public market prices, quotes from financial institutions and other available information. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, accounts receivable and contract assets, accounts payable and other current liabilities approximate their fair values, and management also believes that the carrying values of notes and other receivables and outstanding balances on the Group's credit and term loan facilities approximate their fair values, based on their specific asset and/or liability characteristics, including having terms consistent with current market conditions. The fair value of convertible note payable is calculated based on the present value of the future cash flows as of the reporting date.

Foreign Currency

In general, the functional currency of a foreign operation is the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. The effects of foreign currency translation adjustments are included in stockholders' equity as a component of accumulated other comprehensive income/loss. The Group's reporting currency is USD.

Cash and Cash Equivalents

Cash consists of deposits held at major banks that are readily available. Cash equivalents consist of highly liquid investments that are readily convertible to cash and with original maturity dates of three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

Accounts Receivable

Receivables represent rights to consideration that are unconditional and consist of amounts billed and currently due from customers, and revenues that have been recognized for accounting purposes but not yet billed to customers. The Group extends credit to customers in the normal course of business and in line with industry practices.

Allowance for Credit losses

We recognize an allowance for credit losses to present the net amount of receivables expected to be collected as of the balance sheet date. The allowance is based on the credit losses expected to arise over the asset's contractual term taking into account historical loss experience, customer-specific data as well as forward-looking estimates. Expected credit losses are estimated individually.

Accounts receivables are written off when deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries, which are not to exceed the amount previously written off, are considered in determining the allowance balance at the balance sheet date.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs are calculated using standard costs, approximating average costs. Finished goods and work-in-progress inventories include material, labor and manufacturing overhead costs. The Group records an inventory valuation allowance based on an analysis of physical deterioration, obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives which range from 1 to 10 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the lease terms, as appropriate. Property, plant and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Intangible Assets

Those intangible assets that are considered to have a finite useful life are amortized over their useful lives, which generally range from 1 to 10 years. Each period we evaluate the estimated remaining useful lives of intangible assets and whether events or changes in circumstances require a revision to the remaining periods of amortization or that an impairment review be carried out.

Intangible assets with indefinite lives are not amortized but are subject to annual reviews for impairment.

Leases

In line with ASC 842, the Group, as a lessee, recognizes right-of-use assets and related lease liabilities on its balance sheet for all arrangements with terms longer than twelve months, and reviews its leases for classification between operating and finance leases. Obligations recorded under operating and finance leases are identified separately on the balance sheet. Assets under finance leases and their accumulated amortization are disclosed separately in the notes. Operating and finance lease assets and operating and finance lease liabilities are measured initially at an amount equal to the present value of minimum lease payments during the lease term, as at the beginning of the lease term.

We have elected the short-term lease practical expedient whereby we do not present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that we are reasonably certain to exercise.

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill and other indefinite-lived intangible assets are not amortized but are subject to impairment analysis at least once annually. Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. We review our goodwill and indefinite lived intangible assets annually for impairment, or sooner if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We use October 1st as our annual impairment test measurement date.

In line with ASC 830, the goodwill balance is recorded in the functional currency of the acquired business and translated at each period end with the exchange rate impact booked into other comprehensive income.

Equity Securities

Equity securities are any security representing an ownership interest in an entity or the right to acquire or dispose of an ownership interest in an entity at fixed or determinable prices, in accordance with ASC 321, i.e., investments that do not qualify for accounting as a derivative instrument, an investment in consolidated subsidiaries, or an investment accounted for under the equity method.

We account for these investments in equity securities at fair value at the reporting date, except for those investments without a readily determinable fair value where we have elected the measurement at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, in line with ASC 321. Changes in fair value are accounted for in the income statement as a non-operating income/expense.

Revenue Recognition

WISeKey's policy is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, WISeKey applies the following steps:
- Step 1: Identify the contract(s) with a customer.
- Step 2: Identify the performance obligations in the contract.
- Step 3: Determine the transaction price.
- Step 4: Allocate the transaction price to the performance obligations in the contract.
- Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. We typically allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract. If a standalone price is not observable, we use estimates.

The Group recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer. The transfer may be done at a point in time (typically for goods) or over time (typically for services). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. For performance obligations satisfied over time, the revenue is recognized over time, most frequently on a *prorata temporis* basis as most of the services provided by the Group relate to a set performance period.

If the Group determines that the performance obligation is not satisfied, it will defer recognition of revenue until it is satisfied.

We present revenue net of sales taxes and any similar assessments.

The Group delivers products and records revenue pursuant to commercial agreements with its customers, generally in the form of an approved purchase order or sales contract.

Where products are sold under warranty, the customer is granted a right of return which, when exercised, may result in either a full or partial refund of any consideration received, or a credit that can be applied against amounts owed, or that will be owed, to WISeKey. For any amount received or receivable for which we do not expect to be entitled to because the customer has exercised its right of return, we recognize those amounts as a refund liability.

Contract Assets

Contract assets consist of accrued revenue where the Group has fulfilled its performance obligation towards the customer but the corresponding invoice has not yet been issued. Upon invoicing, the asset is reclassified to trade accounts receivable until payment.

Deferred Revenue

Deferred revenue consists of amounts that have been invoiced and paid but have not been recognized as revenue. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current and the remaining deferred revenue recorded as noncurrent. This would relate to multi-year certificates or licenses.

Contract Liability

Contract liability consists of either:
- amounts that have been invoiced and not yet paid nor recognized as revenue. Upon payment, the liability is reclassified to deferred revenue if the amounts still have not been recognized as revenue. Contract liability that will be realized during the succeeding 12-month period is recorded as current and the remaining contract liability recorded as noncurrent. This would relate to multi-year certificates or licenses.
- advances from customers not supported by invoices.

Sales Commissions

Sales commission expenses where revenue is recognized are recorded in the period of revenue recognition.

Cost of Sales and Depreciation of Production Assets

Our cost of sales consists primarily of expenses associated with the delivery and distribution of our services and products. These include expenses related to the license to the Global Cryptographic Root Key, the global Certification authorities as well as the digital certificates for people, servers and objects, expenses related to the preparation of our secure elements and the technical support provided on the Group's ongoing production and on ramp-up phases, including materials, labor, test and assembly suppliers and subcontractors, freights costs, as well as the amortization of probes, wafers and other items that are used in the production process. This amortization is disclosed separately under depreciation of production assets on the face of the income statement.

Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

Advertising Costs

All advertising costs are expensed as incurred.

Pension Plan

The Group maintains three defined benefit post retirement plans:
- one that covers all employees working for WISeKey SA in Switzerland,
- one that covers all employees working for WISeKey International Holding Ltd in Switzerland, and
- one that covers all employees working for SEALSQ France SAS in France.

In accordance with ASC 715-30, *Defined Benefit Plans – Pension,* the Group recognizes the funded status of the plan in the balance sheet. Actuarial gains and losses are recorded in accumulated other comprehensive income / (loss), except if they exceed the corridor and get amortized.

Stock-Based Compensation

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Fair values of options and awards granted are estimated using a Black-Scholes option pricing model. The model's input assumptions are determined based on available internal and external data sources. The risk-free rate used in the model is based on the Swiss treasury rate for the expected contractual term. Expected volatility is based on historical volatility of the underlying share.

Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards at the grant date.

Nonemployee share-based payment transactions are measured by estimating the fair value of the equity instruments that an entity is obligated to issue, and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

Litigation and Contingencies

Should legal proceedings and tax matters arise, due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues liability and/or discloses the relevant circumstances, as appropriate.

Income Taxes

Taxes on income are accrued in the same period as the income and expenses to which they relate.

Deferred taxes are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet of our companies prepared for consolidation purposes, with the exception of temporary differences arising on investments in foreign subsidiaries where WISeKey has plans to permanently reinvest profits into the foreign subsidiaries.

Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is "more likely than not" that future profits will be available, and the tax loss carry-forward can be utilized.

Changes to tax laws or tax rates enacted at the balance sheet date are taken into account in the determination of the applicable tax rate provided that they are likely to be applicable in the period when the deferred tax assets or tax liabilities are realized.

WISeKey is required to pay income taxes in a number of countries. WISeKey recognizes the benefit of uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained on examination by the tax authorities. The benefit recognized is the largest amount of tax benefit that is greater than fifty percent likely of being realized on settlement with the tax authority, assuming full knowledge of the position and all relevant facts. WISeKey adjusts its recognition of these uncertain tax benefits in the period in which new information is available impacting either the recognition or measurement of its uncertain tax positions.

Government Assistance - Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary SEALSQ France SAS is eligible to receive such tax credits.

These research tax credits are presented as a reduction of research & development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, the corresponding research and development efforts have been completed and the supporting documentation is available. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. The tax credit is therefore considered to be a refundable R&D tax credit which is not within the scope of the income tax standard (ASC 740). It is included in current assets under government assistance in the balance sheet in line with ASC 832.

Earnings per Share

Basic earnings per share are calculated using the two-class method required for companies with multiple classes of common stock. The two-class method determines net earnings per common share for each class of common stock according to dividends declared or accumulated and participation rights in distributed and undistributed earnings or losses. The two-class method requires income available to common stockholders for the period to be allocated between each class of common stock based upon their respective rights to receive dividends as if all income for the period had been distributed.

For WISeKey, the dividend rights of the holders of Class A Shares, nominal value CHF 0.01, (the "**WIHN Class A Shares**", or, individually, a "**WIHN Class A Share**") and WIHN Class B Shares (collectively, the "**common stock**") differ. Dividend rights are proportionate to the nominal value of each class of shares. The dividend rights of a WIHN Class B Share with a nominal value of CHF 0.10 are ten times greater than the dividend rights of a WIHN Class A Share with a nominal value of CHF 0.01. Undistributed earnings are allocated to the classes of common stock proportionately to their dividend rights and the resulting net results per share will, therefore, vary for each class of common stock. In line with ASC 260-10-45, the Group has presented the net earnings attributed to its common stock for each class of common stock. The earnings per share calculation is based on the weighted average number of shares in issue of each class.

When the effects are not antidilutive, diluted earnings per share are calculated using the weighted-average outstanding common shares and the dilutive effect of stock options as determined under the treasury stock method.

Segment Reporting

Our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews information collated into two segments for purposes of allocating resources and assessing budgets and performance. We report our financial performance based on this segment structure described in Note 34.

Comprehensive Income / (Loss)

Comprehensive income includes net income and other comprehensive income ("**OCI**"). Other comprehensive income consists of revenues, expenses, gains, and losses to be included in comprehensive income but excluded from net income as listed in ASC 220-10-45-10A.

In line with ASC 220 (Income Statement - Reporting Comprehensive Income), we have elected to report comprehensive income in a single continuous financial statement with two sections: net income and other comprehensive income.

We present each of the components of other comprehensive income separately, based on their nature, in the statement of comprehensive income.

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2024, the Group adopted Accounting Standards Update (ASU) 2023-01 Leases (Topic 842): Common Control Arrangements, which requires all companies to amortize leasehold improvements associated with common control leases over the asset's useful life to the common control group regardless of the lease term. ASU 2023-01 requires leasehold improvements associated with leases between entities under common control to be amortized over the useful life of the improvements until the lessee ceases to control the use of the underlying asset through a lease, at which time the remaining value of the leasehold improvement would be accounted for as a transfer between entities under common control.

There was no impact on the Group's results upon adoption of the standard.

The group also adopted Accounting Standards Update (ASU) 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances current segment disclosures and requires additional disclosures of significant segment expenses.

ASU 2023-07 amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements.

There was no impact on the Group's results upon adoption of the standard.

New FASB Accounting Standard to be adopted in the future:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements.

Summary: The intent of this standard is to enhance the decision usefulness of income tax disclosures. The standard applies to all entities subject to ASC Topic 740, Income Taxes. In addition, entities will be required to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements for all entities and specific updates for public business entities.

Effective Date: ASU 2023-09 is effective for public business entities for fiscal years beginning after December 15, 2024. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which updates mandates that public business entities provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors. Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.

Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This update clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments' preexisting terms.

Summary: The update introduces a "preexisting contract approach" to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the ASU clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date.

Effective Date: ASU 2024-04 is effective for public business entities for fiscal years beginning after December 15, 2025. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note 5.   Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash and cash equivalents is mostly held with one large financial institution. Management believes that the financial institution that holds most of our cash and cash equivalents is financially sound and, accordingly, is subject to minimal credit risk. However, to the extent that such deposits exceed the maximum insurance levels, they are uninsured.

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for fiscal years 2024, 2023 or 2022, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance as at December 31, 2024 and December 31, 2023. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

Revenue concentration (% of total net sales)	12 months ended December 31,		
	2024	**2023**	**2022**
IoT operating segment			
Multinational electronics contract manufacturing company	4%	15%	14%
International equipment and software manufacturer	0%	6%	5%
International digital identity & security provider	0%	12%	9%
International software services provider	2%	8%	6%
International telecommunication company	33%	5%	3%
Multinational telecommunication & hardware manufacturing company	0%	4%	5%

Receivables concentration
(% of total accounts receivable and maximum amount of loss due to credit risk)

	As at December 31, 2024		As at December 31, 2023	
	%	US'000	%	US'000
Multinational electronics contract manufacturing company	6%	253	14%	739
International equipment and software manufacturer	0%	-	18%	944
International digital identity & security provider	0%	-	0%	-
International software services provider	3%	137	13%	686
International telecommunication company	42%	1,804	12%	628
Multinational telecommunication & hardware manufacturing company	0%	-	11%	590

Note 6.   Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:
- Level 1, defined as observable inputs such as quoted prices in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

USD'000	As at December 31, 2024		As at December 31, 2023		Fair value level	Note ref.
	Carrying amount	Fair value	Carrying amount	Fair value		
Nonrecurring fair value measurements						
Accounts receivable, net of allowance for credit losses	4,285	4,285	5,471	5,471	3	8
Notes receivable, current	13	13	63	63	3	9
Notes receivable, noncurrent	32	32	-	-	3	13
Equity securities, at cost	455	455	486	486	3	18
Accounts payable	13,496	13,496	12,863	12,863	3	19
Notes payable	5,900	5,900	4,085	4,085	3	20
Indebtedness to related parties, current	78	78	79	79	3	20
Convertible note payable, current	9	9	190	190	3	22
Bonds, mortgages and other long-term debt	102	102	1,820	1,820	3	22
Convertible note payable, noncurrent	-	-	1,519	1,846	3	22
Indebtedness to related parties, noncurrent	1,387	1,387	-	-	3	37

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed above, we used the following methods and assumptions to estimate the fair value of our financial instruments:
- Accounts receivable, net of allowance for credit losses – carrying amount approximated fair value due to their short-term nature.
- Notes receivable, current – carrying amount approximated fair value due to their short-term nature.
- Notes receivable, noncurrent – carrying amount approximated fair value because time-value considerations are immaterial to the accounts.
- Equity securities, at cost – no readily determinable fair value, measured at cost minus impairment.
- Accounts payable – carrying amount approximated fair value due to their short-term nature.
- Notes payable – carrying amount approximated fair value due to their short-term nature.
- Convertible note payable, current – carrying amount approximated fair value due to their short-term nature.
- Bonds, mortgages and other long-term debt – carrying amount approximated fair value.
- Convertible note payable, noncurrent – fair value is calculated based on the present value of the future cash flows as of the reporting date.
-

Note 7.   Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 8.   **Accounts receivable**

The breakdown of the accounts receivable balance is detailed below:

USD'000	As at December 31, 2024	As at December 31, 2023
Trade accounts receivable	4,133	5,380
Allowance for credit losses	(94)	(114)
Accounts receivable from other related parties	158	178
Accounts receivable from board members	49	-
Accounts receivable from underwriters, promoters, and employees	2	-
Other accounts receivable	37	27
Total accounts receivable, net of allowance for credit losses	**4,285**	**5,471**

As at December 31, 2024 and 2023, accounts receivable from other related parties consisted of a receivable balance from OISTE in relation to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE (see Note 37).

Note 9.   **Notes receivable, current**

As at December 31, 2024, the notes receivable, current consisted of the current portion of a loan to an employee in an amount of CHF 41,065 (USD 45,281 at closing rate on December 31, 2024). The noncurrent portion of the loan is recorded under Notes receivable, noncurrent (see Note 13). The loan bears an interest rate of 0.5% per annum. The loan and accrued interest were initially to be repaid in full on or before December 31, 2021, extended to December 31, 2022. In 2024, the Group renegotiated the payment schedule with the employee and quarterly repayments have been scheduled until 2028. In exchange for the loan, the employee has pledged the 60,000 ESOP options that he holds on WIHN Class B Shares (see Note 30).

Note 10.   **Inventories**

Inventories consisted of the following:

USD'000	As at December 31, 2024	As at December 31, 2023
Raw materials	764	1,025
Work in progress	482	4,205
Finished goods	172	-
Total inventories	**1,418**	**5,230**

In the years ended December 31, 2024, 2023 and 2022, the Group recorded an inventory valuation allowance in the income statement in an amount of, respectively, USD 92,284, USD 220,289 and USD 204,211 on raw materials, and a credit of USD 615,608, and debits of USD 373,469 and USD 349,623 on work in progress. The credit on work in progress in 2024 results from the release of a provision.

Note 11.   **Government assistance**

SEALSQ France SAS is eligible for research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2024 and December 31, 2023, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 2,246,680 and USD 1,718,248. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.
The balance as at December 31, 2024 is the aggregate of USD 1,217,490 (at closing rate) tax credit earned in relation to the year 2024 and USD 1,029,190 (at closing rate) in relation to the year 2023. Refundable R&D tax credits are considered to be government assistance in line with ASC 832.

Note 12.   Other current assets

Other current assets consisted of the following:

USD'000	As at December 31, 2024	As at December 31, 2023
Value-Added Tax receivable	460	657
Advanced payment to suppliers	61	346
Deposits, current	5	5
Customer contract assets, current	22	-
Other current assets	25	-
Total other current assets	**573**	**1,008**

Note 13.   Notes receivable, noncurrent

As at December 31, 2024, the notes receivable, noncurrent consisted of the noncurrent portion of a loan to an employee in an amount of CHF 41,065 (USD 45,281 at closing rate on December 31, 2024). The current portion of the loan is recorded under Notes receivable, current (see Note 9). The loan bears an interest rate of 0.5% per annum. The loan and accrued interest were initially to be repaid in full on or before December 31, 2021, extended to December 31, 2022. In 2024, the Group renegotiated the payment schedule with the employee and quarterly repayments have been scheduled until 2028. In exchange for the loan, the employee has pledged the 60,000 ESOP options that he holds on WIHN Class B Shares (see Note 30).

Note 14.   Property, plant and equipment

Property, plant and equipment, net consisted of the following:

USD'000	As at December 31, 2024	As at December 31, 2023
Office equipment and furniture	3,000	3,186
Computer equipment and licenses	1,878	1,861
Machinery & equipment	7,491	6,997
Total property, plant and equipment gross	12,369	12,044
Accumulated depreciation for:		
Office equipment and furniture	(2,946)	(3,044)
Computer equipment and licenses	(1,692)	(1,645)
Machinery & equipment	(4,456)	(3,963)
Total accumulated depreciation	(9,094)	(8,652)
Total property, plant and equipment, net	**3,275**	**3,392**
Depreciation charge for the year	728	624

The depreciation charge from continuing operations for the year 2024 was USD 727,665.

In the years ended December 31, 2024 and 2023, WISeKey did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, the Group did not record any impairment charge on property, plant and equipment in the years ended December 31, 2024 and 2023.

The useful economic life of property plant and equipment is as follows:

- Production tools   8 to 10 years
- Office equipment and furniture   2 to 5 years
- Production masks   5 years
- Probe cards   5 years
- Licenses   3 years
- Software   1 year

Note 15.   Intangible assets

Intangible assets and future amortization expenses consisted of the following:

USD'000	As at December 31, 2024	As at December 31, 2023
Intangible assets not subject to amortization:		
Cryptocurrencies	96	96
Intangible assets subject to amortization:		
Trademarks	139	149
Patents	2,281	2,281
License agreements	11,378	12,132
Other intangibles	6,499	6,933
Total intangible assets gross	20,393	21,591
Accumulated amortization for:		
Trademarks	(139)	(149)
Patents	(2,281)	(2,281)
License agreements	(11,378)	(12,132)
Other intangibles	(6,499)	(6,933)
Total accumulated amortization	(20,297)	(21,495)
Total intangible assets subject to amortization, net	-	-
Total intangible assets, net	**96**	**96**
Amortization charge for the year	-	1

The amortization charge from continuing operations for the year 2022 was USD 68,836.

Intangible assets not subject to amortization are made up of a balance of USD 96,164 in cryptocurrencies acquired in the normal course of business to allow the Group to make purchases in cryptocurrencies. The cryptocurrency balance was initially recorded at cost. The Group did not identify any impairment factors in the year ended December 31, 2024. Therefore, no impairment losses were recorded in the year ended December 31, 2024 and the balance as at December 31, 2024 remains USD 96,164.

The useful economic life of intangible assets is as follows:

- Trademarks   5 to 10 years
- Patents   5 to 10 years
- License agreements   1 to 3 years
- Other intangibles   5 years

All intangible assets subject to amortization were fully amortized as at December 31, 2024, therefore there are no amortization charges expected in future years.

Note 16.   Leases

WISeKey has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2024, WISeKey holds nine operating leases. The operating leases relate to premises and office equipment. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

In the years 2024, 2023, and 2022 we recognized rent expenses associated with our leases as follows:

USD'000	12 months ended December 31,		
	2024	2023	2022
Finance lease cost:			
Amortization of right-of-use assets	-	-	33
Interest on lease liabilities	-	-	1
Operating lease cost:			
Fixed rent expense	665	668	587
Short-term lease cost	-	-	2
Net lease cost from continuing operations	**665**	**668**	**623**
Lease cost - Cost of sales	-	-	-
Lease cost - General & administrative expenses	665	668	623
Net lease cost from continuing operations	**665**	**668**	**623**

In the years 2024 and 2023, we had the following cash and non-cash activities associated with our leases:

USD'000	As at December 31, 2024	As at December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from finance leases	-	-
Operating cash flows from operating leases	657	614
Financing cash flows from finance leases	-	-
Non-cash investing and financing activities:		
Net lease cost from continuing operations	665	668
Additions to ROU assets obtained from:		
New operating lease liabilities	62	66

The following table provides the details of right-of-use assets and lease liabilities as of December 31, 2024 and December 31, 2023:

USD'000	As at December 31, 2024	As at December 31, 2023
Right-of-use assets:		
Operating leases	1,502	2,052
Total right-of-use assets	**1,502**	**2,052**
Lease liabilities:		
Operating leases	1,460	2,081
Total lease liabilities	**1,460**	**2,081**

As at December 31, 2024, future minimum annual lease payments were as follows:

Year	USD'000 Operating	USD'000 Short-term	USD'000 Finance	USD'000 Total
2025	616	-	-	616
2026	543	-	-	543
2027	288	-	-	288
2028	158	-	-	158
2029 and beyond	-	-	-	-
Total future minimum operating and short-term lease payments	**1,605**	**-**	**-**	**1,605**
Less effects of discounting	(145)	-	-	(145)
Lease liabilities recognized	**1,460**	**-**	**-**	**1,460**

As of December 31, 2024, the weighted-average remaining lease term was 2.94 years for operating leases.

For our operating leases and because we generally do not have access to the implicit rate in the lease, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of December 31, 2024 was 3.19% and as of December 31, 2023 was 4.70%.

Note 17. Goodwill

We test goodwill for impairment annually on October 1st, or as and when indicators of impairment arise. As at October 1, 2024, the fair value of the net assets of the reporting unit concerned by goodwill was superior to the carrying value of the net assets and goodwill allocated. After October 1, 2024, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recorded in 2024.

Impairment reviews have been conducted for the goodwill allocated to the reporting unit ("RU) relating to the acquisition of SEALSQ France SAS (formerly WISeKey Semiconductors SAS) in 2016. Fair value has been determined based on the market approach. Cash flows have been projected over 5 years from the date of the assessment and have been discounted at the pre-tax weighted average cost of capital. Fair value is higher than its carrying value. The SEALSQ France SAS RU has a negative carrying amount.

USD'000	IoT Segment	Total
Goodwill balance as at December 31, 2022	**8,317**	**8,317**
Goodwill acquired during the year	-	-
Impairment losses	-	-
As at December 31, 2023		
Goodwill	8,317	8,317
Accumulated impairment losses	-	-
Goodwill balance as at December 31, 2023	**8,317**	**8,317**
Goodwill acquired during the year	-	-
Impairment losses	-	-
As at June December 31, 2024		
Goodwill	8,317	8,317
Accumulated impairment losses	-	-
Goodwill balance as at December 31, 2024	**8,317**	**8,317**

The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. Other than management's projections of future cash flows, the primary assumptions used in the impairment tests were the weighted-average cost of capital and long-term growth rates. Although the Group's cash flow forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future cash flows attributable to a reporting unit.

Note 18.   Equity securities, at cost

Investment in FOSSA SYSTEMS s.l.

On April 8, 2021, WISeKey E.L.A. s.l. invested EUR 440,000 (USD 475,673 at historical rate) to acquire 15% of the share capital of FOSSA SYSTEMS s.l. ("**FOSSA**"), a Spanish aerospace company providing picosatellites for Low Earth Orbit (LEO) services as a vertically integrated service: from design to launch and operations.

The FOSSA investment was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the FOSSA investment was initially recognized on the balance sheet at EUR 440,000 (USD 475,673 at historical rate).

As at December 31, 2024, we performed a qualitative assessment to consider potential impairment indicators. We made reasonable efforts to identify any observable transactions of identical or similar investments but did not identify any such transaction. Therefore, no impairment loss was recorded in the year to December 31, 2024, and the carrying value of the FOSSA investment as at December 31, 2024 was EUR 440,000 (USD 455,422 at closing rate).

Note 19.   Accounts payable

The accounts payable balance consisted of the following:

USD'000	As at December 31, 2024	As at December 31, 2023
Trade creditors	3,691	3,568
Accounts payable to Board Members	2,343	826
Accounts payable to other related parties	83	104
Accounts payable to underwriters, promoters, and employees	2,572	4,200
Other accounts payable	4,807	4,165
Total accounts payable	**13,496**	**12,863**

As at December 31, 2024, accounts payable to Board Members are made up of:
- a balance of CHF 1,306,890 (USD 1,441,063) payable to Carlos Moreira in relation to accrued bonus and social charges thereon (see Note 37 for detail).
- a balance of CHF 209,716 (USD 251,062) payable to Peter Ward in relation to unused vacation allowance and his board fee (see Note 37 for detail).
- a balance of CHF 480,321 (USD 529,634) payable to John O'Hara in relation to accrued bonus and social charges thereon (see Note 37 for detail).
- a total balance of USD 121,662 payable to other Board Members in relation to their board fee (see Note 37 for detail).

As at December 31, 2024, accounts payable to other related parties are made up of CHF 75,670 (USD 83,439) payable to OISTE (see Note 37 for detail).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to vacation days, bonus and 13th month accruals across WISeKey.

Other accounts payable are mostly amounts due or accrued for professional services (e.g. legal, accountancy, and audit services) and accruals of social charges in relation to the accrued liability to employees.

Note 20.   Notes payable and Indebtedness to related parties, current

Notes payable and indebtedness to related parties, current consisted of the following:

USD'000	As at December 31, 2024	As at December 31, 2023
Short-term loan	5,900	4,085
Short-term loan from shareholders	78	79
Total notes payable and indebtedness to related parties, current	**5,978**	**4,164**

As at December 31, 2024, the current notes payable balance was made up of:
- a USD 4,030,000 short-term loan with ExWorks (see description below),
- a CHF 46,600 (USD 51,384) current portion of the Covid loans with UBS (see Note 22), and
- a USD 1,818,943 production capacity investment loan agreement (see description below)

As at December 31, 2024, the indebtedness to related parties, current, balance was made up of loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 77,638 at closing rate (USD 78,950 as at December 31, 2023). These loans do not bear interest. See Note 37 for details.

The weighted–average interest rate on current notes payable, excluding loans from shareholders at 0% interest rate, was respectively 10% and 10% per annum as at December 31, 2024 and December 31, 2023.

Credit Agreement with ExWorks Capital Fund I, L.P

On April 4, 2019, WISeCoin AG ("**WISeCoin**"), an affiliate of the Group, signed a credit agreement with ExWorks Capital Fund I, L.P ("**ExWorks**"). Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement was April 4, 2020, therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part or all of the principal loan amount and interests paid either in cash or in WISeCoin Security Tokens (the "**WCN Token**") as may be issued by WISeCoin from time to time. As at June 30, 2019, the conversion price was set at CHF 12.42 per WCN Token based on a non-legally binding term sheet.
Under the terms of the credit agreement, WISeCoin is required to not enter into agreements that would result in liens on property, assets or controlled subsidiaries, in indebtedness other than the exceptions listed in the credit agreement, in mergers, consolidations, organizational changes except with an affiliate, contingent and third party liabilities, any substantial change in the nature of its business, restricted payments, insider transactions, certain debt payments, certain agreements, negative pledge, asset transfer other than sale of assets in the ordinary course of business, or holding or acquiring shares and/or quotas in another person other than WISeCoin R&D. Furthermore, WISeCoin is required to maintain its existence, pay all taxes and other liabilities.
Borrowings under the line of credit are secured by first ranking security interests on all material assets and personal property of WISeCoin, and a pledge over the shares in WISeCoin representing 90% of the capital held by the Group. Under certain circumstances, additional security may be granted over the intellectual property rights of WISeCoin.
Total debt issue costs of USD 160,000 were recorded as debt discount and amortized over the duration of the loan. As at December 31, 2020, the debt discount was fully amortized.

As at December 31, 2023, the outstanding borrowings were USD 4,030,000 and the loan had not been repaid.
As at December 31, 2024, the outstanding borrowings were USD 4,030,000 and the loan had not been repaid, meaning that the loan is past due under the terms of the credit agreement with ExWorks. The Group has been in contact with the receiver of ExWorks Capital Fund I, L.P in relation to the outstanding borrowings and continues to accrue interest on the loan at the rate of 10% p.a.

Production Capacity Investment Loan Agreement

In November 2022, WISeKey entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing their production capacity. Under the terms of the Agreement, the client has lent to WISeKey a total of USD 2,000,000. The loan will be reimbursed by way of a volume rebate against future sales volumes from the SEALSQ group to the client during the period from July 1, 2023, through to December 31, 2025. The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 falls due for repayment on this date. The loan does not bear any interest and there were no fees or costs attributed to the loan.

An unamortized debt discount totaling USD 511,128 was calculated and booked to APIC in 2022.

As of December 31, 2024, WISeKey has not repaid any amount due to a change in the product mix of the client. The loan balance remains USD 2 million with an unamortized debt discount balance of USD 181,057, thus leaving a carrying value of USD 1,818,943.

The Group recorded a debt discount amortization expense of USD 165,147 in the year 2024 and USD 164,924 in the year 2023. No debt discount charge was recorded to the income statement in 2022.

Note 21.   Other current liabilities

Other current liabilities consisted of the following:

USD'000	As at December 31, 2024	As at December 31, 2023
Other tax payable	583	319
Customer contract liability, current	392	353
Other current liabilities	160	160
Total other current liabilities	**1,135**	**832**

Note 22.   Loans and line of credit

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group, WISeKey International Holding Ltd and WISeKey SA, entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law. At inception, the Covid loans carried an interest rate of 0%, which was updated to an interest rate of 1.5% per annum paid quarterly from April 1, 2023. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Group. In particular, the Group cannot use the funds for the distribution of dividends and directors' fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant.

The outstanding balance on the loans as at December 31, 2023 was CHF 185,300 (USD 220,243).

During the year ended December 31, 2024, the loans accrued interest in a total amount of CHF 2,476 (USD 2,730 at closing rate) and WISeKey repaid CHF 46,600 out of the loans, bringing the total repayment to date to CHF 432,800 (USD 477,234 at closing rate). Therefore, as at December 31, 2024, the outstanding balance on the loans was CHF 138,700 (USD 152,940).

Credit Agreement with L1 Capital Global Opportunities Master Fund

On June 29, 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the "**L1 Facility**") with L1 Capital Global Opportunities Master Fund ("**L1**"), pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the L1 Facility agreement as USD 11 million to be funded on June 29, 2021 (the "**L1 Initial Tranche**"). For the remaining facility, WISeKey has the right to request L1 to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the "**L1 Conversion Period**"). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Conversion Period. Each calendar month, L1 can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and , should L1 wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the "**Original L1 Conversion Price**").

Due to L1's option to convert the loan in part or in full at any time before maturity, the L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 36,745, a commission of USD 802,500 to the placement agent, a fee of USD 220,000 to L1 representing 2% of the principal value of the initial tranche, and a subscription fee of USD 220,000 to L1 representing 2% of the principal value of the initial tranche payable in WIHN Class B Shares were due upon issuance of the Initial Tranche and recorded as a debt discount against the L1 Initial Tranche principal amount. The subscription fee was paid in WIHN Class B Shares and was fair valued at CHF 183,901 (USD 200,871) based on the market value of the shares at issuance. Upon subscription of each subsequent tranche under the L1 Facility, debt issue costs corresponding to the fair value of the L1 subscription fee payable in WIHN Class B Shares representing 2% of the principal value of the subscribed funds and an L1 fee representing 2% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

On September 27, 2021, WISeKey and L1 entered into the First Amendment to the Subscription Agreement (the "**L1 First Amendment**"), pursuant to which WISeKey has the right to request L1 to subscribe for four "accelerated" note tranches of between USD 1 million and USD 2,750,000 each or any other amount agreed between the parties (the "**L1 Accelerated Tranches**"), at the date and time determined by WISeKey during the commitment period, subject to certain conditions. The terms and conditions of the L1 Accelerated Tranches issued under the L1 First Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price of the L1 Accelerated Tranches which is set at 90% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date, regardless of the conversion amount (the "**New L1 Conversion Price**").

On March 3 ,2022, WISeKey and L1 entered into the Second Amendment to the Subscription Agreement (the "**L1 Second Amendment**"), pursuant to which, for the remaining facility of USD 5 million, WISeKey has the right to request L1 to subscribe for five "additional accelerated" note tranches (the "**L1 Additional Accelerated Tranches**") of between USD 1 million and USD 5 million each or any other amount agreed between the parties, up until March 2, 2024, subject to certain conditions. The terms and conditions of the L1 Additional Accelerated Tranches issued under the L1 Second Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price of the L1 Additional Accelerated Tranches which is the New L1 Conversion Price.

In line with ASC 470-50-15-3, the New L1 Conversion Price under the L1 First Amendment was assessed as a change to the conversion privileges provided in the L1 Facility for the purpose of inducing conversion, whereby the New L1 Conversion Price provides a reduction of the Original L1 Conversion Price and results in the issuance of additional WIHN Class B Shares, which is governed by ASC 470-20-40. Therefore, in line with ASC 470-20-40-16 and ASC 470-20-40-17, for conversions of L1 Accelerated Tranches and L1 Additional Accelerated Tranches, we recognize the fair value of the additional shares delivered by applying the New L1 Conversion Price in comparison with the Original L1 Conversion Price as an expense to the income statement classified as debt conversion expense.

Additionally, per the terms of the L1 Facility, upon each tranche subscription under the L1 Facility and the L1 First Amendment, WISeKey granted L1 the option to acquire WIHN Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250. The number of warrants granted at each tranche subscription was calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement was fair valued at grant using the Black-Scholes model and the market price of WIHN Class B Shares on the date of the subscription. The fair value of the debt was calculated using the discounted cash flow method.

During the year to December 31, 2021, WISeKey made a total of six subscriptions for a total of USD 17 million under the L1 Facility and the L1 First Amendment. Per the terms of the L1 Facility, WISeKey issued L1 with a total of 61,576 warrants on WIHN Class B Shares at an exercise price of CHF 250. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 479,872 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in additional paid-in capital ("**APIC**"). The cumulated fair value of the debt for the six subscriptions was USD 17,819,019, with a cumulated debt discount in relation to warrants of USD 445,331.

In the year ended December 31, 2021, L1 converted a total of USD 8.2 million out of the L1 Initial Tranche and USD 5.3 million out of the L1 Accelerated Tranches, resulting in the delivery of a total of 237,176 WIHN Class B Shares. A debt discount charge of USD 185,528 was amortized to the income statement, a debt conversion expense of USD 325,424 was recorded in the income statement, and a total debit of USD 1,376,983 was booked to APIC on conversions as per ASC 470-02-40-4.

During the year to December 31, 2022, WISeKey made a total of six subscriptions for a total of USD 5 million under the L1 Facility and the L1 Second Amendment. Per the terms of the L1 Facility, WISeKey issued L1 with a total of 98,231 warrants on WIHN Class B Shares at an exercise price of CHF 250. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 12,856 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in

APIC. The cumulated fair value of the debt for the six subscriptions was USD 5,171,238, with a cumulated debt discount in relation to warrants of USD 11,831.

In the year ended December 31, 2022, L1 converted a total of USD 2,8 million out of the L1 Initial Tranche, and USD 4.3 million out of the L1 Accelerated Tranches and L1 Additional Accelerated Tranches, resulting in the delivery of a total of 584,512 WIHN Class B Shares. A debt discount charge of USD 87,795 was amortized to the income statement, a debt conversion expense of USD 366,116 was recorded in the income statement, and a total debit of USD 304,019 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2022, the L1 Facility had been fully drawn. Convertible notes in an aggregate amount of USD 1,400,000 remained unconverted and the unamortized debt discount balance was USD 133,471, hence a carrying value of USD 1,266,529.

During the year ended December 31, 2023, L1 converted a total of USD 1.2 million out of the L1 Additional Accelerated Tranches, resulting in the delivery of a total of 145,975 WIHN Class B Shares. A debt discount charge of USD 16,094 was amortized to the income statement, a debt conversion expense of USD 177,209 was recorded in the income statement, and a total debit of USD 69,560 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2023, convertible notes in an aggregate amount of USD 200,000 remained unconverted and the unamortized debt discount balance was USD 9,728, hence a carrying value of USD 190,272.

During the year ended December 31, 2024, L1 converted the remaining balance of USD 200,000 out of the L1 Additional Accelerated Tranches, resulting in the delivery of a total of 64,287 WIHN Class B Shares. A debt discount charge of USD 2,444 was amortized to the income statement, a debt conversion expense of USD 32,231 was recorded in the income statement, and a total credit of USD 24,947 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2024, all convertible notes had been converted, hence a USD nil carrying value, and the facility was fully used.

Share Purchase Agreement with L1 Capital Global Opportunities Master Fund dated July 11, 2023

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the "**L1 SPA**") with L1 Capital Global Opportunities Master Fund Ltd ("**L1**") pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into Ordinary Shares of SEALSQ Corp ("**SEALSQ**"), a subsidiary of WISeKey, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 30 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily volume weighted average price ("**VWAP**") of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 2.50. The covenants include the requirement for the Group to maintain a minimum cash balance of USD 4 million and to ensure that indebtedness of the Group does not exceed 15% of the average market capitalization.

Due to L1's option to convert the loan in part or in full at any time before maturity, the L1 SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the L1 SPA, upon each tranche closing under the L1 SPA, the Group will grant L1 the option to acquire Ordinary Shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the Ordinary Shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the Ordinary Shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by L1. the Group issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the "**First L1 Note**"), convertible into SEALSQ's Ordinary Shares, and (ii) 122,908 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the "**First L1 Warrant**"). the Group also created a capital reserve of 8,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the First L1 Note and the First L1 Warrant. Debt issue costs made up of legal expenses totaling USD 114,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the First L1 Note was paid to L1 at closing. The First L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 323,744 and a debit to APIC of USD 41,088. Including the fee paid to L1, a total debt discount of USD 1,086,856 was recorded against the First L1 Note's principal amount.

During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 Ordinary Shares of SEALSQ. A debt discount charge of USD 210,290 was amortized to the income statement and unamortized debt discounts totaling USD 705,572 were booked to APIC on conversions in line with ASC 470-02-40-4.

On January 9, 2024, the Group and L1 entered into an Amendment to the Securities Purchase Agreement (the "**First L1 Amendment**"), to amend some of the original terms and conditions of the L1 SPA and pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 4 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55. The warrants issued upon each tranche closing under the First L1 Amendment will have a fixed exercise price of USD 4 and the reset of the exercise price of the First L1 Warrant is deleted. All other significant terms of the L1 SPA remain unchanged.

The second tranche of USD 5 million was funded on January 11, 2024, by L1. the Group issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the "**Second L1 Note**"), convertible into SEALSQ's Ordinary Shares, and (ii) 1,144,339 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the "**Second L1 Warrant**"). The Group also created a capital reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second L1 Note and the Second L1 Warrant. Debt issue costs made up of legal expenses totaling USD 70,279 and a commission of USD 250,000 to the placement agent were due upon issuance of the Second L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the Second L1 Note was paid to L1 at closing.
The Second L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 709,490 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.60. The fair value of the debt was calculated using the discounted cash flow method as USD 4,594,061. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 668,882, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 277,433 and a debit to APIC of USD 42,846. Including the fee paid to L1, a total debt discount of USD 1,146,315 was recorded against the Second L1 Note's principal amount.

On March 1 ,2024, the Group and L1 entered into the Second Amendment to the Securities Purchase Agreement (the "**Second L1 Amendment**"), to amend some of the terms and conditions of the L1 SPA and pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 2.5% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 5.5 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 93% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55.The warrants issued upon each tranche closing under the Second L1 Amendment will have a fixed exercise price of USD 5.5. All other significant terms of the L1 SPA, as amended by the First L1 Amendment, remain unchanged.

The third tranche of USD 5 million was funded on March 1, 2024, by L1. The Group issued to L1 (i) a Senior Original Issue 2.5% Discount Convertible Promissory Note of USD 5 million (the "**Third L1 Note**"), convertible into SEALSQ's Ordinary Shares, and (ii) 768,679 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the "**Third L1 Warrant**"). Debt issue costs made up of legal expenses totaling USD 53,184 and a commission of USD 250,000 to the placement agent were due upon issuance of the Third L1 Note, and a fee of USD 125,000 representing 2.5% of the principal value of the Third L1 Note was paid to L1 at closing.
The Third L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 553,449 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.98. The fair value of the debt was calculated using the discounted cash flow method as USD 4,549,701. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 542,262, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 270,303 and a debit to APIC of USD 32,881. Including the fee paid to L1, a total debt discount of USD 937,565 was recorded against the First L1 Note's principal amount.

During the year ended December 31, 2024, L1 converted all notes in full for a total conversion amount of USD 11 million, resulting in the delivery of a total of 21,494,587 Ordinary Shares of SEALSQ. A total debt discount charge of USD 432,091 was amortized to the income statement and unamortized debt discounts totaling USD 1,822,783 were booked to APIC on conversion in line with ASC 470-02-40-4.
As at December 31, 2024, there was no unconverted balance in relation to the L1 SPA, as amended.

Share Purchase Agreement with Anson Investments Master Fund dated July 11, 2023
On July 11, 2023, the Group entered into a Securities Purchase Agreement (the "**Anson SPA**") with Anson Investments Master Fund LP ("**Anson**") pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily VWAP of the Ordinary Shares during the ten trading days immediately preceding the notice of partial or full

conversion of the Note, with a floor price of USD 2.50. The covenants include the requirement for the Group to maintain a minimum cash balance of USD 4 million and to ensure that indebtedness of the Group does not exceed 15% of the average market capitalization.

Due to Anson's option to convert the loan in part or in full at any time before maturity, the Anson SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the Anson SPA, upon each tranche closing under the Anson SPA, the Group will grant Anson the option to acquire Ordinary Shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the Ordinary Shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the Ordinary Shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by Anson. The Group issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the "**First Anson Note**"), convertible into SEALSQ's Ordinary Shares, and (ii) 122,908 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the "**First Anson Warrant**"). The Group also created a capital reserve of 8,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the First Anson Note and the First Anson Warrant. Debt issue costs made up of legal expenses totaling USD 64,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the First Anson Note was paid to Anson at closing.
The First Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 279,375 and a debit to APIC of USD 35,457. Including the fee paid to Anson, a total debt discount of USD 1,042,487 was recorded against the First Anson Note's principal amount.

During the year ended December 31, 2023, Anson converted a total of USD 4,175,000 of the First Anson Note, resulting in the delivery of a total of 3,996,493 Ordinary Shares of SEALSQ. A debt discount charge of USD 198,984 was amortized to the income statement and unamortized debt discounts totaling USD 708,062 were booked to APIC on conversions in line with ASC 470-02-40-4.
Additionally, on July 10, 2023, the Group issued 8,184 new Ordinary Shares to Anson as a result of a share ledger correction, thus a total delivery for the year of 4,004,677 Ordinary Shares.

On January 9, 2024, the Group and Anson entered into an Amendment to the Securities Purchase Agreement (the "**First Anson Amendment**"), to amend some of the original terms and conditions of the Anson SPA and pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 4 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55. The warrants issued upon each tranche closing under the First Anson Amendment will have a fixed exercise price of USD 4 and the reset of the exercise price of the First Anson Warrant is deleted. All other significant terms of the Anson SPA remain unchanged.

The second tranche of USD 5 million was funded on January 10, 2024, by Anson. The Group issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the "**Second Anson Note**"), convertible into SEALSQ's Ordinary Shares, and (ii) 1,144,339 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the "**Second Anson Warrant**"). The Group also created a capital reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second Anson Note and the Second Anson Warrant. Debt issue costs made up of legal expenses totaling USD 55,279 and a commission of USD 250,000 to the placement agent were due upon issuance of the Second Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the Second Anson Note was paid to Anson at closing.

The Second Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 709,490 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.60. The fair value of the debt was calculated using the discounted cash flow method as USD 4,594,171. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 668,868, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 264,441 and a debit to APIC of USD 40,838. Including the fee paid to Anson, a total debt discount of USD 1,133,309 was recorded against the Second Anson Note's principal amount.

On March 1, 2024, the Group and Anson signed a second Amendment to Securities Purchase Agreement (the "**Second Anson Amendment**"), to amend some of the terms and conditions of the Anson SPA and pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 2.5% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 5.5 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 93% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55.The warrants issued upon each tranche closing under the Second Anson Amendment will have a fixed exercise price of USD 5.5. All other significant terms of the Anson SPA, as amended by the First Anson Amendment, remain unchanged.

The third tranche of USD 5 million was funded on March 1, 2024, by Anson. The Group issued to Anson (i) a Senior Original Issue 2.5% Discount Convertible Promissory Note of USD 5 million (the "**Third Anson Note**"), convertible into SEALSQ's Ordinary Shares, and (ii) 768,679 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the "**Third Anson Warrant**"). Debt issue costs made up of legal expenses totaling USD 38,184 and a commission of USD 250,000 to the placement agent were due upon issuance of the Third Anson Note, and a fee of USD 125,000 representing 2.5% of the principal value of the Third Anson Note was paid to Anson at closing.
The Third Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 553,449 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.98. The fair value of the debt was calculated using the discounted cash flow method as USD 4,549,701. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 542,262, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 256,930 and a debit to APIC of USD 31,254. Including the fee paid to Anson, a total debt discount of USD 924,192 was recorded against the Third Anson Note's principal amount.

During the year ended December 31, 2024, Anson converted all notes in full for a total conversion amount of USD 10,825,000, resulting in the delivery of a total of 19,260,369 Ordinary Shares of SEALSQ. A total debt discount charge of USD 376,774 was amortized to the income statement and unamortized debt discounts totaling USD 1,816,168 were booked to APIC on conversion in line with ASC 470-02-40-4.
As at December 31, 2024, there was no unconverted balance in relation to the Anson SPA, as amended.

Subscription Agreement with L1 Capital Global Opportunities Master Fund

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the "**2024 L1 Facility**") with L1, pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 L1 Facility plans for an initial tranche USD 1.25 million (the "**2024 L1 Initial Tranche**") and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and L1, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by L1 within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

Due to L1's option to convert the loan in part or in full at any time before maturity, the 2024 L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 11,319, a commission of USD 67,500 to the placement agent and an aggregated fee of USD 137,500 to L1 were due upon issuance of the 2024 L1 Initial Tranche on October 25, 2024 and recorded as a debt discount against the 2024 L1 Initial Tranche principal amount. Upon subscription of each subsequent tranche under the 2024 L1 Facility, debt issue costs to L1 representing an aggregate of 11% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

During the year ended December 31, 2024, WISeKey made one subscription under the 2024 L1 Facility in an amount of USD 1.25 million, the 2024 L1 Initial Tranche. For each subscription, the fair value of the debt is calculated using the discounted cash flow method creating a debt discount or a debt premium on the debt host with the credit or debit entry booked to APIC. The fair value of the debt for the 2024 L1 Initial Tranche was USD 1,328,458, giving rise to a debt premium of USD 78,458.
In the year ended December 31, 2024, L1 converted a total of USD 1,24 million out of the 2024 L1 Initial Tranche, resulting in the delivery of a total of 344,598 WIHN Class B Shares. A debt discount charge of USD 17,746 was amortized to the income statement and a total debit of USD 119,212 was booked to APIC on conversions as per ASC 470-02-40-4.
As at December 31, 2024, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the unamortized debt discount balance was USD 903, hence a carrying value of USD 9,097. The outstanding 2024 L1 Facility available was USD 13.75 million.

Subscription Agreement with Anson Investments Master Fund LP

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the "**2024 Anson Facility**") with Anson, pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 Anson Facility plans for an initial tranche USD 1.25 million (the "**2024 Anson Initial Tranche**") and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and Anson, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by Anson within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

Due to Anson's option to convert the loan in part or in full at any time before maturity, the 2024 Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 11,319, a commission of USD 67,500 to the placement agent and an aggregated fee of USD 137,500 to Anson were due upon issuance of the 2024 Anson Initial Tranche on October 23, 2024 and recorded as a debt discount against the 2024 Anson Initial Tranche principal amount. Upon subscription of each subsequent tranche under the 2024 Anson Facility, debt issue costs to Anson representing an aggregate of 11% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

During the year ended December 31, 2024, WISeKey made one subscription under the 2024 Anson Facility in an amount of USD 1.25 million, the 2024 Anson Initial Tranche. For each subscription, the fair value of the debt is calculated using the discounted cash flow method creating a debt discount or a debt premium on the debt host with the credit or debit entry booked to APIC. The fair value of the debt for the 2024 Anson Initial Tranche was USD 1,328,458, giving rise to a debt premium of USD 78,458.

In the year ended December 31, 2024, Anson converted the 2024 Anson Initial Tranche in full, resulting in the delivery of a total of 346,820 WIHN Class B Shares. A debt discount charge of USD 18,774 was amortized to the income statement and a total debit of USD 119,087 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2024, there were no unconverted notes, hence a carrying value of USD nil. The outstanding 2024 Anson Facility available was USD 13.75 million.

Note 23.   Employee benefit plans

Defined benefit post-retirement plan

The Group maintains three pension plans: one maintained by WISeKey SA and one by WISeKey International Holding Ltd, both covering its employees in Switzerland, as well as one maintained by SEALSQ France SAS (formerly WISeKey Semiconductors SAS) covering WISeKey's employees in France.

All plans are considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group records net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which is the discount rate.

The defined benefit pension plan maintained by SEALSQ France SAS, and its obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The pension liability calculated as at December 31, 2024 is based on annual personnel costs and assumptions as of December 31, 2024.

Personnel Costs USD'000	As at December 31, 2024	As at December 31, 2023	As at December 31, 2022
Wages and Salaries	13,139	12,507	12,401
Social security contributions	3,977	3,611	3,123
Net service costs	350	449	422
Other components of defined benefit plans, net	29	(45)	14
Total	**17,495**	**16,522**	**15,960**

	As at December 31,					
Assumptions	**2024**	**2024**	**2023**	**2023**	**2022**	**2022**
	France	**Switzerland**	**France**	**Switzerland**	**France**	**Switzerland**
Discount rate	3.10%	0.97%	3.05%	1.52%	3.65%	2.25%
Expected rate of return on plan assets	n/a	3.05%	n/a	3.04%	n/a	3.00%
Salary increases	3%	2%	3%	2%	3%	1.50%

For WISeKey SA and WISeKey International Holding Ltd's funded plans, the expected long-term rate of return on assets is based on the pension fund's asset allocation.

As at December 31, 2024 and December 31, 2023 the Group's accumulated benefit obligation amounted respectively to USD 14,604,000 and USD 13,879,000.

Reconciliation to Balance Sheet start of year USD'000 Fiscal year	2024	2023	2022
Fair value of plan assets	(11,142)	(10,108)	(12,169)
Projected benefit obligation	14,143	11,867	16,938
Surplus/deficit	**3,001**	**1,759**	**4,769**
Opening balance sheet liability / (asset) (funded status)	**3,001**	**1,759**	**4,769**
Reconciliation of benefit obligation during the year			
Projected benefit obligation at start of year	14,143	11,867	16,938
Net service cost	225	237	213
Interest expense	214	279	52
Plan participant contributions	118	98	98
Net benefits paid to participants	177	(100)	(2,225)
Prior service costs	-	(19)	-
Actuarial losses / (gains)	1,067	606	(2,892)
Currency translation adjustment	(1,040)	1,175	(317)
Projected benefit obligation at end of year	**14,904**	**14,143**	**11,867**
Reconciliation of plan assets during year			
Fair value of plan assets at start of year	(11,142)	(10,108)	(12,169)
Employer contributions paid over the year	(218)	(184)	(190)
Plan participant contributions	(118)	(98)	(98)
Net benefits paid to participants	(184)	78	2,201
Interest income	(326)	(311)	(157)
Return in plan assets, excl amounts included in net interest	115	501	82
Currency translation adjustment	846	(1,020)	223
Fair value of plan assets at end of year	**(11,027)**	**(11,142)**	**(10,108)**
Reconciliation to balance sheet end of year			
Fair value of plan assets	(11,027)	(11,142)	(10,108)
Defined benefit obligation - funded plans	14,904	14,143	11,867
Surplus/deficit	**3,877**	**3,001**	**1,759**
Closing balance sheet liability / (asset) (funded status)	**3,877**	**3,001**	**1,759**

Movement in Funded Status
USD'000

Fiscal year	2024	2023	2022
Opening balance sheet liability (funded status)	**3,001**	**1,759**	**4,769**
Net service cost	225	237	213
Net interest cost / (credit)	(112)	(32)	(105)
Amortization of net (gain) / loss	22	-	152
Amortization of prior service cost / (credit)	(48)	(26)	(28)
Currency translation adjustment	-	(2)	(5)
Total net periodic benefit cost / (credit)	**87**	**177**	**227**
Actuarial (gain) / loss on liabilities from changes to financial assumptions	1,067	1,005	(3,001)
Actuarial (gain) / loss on liabilities due to experience	-	(399)	109
Return in plan assets, excl. amounts included in net interest	115	501	82
Prior service cost / (credit)	-	(19)	-
Amortization of net (gain) / loss	(22)	-	(152)
Amortization of prior service cost / (credit)	48	26	28
Currency translation adjustment	-	37	0
Total (gain) / loss recognized via other comprehensive income	**1,208**	**1,151**	**(2,934)**
Employer contributions paid in the year	(218)	(184)	(190)
Cashflow required to pay benefit payments	(7)	(22)	(24)
Total cashflow	**(225)**	**(206)**	**(214)**
Currency translation adjustment	(194)	120	(89)
Closing balance sheet liability (funded status)	**3,877**	**3,001**	**1,759**
Reconciliation of unrecognized (gain) / loss			
Unrecognized (gain) / loss at beginning of year	795	(338)	2,651
Amortization during the year	(22)	-	(152)
Actuarial (gain) / loss on liabilities	1,067	606	(2,892)
Actuarial (gain) / loss on assets	112	535	82
Currency translation adjustment	(61)	(8)	(27)
Unrecognized (gain) / loss at year-end	**1,891**	**795**	**(338)**
Reconciliation of unrecognized prior service cost / (credit)			
Unrecognized prior service cost / (credit) at beginning of year	(542)	(503)	(537)
Prior service cost for the current period	-	(19)	-
Amortization during the year	48	26	28
Currency translation adjustment	38	(46)	6
Unrecognized prior service cost / (credit) at year-end	**(456)**	**(542)**	**(503)**
Amounts recognized in accumulated other comprehensive income			
Net loss / (gain)	1,891	795	(338)
Prior service cost / (credit)	(456)	(542)	(503)
Deficit	**1,435**	**253**	**(841)**
Estimated amount to be amortized from accumulated other comprehensive income into net periodic benefit cost / (credit) over next fiscal year			
Net loss / (gain)	(94)	-	152
Prior service cost / (credit)	(101)	(26)	(28)

All of the assets are held under the collective contract by the plan's re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820's three-tier fair value hierarchy, pension assets belong to the fair value level 2.

The table below shows the breakdown of expected future contributions payable to the Plan :

Period USD'000	Switzerland	France
2025	422	30
2026	431	50
2027	2,227	53
2028	535	39
2029	855	-
2030 to 2034	2,539	394

The Group expects to make contributions of approximately USD 242,000 in 2025.

There are no plan assets expected to be returned to the employer during the 12-month period following December 31, 2024.

Note 24.   Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 15.

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party's intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Note 25.   Stockholders' equity

Stockholders' equity consisted of the following:

WISeKey International Holding Ltd	As at December 31, 2024		As at December 31, 2023	
	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Share Capital				
Par value per share (in CHF)	0.01	0.10	0.25	2.50
Share capital (in USD)	16,007	359,485	400,186	8,170,070
Per Articles of association and Swiss capital categories				
Conditional Share Capital - Total number of conditional shares(1)	400,000	1,210,590	400,000	1,500,000
Total number of fully paid-in shares	1,600,880	4,070,522	1,600,880	3,076,150
Per US GAAP				
Total number of authorized shares	2,000,880	6,194,267	2,000,880	6,194,267
Total number of fully paid-in issued shares(1)	1,600,880	3,365,560	1,600,880	3,076,150
Total number of fully paid-in outstanding shares(1)	1,600,880	3,309,052	1,600,880	2,954,097
Par value per share (in CHF)	0.01	0.10	0.25	2.50
Share capital (in USD)	16,007	359,485	400,186	8,170,070
Total share capital (in USD)	**375,492**		**8,570,256**	
Treasury Share Capital				
Total number of fully paid-in shares held as treasury shares	-	56,508	-	122,053
Treasury share capital (in USD)	-	501,644	-	691,280
Total treasury share capital (in USD)	**-**	**501,644**	**-**	**691,280**

(1) Conversions of conditional capital that were not registered with the commercial register as of December 31, 2024 are not deducted from the total number of conditional shares, i.e. the number shown is as if the issues had not taken place.

On June 27, 2024, shareholders approved, at WISeKey's Annual General Meeting of Shareholders (AGM), the Board of Directors' proposals to proceed with a reduction of the nominal value of: (i) each WIHN Class B Share with a nominal value of CHF 2.50 by an amount of CHF 2.40 to CHF 0.10; and (ii) each WIHN Class A Share with a nominal value of CHF 0.25 by an amount of CHF 0.24 to CHF 0.01, and an allocation of the aggregate nominal value reduction amount of CHF 8,461,555.20 to the Company's statutory capital reserves from capital contribution.

In the years to December 31, 2024 and 2023 respectively, WISeKey purchased a total of nil treasury shares and 300,202 treasury shares (including 202 shares from the repurchase of fractional shares from the reverse stock split) at an average purchase price of USD nil and USD 2.71 per share, and sold a total of 65,545 and 187,294 treasury shares at an average sale price of USD 2.97 and USD 9.33 per share.

Share buyback program

On July 9, 2019, the Group started a share buyback program on the SIX Swiss Exchange to buy back Class B Shares up to a maximum 10% of the share capital and 5.35% of the voting rights. In compliance with Swiss Law, at no time will the group hold more than 10% of its own registered shares. The share buyback program ended on July 8, 2022.
As at December 31, 2024, WISeKey's treasury share balance included 8,347 Class B Shares purchased through the share buyback program.

Voting rights

Each share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.01 per share) and Class B Shares (CHF 0.10 per share). Our Class A Shares have a lower par value (CHF 0.01) than our Class B Shares (CHF 0.10) but have same voting right as the higher par value Class B Shares, namely one (1) vote per share. This means that, relative to their respective per share contribution to the share capital, the holders of our Class A Shares have a greater relative per share voting power than the holders of our Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each Class A Share and each Class B Share having one vote), unless otherwise stipulated by law or our Articles. The following matters require approval by a majority of the par value of the shares represented at the general meeting (each Class A Share having a par value of CHF 0.01 per share and each Class B Share having a par value of CHF 0.10 per share):

- electing our auditor;
- appointing an expert to audit our business management or parts thereof;
- adopting any resolution regarding the instigation of a special investigation; and
- adopting any resolution regarding the initiation of a derivative liability action.

In addition, under Swiss corporation law and our Articles, approval by two-thirds of the shares represented at the meeting, and by the absolute majority of the par value of the shares represented is required for:

- amending our corporate purpose;
- creating or cancelling shares with preference rights;
- restricting the transferability of registered shares;
- restricting the exercise of the right to vote or the cancellation thereof;
- creating authorized or conditional share capital;
- increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;
- limiting or withdrawing shareholder's pre-emptive rights;
- relocating our registered office;
- converting registered shares into bearer shares and vice versa;
- our dissolution or liquidation; and
- transactions among corporations based on Switzerland's Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the "Swiss Merger Act") including a merger, demerger or conversion of a corporation.

In accordance with Swiss law and generally accepted business practices, our Articles do not provide attendance quorum requirements generally applicable to general meetings of shareholders.

Both categories of Shares confer equal entitlement to dividends and liquidation rights relative to the nominal value of the Class A Shares and the Class B Shares, respectively.

Only holders of Shares (including nominees) that are recorded in the share register as of the record date communicated in the invitation to the General Meeting are entitled to vote at a General Meeting.

Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting but will still be entitled to dividends and other rights with financial value with respect to such Shares.

Each holder of Class A Shares has entered into an agreement (each such agreement a "Shareholder Agreement") with WISeKey, pursuant to which such holder of Class A Shares has given the undertaking vis-à-vis WISeKey not to (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a "Transfer"), except if such Transfer constitutes a "Permitted Transfer", as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate and any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at WISeKey's annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.

Note 26.   Accumulated other comprehensive income

USD'000

Accumulated other comprehensive income as at December 31, 2022		**5,935**
Total net foreign currency translation adjustments	(743)	
Total defined benefit pension adjustment	(1,151)	
Total other comprehensive income/(loss), net		(1,894)
Accumulated other comprehensive income as at December 31, 2023		**4,041**
Total net foreign currency translation adjustments	315	
Total defined benefit pension adjustment	(1,206)	
Total other comprehensive income/(loss), net		(891)
Accumulated other comprehensive income as at December 31, 2024		**3,150**

There is no income tax expense or benefit allocated to other comprehensive income.

Note 27.   Net loss attributable to WISeKey International Holding Ltd and transfers to/from the noncontrolling interest

The purpose of this schedule is to disclose the effects of the changes in WISeKey's ownership interest in its subsidiaries on WISeKey' equity.

	12 months ended December 31,		
USD'000	**2024**	**2023**	**2022**
Net loss attributable to WISeKey International Holding Ltd	(23,216)	(15,213)	(27,475)
Increase / (decrease) in APIC for the sale of 84,592,712, 9,445,607 and nil Ordinary Shares of SEALSQ Corp	9,812	(147)	-
Decrease in APIC for the sale of 14,286, nil and nil shares of WISe.ART AG	(42)	-	-
Net transfers (to) from noncontrolling interest	9,770	(147)	-
Change from net loss attributable to WISeKey International Holding Ltd's shareholders and transfers (to) from noncontrolling interest	**(13,446)**	**(15,360)**	**(27,475)**

Share Purchase Agreements with L1 Capital Global Opportunities Master Fund signed in 2024

On December 12, 2024, the Group entered into a Securities Purchase Agreement (the "Second L1 SPA") with L1 to purchase 3,846,154 Ordinary Shares of SEALSQ for a subscription price of USD 5 million.
On December 16, 2024, the Group entered into a Securities Purchase Agreement (the "Third L1 SPA") with L1 to purchase 6,578,948 Ordinary Shares of SEALSQ for a subscription price of USD 12.5 million.
On December 17, 2024, the Group entered into a Securities Purchase Agreement (the "Fourth L1 SPA") with L1 to purchase 6,578,948 Ordinary Shares of SEALSQ for a subscription price of USD 12.5 million.
The Second L1 SPA, Third L1 SPA and Fourth L1 SPA together with the exercise of some warrants on the Ordinary Shares of SEALSQ held by L1 resulted in a decrease of WISeKey's ownership interest in SEALSQ Corp, resulting in a credit to APIC of USD 87.3 million and a debit to noncontrolling interest by USD 40.3 million.

Share Purchase Agreements with Anson Investments Master Fund signed in 2024

On December 12, 2024, the Group entered into a Securities Purchase Agreement (the "Second Anson SPA") with Anson to purchase 3,846,154 Ordinary Shares of SEALSQ for a subscription price of USD 5 million.
On December 16, 2024, the Group entered into a Securities Purchase Agreement (the "Third Anson SPA") with Anson to purchase 6,578,948 Ordinary Shares of SEALSQ for a subscription price of USD 12.5 million.
On December 17, 2024, the Group entered into a Securities Purchase Agreement (the "Fourth Anson SPA") with Anson to purchase 6,578,948 Ordinary Shares of SEALSQ for a subscription price of USD 12.5 million.

The Second Anson SPA, Third Anson SPA and Fourth Anson SPA together with the exercise of some warrants on the Ordinary Shares of SEALSQ held by Anson resulted in a decrease of WISeKey's ownership interest in SEALSQ Corp, resulting in a credit to APIC of USD 86.5 million and a debit to noncontrolling interest by USD 39.6 million.

Note 28.   Revenue

Nature of goods and services

The following is a description of the principal activities, separated by reportable segment, from which the Group generates its revenue. For more detailed information about reportable segments, see Note 34 - Segment information and geographic data. The Corporate segment does not generate external revenue for the Group.

- Semiconductors segment

The Semiconductors segment of the Group principally generates revenue from the sale of semiconductors secure chips. Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations.
The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.

- Revenue from non-reportable segments

The Group's non-reportable segments generate revenue from Digital Certificates, Software as a Service, Software license and Postcontract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.
For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Certificates	The Group recognizes revenue on a straight-line basis over the validity period of the certificate, which is usually one to three years. This period starts after the certificate has been issued by the Certificate Authority and may be used by the customer for authentication and signature, by checking the certificate validity against the Root of Trust which is maintained by the Group on its IT infrastructure. Customers pay for certificates when certificates are issued and invoiced. The excess of payments over recognized revenue is shown as deferred revenue.
Semiconductors secure chips	Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations. The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.
SaaS	The Group's SaaS arrangement cover the provision of cloud-based certificate life-cycle-management solutions and signing and authentication solutions, as well as cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device-to-Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer. Customers usually pay ahead of quarterly or yearly service periods; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.
Software and INeS Certificate Management Platform	The Group provides software for certificates life-cycle management and signing and authentication solutions, including through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS.
Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section. WISeKey also provides hosting and monitoring of infrastructure services which are distinct performance obligations and are paid and recognized over the service period.

Disaggregation of revenue

The following table shows the Group's revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue USD'000	Typical payment	At one point in time			Over time			Total		
		2024	2023	2022	2024	2023	2022	2024	2023	2022
Semiconductors segment										
Secure chips	Upon delivery	10,937	30,044	23,198	-	-	-	10,937	30,044	23,198
Certificates	Upon issuance	39	-	-	5	14	-	44	14	-
Total Semiconductors segment		**10,976**	**30,044**	**23,198**	**5**	**14**	**-**	**10,981**	**30,058**	**23,198**
Total Corporate segment		**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total Non-reportable segments		**57**	**-**	**107**	**837**	**860**	**509**	**894**	**860**	**616**
Total Revenue from continuing operations		**11,033**	**30,044**	**23,305**	**842**	**874**	**509**	**11,875**	**30,918**	**23,814**

For the years ended December 31, 2024, 2023, and 2022 the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group's revenues disaggregated by geography, based on our customers' billing addresses:

Net sales by region USD'000	12 months ended December 31,		
	2024	2023	2022
Semiconductors segment			
Europe, Middle East and Africa	1,839	9,985	6,777
North America	7,500	16,531	13,609
Asia Pacific	1,642	3,466	2,745
Latin America	-	76	67
Total Semiconductors segment	**10,981**	**30,058**	**23,198**
Total Corporate segment	**-**	**-**	**-**
Total Non-reportable segments	**894**	**860**	**616**
Total net sales from continuing operations	**11,875**	**30,918**	**23,814**

*EMEA means Europe, Middle East and Africa

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

USD'000	As at December 31, 2024	As at December 31, 2023
Trade accounts receivables		
Trade accounts receivable - Semiconductors segment	3,645	5,103
Trade accounts receivable - Non-reportable segments	488	277
Total trade accounts receivables	**4,133**	**5,380**
Contract assets	-	-
Total contract assets	**-**	**-**
Contract liabilities - current	392	353
Contract liabilities - noncurrent	3	3
Total contract liabilities	**395**	**356**
Deferred revenue		
Deferred revenue - Semiconductors segment	5	-
Deferred revenue - Non-reportable segments	109	241
Total deferred revenue	**114**	**241**
Revenue from continuing operations recognized in the period from amounts included in the deferred revenue at the beginning of the year	218	179

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2024, approximately USD 508,000 is expected to be recognized from remaining performance obligations for mPKI and IoT contracts. We expect to recognize revenue for these remaining performance obligations during the next two years approximately as follows:

Estimated revenue from remaining performance obligations as at December 31, 2024	USD'000
2025	484
2026	24
Total remaining performance obligation from continuing operations	**508**

Note 29.   Other operating income

	12 months ended December 31,		
USD'000	2024	2023	2022
Accounts payable write-off	-	-	1,899
Other operating income from related parties	181	119	66
Other operating income - other	3	48	108
Total other operating income from continuing operations	**184**	**167**	**2,073**

In the years 2024 and 2023, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment (see Note 37).

Note 30.   Stock-based compensation

Employee stock option plans

The Stock Option Plan ("ESOP 1") was approved on December 31, 2007 by the stockholders of WISeKey SA, representing 2,632,500 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.

The Stock Option Plan ("ESOP 2") was approved on December 31, 2011 by the stockholders of WISeKey SA, representing 16,698,300 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.

At March 22, 2016 as part of the reverse acquisition transaction, both ESOP plans in existence in WISeKey SA were transferred to WISeKey International Holding Ltd at the same terms, with the share exchange term of 5:1 into WIHN Class B Shares.

Grants

In the 12 months to December 31, 2022, the Group granted a total of 4,054,980 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.
The options granted consisted of:
- 3,864,188 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2022;
- 164,271 options with immediate vesting granted to Board members, all of which had been exercised as of December 31, 2022;
- 6,600 options vesting on July 1, 2023 granted to employees;
- 6,600 options vesting on July 1, 2024 granted to employees;
- 6,800 options vesting on July 1, 2025 granted to employees;
- 6,521 options with immediate vesting granted to external advisors and which had not been exercised as of December 31, 2022;

The options granted were valued at grant date using the Black-Scholes model.
There was no grant of options on WIHN Class A Shares in the year ended December 31, 2023.

In the 12 months to December 31, 2023, the Group granted a total of 18,418 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.
The options granted consisted of:
- 14,582 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2023;
- 200 options with immediate vesting granted to external advisors and which had not been exercised as of December 31, 2023; and
- 3,636 options with immediate vesting granted to external advisors, all of which had been exercised as of December 31, 2023.

The options granted were valued at grant date using the Black-Scholes model.
There was no grant of options on WIHN Class A Shares in the year ended December 31, 2023.

In the 12 months to December 31, 2024, the Group granted a total of 152,090 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.
The options granted consisted of:
- 128,520 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2024;
- 23,570 options with immediate vesting granted to Board members, all of which had been exercised as of December 31, 2024;

The options granted were valued at grant date using the Black-Scholes model.
There was no grant of options on WIHN Class A Shares in the year ended December 31, 2024.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of a WIHN Class B Share. Expected volatility is based on historical volatility of WIHN Class B Shares.
In the year ended December 31, 2024, a total charge of USD 1,033,395 was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options granted to employees and Board members.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	December 31, 2024	December 31, 2023	December 31, 2022
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	71.29 – 71.60%	69.77 - 70.72%	69.58 - 87.74%
Average remaining expected life of stock options on WIHN Class B Shares (years)	4.30	5.23	4.25
Average remaining expected life of stock options on WIHN Class A Shares (years)	0.40	1.40	2.40

Unvested options to employees as at December 31, 2024 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group's non-vested options for the years ended December 31, 2024 and 2023.

	Options on WIHN Class B Shares		Options on WIHN Class A Shares	
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2022	**1,740**	**37.50**	**-**	**-**
Granted	18,418	10.00	-	-
Vested	(19,210)	11.00	-	-
Non-vested forfeited or cancelled	(680)	46.22	-	-
Non-vested options as at December 31, 2023	**268**	**7.50**	**-**	**-**
Granted	152,090	6.79	-	-
Vested	(152,222)	6.79	-	-
Non-vested forfeited or cancelled	-	-	-	-
Non-vested options as at December 31, 2024	**136**	**7.55**	**-**	**-**

As at December 31, 2024, there was a USD 188 unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as at December 31, 2024 were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and we therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN Class B Shares at grant date, over the requisite service period.

The following tables summarize the Group's stock option activity for the years ended December 31, 2024, 2023 and 2022.

Options on WIHN Class B Shares	WIHN Class B Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2022	140,617	3.00	6.10	887,345
Of which vested	138,877	3.00	6.11	878,378
Of which non-vested	1,740	-	-	-
Granted	18,418	2.85	-	-
Exercised or converted	(10,086)	2.50	-	7,867
Forfeited or cancelled	(680)	2.50	-	-
Expired	(230)	-	-	-
Outstanding as at December 31, 2023	148,039	3.11	5.23	111,306
Of which vested	147,771	3.11	5.23	111,104
Of which non-vested	268	-	-	-
Granted	152,090	1.35	-	-
Exercised or converted	(23,570)	0.11	-	496,406
Forfeited or cancelled	-	-	-	-
Expired	(300)	-	-	-
Outstanding as at December 31, 2024	276,259	2.40	5.25	5,235,260
Of which vested	276,123	2.40	5.24	5,226,771
Of which non-vested	136	-	-	-

Options on WIHN Class A Shares	WIHN Class A Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2022	392,720	0.25	5.90	248,950
Of which vested	392,720	0.25	5.90	248,950
Granted	-	-	-	-
Outstanding as at December 31, 2023	392,720	0.25	4.90	23,339
Of which vested	392,720	0.25	4.90	23,339
Granted	-	-	-	-
Outstanding as at December 31, 2024	392,720	0.25	3.90	723,175
Of which vested	392,720	0.25	3.90	723,175

Summary of stock-based compensation expenses

Stock-based compensation expenses from continuing operations USD'000	12 months ended December 31,		
	2024	2023	2022
In relation to Employee Stock Option Plans (ESOP)	1,034	178	743
In relation to non-ESOP Option Agreements	-	-	1
In relation to SEALSQ Corp's Option Agreements	148	-	-
Total	1,182	178	744

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses from continuing operations USD'000	12 months ended December 31,		
	2024	2023	2022
Research & development expenses	-	-	177
Selling & marketing expenses	-	67	280
General & administrative expenses	1,182	111	287
Total	1,182	178	744

We note that the above tables include a difference due to rounding from the total charge of USD 1,033,395 recognized in the consolidated income statement In the year ended December 31, 2024 in relation to Employee Stock Option Plans (ESOP).

Note 31. Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,		
USD'000	2024	2023	2022
Foreign exchange gain	686	1,315	3,813
Sale of arago intellectual property	-	900	-
Financial income	684	36	9
Interest income	174	90	5
Other	85	33	110
Total non-operating income from continuing operations	**1,629**	**2,374**	**3,937**

Note 32. Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,		
USD'000	2024	2023	2022
Foreign exchange losses	775	2,134	3,618
Financial charges	317	261	56
Interest expense	884	702	565
Other components of defined benefit plans, net	29	(45)	14
Accounts receivable write-off	-	-	1,282
Other	13	55	16
Total non-operating expenses from continuing operations	**2,018**	**3,107**	**5,551**

Note 33. Income taxes

The components of income before income taxes are as follows:

Income / (Loss)	12 months ended December 31,		
USD'000	2024	2023	2022
Switzerland	(18,571)	(18,766)	(16,314)
Foreign	(10,286)	3,547	3,269
Income / (loss) before income tax from continuing operations	**(28,857)**	**(15,219)**	**(13,045)**

Income taxes relating to the Group are broken down as follows:

	12 months ended December 31,		
USD'000	2024	2023	2022
Switzerland	-	-	-
Foreign	(3,086)	(230)	3,238
Income tax income / (expense) from continuing operations	**(3,086)**	**(230)**	**3,238**

The difference between the income tax recovery (expense) at the Swiss statutory rate compared to the Group's income tax recovery (expense) as reported is reconciled below:

USD'000	12 months ended December 31,		
	2024	2023	2022
Net income / (loss) from continuing operations before income tax	(28,857)	(15,219)	(13,045)
Statutory tax rate	14.7%	14%	14%
Expected income tax (expense) / recovery	4,242	2,131	1,825
Change in tax loss carryforwards	5,469	2,778	5,760
Change in loss carryforwards in relation to the debt remission of SEALSQ France SAS	(52)	(514)	1,342
Change in valuation allowance	(8,656)	(2,682)	(3,129)
Permanent difference in relation to stock-based compensation	(21)	2	-
Foreign tax effects	(1,521)	509	466
Nontaxable or nondeductible items	(2,730)	(2,759)	(2,310)
Other	183	305	(716)
Income tax (expense) / recovery from continuing operations	**(3,086)**	**(230)**	**3,238**

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

In the year ended December 31, 2022, the Group assessed that the recoverability of its deferred tax assets partially satisfied the "more likely than not" recognition criterion under ASC 740 as at December 31, 2022 and recorded a deferred tax asset of $3,295,546 which was partially utilized in 2023. However, in view of the Group's loss before income tax in the year ended December 31, 2024, and of the anticipated future taxable income per management's forecast, the Group assessed that the recoverability of its deferred tax assets no longer satisfied the "more likely than not" recognition criterion under ASC 740 as at December 31, 2024 and, therefore, increased the valuation allowance previously recorded accordingly.

The Group's deferred tax assets and liabilities consist of the following:

USD'000	12 months ended December 31,	
	2024	2023
Switzerland	-	-
Foreign	-	3,077
Deferred income tax assets / (liabilities)	**-**	**3,077**

USD'000	As at December 31, 2024	As at December 31, 2023
Stock-based compensation	21	(2)
Defined benefit accrual	502	363
Tax loss carryforwards	29,006	23,537
Add back loss carryforwards used for the debt remission by SEALSQ France SAS	776	828
Valuation allowance	(30,305)	(21,649)
Deferred income tax assets / (liabilities)	**-**	**3,077**

As of December 31, 2024, the Group's operating cumulated loss carryforwards of all jurisdictions for its continuing operations are as follows:

Operating loss-carryforward as of December 31, 2024

USD'000	USA	Switzerland	Spain	France	UK	Germany	India	Vietnam	Saudi Arabia	Gibraltar	Total
2025	-	10,447	-	-	-	-	-	-	-	-	10,447
2026	-	6,165	-	-	-	-	-	-	-	-	6,165
2027	-	21,325	-	-	-	-	-	3	-	-	21,328
2028	-	26,297	-	-	-	-	-	4	-	-	26,301
2029	-	59,188	-	-	-	-	-	4	-	-	59,192
2030	-	22,626	-	-	-	-	-	-	-	-	22,626
2031	-	20,887	-	-	-	-	9	-	-	-	20,896
2032	-	-	-	-	-	-	81	-	-	-	81
2033	-	-	-	-	-	-	-	-	-	-	-
2034	-	-	-	-	-	-	-	-	-	-	-
2035	185	-	-	-	-	-	-	-	-	-	185
2036	-	-	-	-	-	-	-	-	-	-	-
2037	159	-	-	-	-	-	-	-	-	-	159
2038	-	-	-	-	-	-	-	-	-	-	-
2039	220	-	-	-	-	-	-	-	-	-	220
2040	91	-	-	-	-	-	-	-	-	-	91
2041	-	-	-	-	-	-	-	-	-	-	-
2042	45	-	-	-	-	-	-	-	-	-	45
2043	-	-	-	-	-	-	-	-	-	-	-
2044	19	-	-	-	-	-	-	-	-	-	19
No expiry	n/a	n/a	3,475	23,753	7	2	n/a	n/a	82	2	27,321
Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction											
	719	**166,935**	**3,475**	**23,753**	**7**	**2**	**90**	**11**	**82**	**2**	**195,076**

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2023 - 2024
USA	2024
France	2021 - 2024
Spain	2021 - 2024
Japan	2024
Taiwan	2024
India	2024
Germany	2024
UK	2020 - 2024
Arabia	2024
Vietnam	2024
Gibraltar	2024

The Group has no unrecognized tax benefits.

Note 34.   Segment information and geographic data

The Group has two operating segments that meet the criteria set in ASC 280-10-50: Semiconductors and Corporate. The Semiconductors reportable segment is a strategic business unit that offers specific products and is managed separately because it requires dedicated resources and a targeted marketing strategy. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The Corporate reportable segment requires separate disclosure based on the asset test; it is a strategic business unit that integrates corporate services and the Group's financing strategy, and is managed separately because it requires dedicated resources. The Corporate reportable segment did not exist prior to January 1, 2023, when SEALSQ Corp acquired SEALSQ France SAS.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group's chief operating decision maker, who is its Chief Executive Officer, evaluates performance for its reportable segments based on segment net sales and gross profit where applicable, and on operating income or loss for purposes of allocating resources (including employees, property, plant and equipment, and financial resources) and assessing budgets and performance. The chief operating decision maker considers budget-to-actual variances on a quarterly basis.

The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

12 months ended December 31, USD'000	2024			2023		
	Semiconductors	Corporate	Total	Semiconductors	Corporate	Total
Revenue from external customers	10,981	-	10,981	30,058	-	30,058
Intersegment revenue	-	-	-	-	-	-
	10,981	-	10,981	30,058	-	30,058
Reconciliation of revenue						
Elimination of intersegment revenue			-			-
Other revenue[2]			894			860
Total consolidated revenue			11,875			30,918
Less:[1]						
Cost of revenue	7,253	-	7,253	16,009	-	16,009
Segment gross profit	3,728	-	3,728	14,049	-	14,049
Less:[1]						
Total operating expenses	12,845	8,166	21,011	12,300	1,303	13,603
Other segment items	(109)	951	842	(1,706)	5,216	3,510
Segment profit /(loss) before income taxes	(9,008)	(9,117)	(18,125)	3,455	(6,519)	(3,064)
Reconciliation of profit or loss (segment profit / (loss))						
Other profit or loss[2]			(10,732)			(12,155)
Elimination of intersegment profits			-			-
Loss before income tax expense			(28,857)			(15,219)
Other segment disclosures						
Interest revenue	160	611	771	88	5	93
Interest expense	95	471	566	109	189	298
Depreciation and amortization	628	2	630	571	-	571
Profit / (loss) from intersegment sales	-	-	-	-	-	-
Income tax recovery / (expense)	(3,077)	-	(3,077)	(218)	-	(218)
Segment assets	13,564	110,338	123,902	23,736	23,958	47,694

12 months ended December 31, USD'000	2022		
	Semiconductors	Corporate	Total
Revenue from external customers	23,198	n/a	23,198
Intersegment revenue	-	n/a	-
	23,198	n/a	23,198
Reconciliation of revenue			
Other revenue[2]			616
Elimination of intersegment revenue			-
Total consolidated revenue			23,814
Less:[1]			
Cost of revenue	13,399	n/a	13,399
Segment gross profit	9,799	n/a	9,799

Less:[1]			
Total operating expenses	7,233	n/a	7,233
Other segment items	61	n/a	61
Segment profit / (loss) before income taxes	2,505	n/a	2,505
Reconciliation of profit or loss (segment profit / (loss))			
Other profit or loss[2]			(15,550)
Elimination of intersegment profits			-
Loss before income tax expense			(13,045)
Other segment disclosures			
Interest revenue	-	n/a	-
Interest expense	250	n/a	250
Depreciation and amortization	408	n/a	408
Profit / (loss) from intersegment sales	-	n/a	-
Income tax recovery / (expense)	3,251	n/a	3,251
Segment assets	21,587	n/a	21,587

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(2) Other revenue and Other profit or loss are attributable to subsidiaries that do not meet the definition of an operating segment and the activities of which include sales, support and distribution of our products, R&D, financing and anon-operating investment company.

Other segment items for each reportable segment are made up of non-operating expenses, including management expenses, foreign exchanges gains and losses, debt discount amortization and financing costs.

	As at December 31,	
USD'000	**2024**	**2023**
Asset reconciliation		
Total assets from reportable segments	123,902	47,694
Other assets[1]	17,286	20,054
Elimination of intersegment receivables	(7,168)	(615)
Elimination of intersegment investment and goodwill	(19,332)	(19,332)
Consolidated total assets	**114,688**	**47,801**

(1) Other assets are attributable to subsidiaries that do not meet the definition of an operating segment and the activities of which include sales, support and distribution of our products, R&D, financing and anon-operating investment company.

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	12 months ended December 31,		
USD'000	**2024**	**2023**	**2022**
Switzerland	571	1,752	1,004
Rest of EMEA*	1,964	8,943	6,260
North America	7,642	16,646	13,677
Asia Pacific	1,642	3,466	2,745
Latin America	56	111	128
Total net sales from continuing operations	**11,875**	**30,918**	**23,814**

*EMEA means Europe, Middle East and Africa

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD'000	**2024**	**2023**
Switzerland	74	162
Rest of EMEA	3,201	3,230
Total Property, plant and equipment, net of depreciation	**3,275**	**3,392**

Note 35. Earnings / (Loss) per share

The computation of basic and diluted net earnings / (loss) per share for the Group is as follows:

	12 months ended December 31,		
Earnings / (loss) per share	**2024**	**2023**	**2022**
Net earnings / (loss) attributable to WISeKey International Holding Ltd (USD'000)	(13,446)	(15,360)	(27,475)
Effect of potentially dilutive instruments on net gain (USD'000)	n/a	n/a	n/a
Net earnings / (loss) attributable to WISeKey International Holding Ltd after effect of potentially dilutive instruments (USD'000)	n/a	n/a	n/a
Class A Shares, par value CHF 0.01, CHF 0.25 and CHF 0.25			
Shares used in net earnings / (loss) per Class A Share computation:			
Weighted average Class A Shares outstanding - basic	1,600,880	1,600,880	1,600,880
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average Class A Shares outstanding - diluted	1,600,880	1,600,880	1,600,880
Net earnings / (loss) per Class A Share			
Basic weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.39)	(0.51)	(1.22)
Diluted weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.39)	(0.51)	(1.22)
Class B Shares, par value CHF 0.10, CHF 2.50 and CHF 2.50			
Shares used in net earnings / (loss) per Class B Share computation:			
Weighted average Class B Shares outstanding - basic	3,323,581	2,878,136	2,087,972
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average Class B Shares outstanding - diluted	3,323,581	2,878,136	2,087,972
Net earnings / (loss) per Class B Share			
Basic weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD)	(3.86)	(5.06)	(12.22)
Diluted weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD)	(3.86)	(5.06)	(12.22)

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the years ended December 31, 2024, 2023 and 2022, due to the Group's net loss position.

The following table shows the number of stock equivalents that were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive.

Dilutive vehicles with anti-dilutive effect	**2024**	**2023**	**2022**
Class B Shares			
Total stock options on Class B Shares	275,791	147,371	135,251
Total convertible instruments on Class B Shares	3,086	62,324	173,730
Total number of Class B Shares from dilutive vehicles with anti-dilutive effect	**278,877**	**209,695**	**308,981**
Class A Shares			
Total stock options on Class A Shares	392,720	392,720	392,720
Total number of Class A Shares from dilutive vehicles with anti-dilutive effect	**392,270**	**392,720**	**392,720**

Note 36.   Legal proceedings

We are currently not party to any legal proceedings and claims that is not provided for in our financial statements.

Note 37.   Related parties disclosure

Subsidiaries

The consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2024	% ownership as at December 31, 2023	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.75%	Main operating company. Sales and R&D services
SEALSQ France SAS	France	2010	EUR 1,473,162	12.55%	58.83%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF 680,000	100%	100%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR 4,000,000	95.75%	95.75%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51%	51%	Non trading
WISeKey USA Inc[1]	U.S.A.	2006	USD 6,500	95.75%	97.88%*	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	12.55%	58.83%	Sales & distribution
SEALSQ France, Taiwan Branch[3]	Taiwan	2017	TWD 100,000	12.55%	58.83%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF 100,000	90%	90%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF 100,000	100%	100%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100%	100%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000	51%	51%	Sales & distribution
WISe.ART AG	Switzerland	2020	CHF 114,286	87.5%	100%	Sales & distribution
WISeKey Vietnam Ltd	Vietnam	2021	VND 689,400,000	95.75%	95.75%	R&D
SEALSQ Corp[4]	British Virgin Islands	2022	USD 229,453	12.55%	58.83%	Sales & support
WISeKey (Gibraltar) Limited	Gibraltar	2022	GBP 100	100%	100%	Sales & support
WISeSat.Space AG	Switzerland	2023	CHF 100,000	100%	100%	Sales & distribution
SEALSQ USA Ltd	U.S.A.	2024	USD -	100%	-	Sales & support
SEALCOIN AG	Switzerland	2024	CHF -	100%	-	Sales & distribution
Trust Protocol Association	Switzerland	2019	CHF -	100%	100%	Association cofounded by WISeKey Equities AG involved in Internet security

[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA
[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding Ltd
[3] Formerly WISeKey IoT Taiwan
[4] Formerly SEAL (BVI) Corp.

Related party transactions and balances

	Related Parties (in USD'000)	Receivables as at December 31, 2024	2023	Payables as at December 31, 2024	2023	Net expenses to in the year ended December 31, 2024	2023	2022	Net income from in the year ended December 31, 2024	2023	2022
1	Carlos Moreira	-	-	1,441	460	-	-	-	-	-	-
2	John O'Hara	-	-	529	-	-	-	-	-	-	-
3	María Pía Aqueveque Jabbaz	-	-	14	10	78	116	34	-	-	-
4	Philippe Doubre	-	-	18	-	109	39	63	-	-	-
5	David Fergusson	49	-	-	10	429	61	68	-	-	-
6	Jean-Philippe Ladisa	-	-	19	14	179	116	53	-	-	-
7	Philippe Monnier	-	-	19	-	106	-	-	-	-	-
8	Peter Ward	-	-	1,638	295	272	-	-	-	-	-
9	Ruma Bose	-	-	13	11	97	33	-	-	-	-
10	Cristina Dolan	-	-	13	10	163	76	67	-	-	-
11	Danil Kerimi	-	-	13	6	105	8	-	-	-	-
12	Eric Pellaton	-	-	13	10	165	76	87	-	-	-
13	Hans-Christian Boos	-	-	-	-	-	-	158	-	-	-
14	Nicolas Ramseier	-	-	-	-	-	-	1	-	-	-
15	OISTE	158	178	83	104	309	321	252	184	119	157
16	Terra Ventures Inc	-	-	31	31	-	-	-	-	-	-
17	GSP Holdings Ltd	-	-	16	16	-	-	-	-	-	-
18	SAI LLC (SBT Ventures)	-	-	31	32	-	-	-	-	-	-
19	Related parties of Carlos Moreira	-	-	-	-	372	298	200	-	-	-
	Total	**207**	**178**	**3,891**	**1,009**	**2,384**	**1,144**	**983**	**184**	**119**	**157**

1. Carlos Moreira is the Chairman of the Board and CEO of WISeKey. Mr. Moreira is also the Chairman of the board of directors of SEALSQ Corp. A short-term payable to Carlos Moreira in an amount of USD 1,441,063 was outstanding as at December 31, 2024, made up of accrued bonuses.

2. John O'Hara is a member of the Board and CFO of WISeKey. Mr. O'Hara is also a member of the board of directors of SEALSQ Corp. A short-term payable to John O'Hara in an amount of USD 529,634 was outstanding as at December 31, 2024, made up of accrued bonuses.

3. María Pía Aqueveque Jabbaz is a Board member of the Group. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to her Board fee.

4. Philippe Doubre is a Board member of the Group, member of the Group's nomination & compensation committee, and a former advisor to the Group. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to his Board fee.

5. David Fergusson is a Board member of the Group, chairman of the Group's nomination & compensation committee and member of the Group's audit committee. Mr. Fergusson is also a member of the board of directors of SEALSQ Corp, chairman of the SEALSQ Corp's nomination & compensation committee and member of the audit committee of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to his Board fees.

6. Jean-Philippe Ladisa is a Board member of the Group, chairman of the Group's audit committee and member of the Group's nomination & compensation committee. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to his Board fee.

7. Philippe Monnier is a Board member of the Group. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to his Board fee.

8. Peter Ward is a Board member of the Group and was the CFO of WISeKey up until June 30, 2024. Mr. Ward is also a member of the board of directors of SEALSQ Corp and was SEALSQ Corp's CFO up until January 24, 2024. A payable balance of USD 1,638,539.98 is owing to Mr. Ward as at, December 31, 2024 in relation to accumulated unused vacation allowance while he was employed by the Group; it is disclosed in the balance sheet under accounts payable to Board Members for its current portion of USD 251,062 (see Note 19) and as indebtedness to related parties, noncurrent for its noncurrent portion of USD 1,387,478. The remaining payable balance to Mr. Ward as at, December 31, 2024 relates to his Board fee. The expenses recorded in the income statement in the year to December 31, 2024 relate to his Board fee. In line with ASC 850, the expenses incurred in the year to December 31, 2024 related to his compensation while he was employed by the Group do not require specific disclosure.

9. Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to her Board fee.

10. Cristina Dolan is a member of the board of directors of SEALSQ Corp and the Chairwoman of the audit committee of SEALSQ Corp. Ms. Dolan is also a former Board member of the Group, a former member of the Group's audit committee and a former member of the Group's nomination & compensation committee. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to her Board fees.

11. Danil Kerimi is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to his Board fee.

12. Eric Pellaton is a member of the board of directors of SEALSQ Corp, member of the SEALSQ Corp's nomination & compensation committee and member of the audit committee of SEALSQ Corp. Mr. Pellaton is also a former Board member of the Group and a former member of the Group's nomination & compensation committee. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to his Board fees.

13. Hans-Christian Boos was the managing director of arago GmbH and, until WISeKey divested it in 2022, the former minority shareholder of arago GmbH through two personal companies, Aquilon Invest GmbH and OGARA GmbH. A shareholder of OGARA GmbH, the company that purchased WISeKey's minority interest in arago, he was one of the beneficial owners benefitting from the purchase of WISeKey's 51% controlling interest in arago. Mr. Boos is also a former Board member of the Group.

14. Nicolas Ramseier is a former member of the Group's advisory committee.

15. The Organisation Internationale pour la Sécurité des Transactions Electroniques ("**OISTE**") is a Swiss non-profit making foundation that owns a cryptographic rootkey. In 2001 WISeKey SA entered into a contract with OISTE to operate and maintain the global trust infrastructures of OISTE. In line with the contract, WISeKey pays a regular fee to OISTE for the use of its cryptographic rootkey. Two members of the Board of Directors of WISeKey are also members of the Counsel of the Foundation which gives rise to the related party situation.
OISTE is also the minority shareholder in WISeCoin AG with a 10% ownership.
The receivable from OISTE as at December 31, 2024 and income recorded in the income statement in the year ended December 31, 2024 relate to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE. In the year 2024, the Group invoiced OISTE a total of CHF 161,307 (USD 183,876). The payable to OISTE as at December 31, 2024 and expenses relating to OISTE recognized in 2024 are made up of license and royalty fees for the year 2024 under the contract agreement with WISeKey SA.

16. Terra Ventures Inc has a 49% shareholding in WISeKey SAARC Ltd. Terra Ventures granted a GBP 24,507 loan to WISeKey SAARC Ltd on January 24, 2017. The loan is non-interest bearing and has no set repayment date.

17. GSP Holdings Ltd is a former shareholder in WISeKey SAARC Ltd. GSP Holdings Ltd granted a GBP 12,500 loan to WISeKey SAARC Ltd on February 2, 2017. The loan is non-interest bearing and has no set repayment date.

18. SAI LLC, doing business as SBT Ventures, is a former shareholder in WISeKey SAARC Ltd. SAI LLC granted a GBP 25,000 loan to WISeKey SAARC Ltd on January 25, 2017. The loan is non-interest bearing and has no set repayment date.

19. Three immediate family members of Carlos Moreira were employed by WISeKey SA in 2024. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm's length basis. The aggregate employment remuneration of these three immediate family members amounted to CHF 326,388 (USD 372,055) recorded in the income statement in 2024.

Note 38.   Subsequent events

Repayment of loan from Credit Agreement with ExWorks Capital Fund I, L.P
On February 14, 2025, the Group paid USD 2.5 million as full and final settlement of the loan with ExWorks (see detail in Note 22).

M&A negotiations with the shareholders of IC'ALPS SAS
On February 27, 2025, the Group announced that it has entered into exclusive negotiations with the shareholders of IC'ALPS SAS ("IC'ALPS"), an ASIC design and supply specialist based in Grenoble, France, to acquire 100% of the share capital and voting rights of IC'ALPS. These exclusive negotiations result from the execution of a Letter of Intent with IC'ALPS and its shareholders. The acquisition is subject to, amongst other items, the completion of the appropriate due diligence, execution of definitive agreements, and authorization by French regulatory authorities. This strategic acquisition would reinforce SEALSQ's commitment to advancing its Application-Specific Integrated Circuit (ASIC) development to meet the growing demand in the sector and add approximately 100 highly-skilled staff based out of IC'ALPS' current centers in Grenoble and Toulouse, France.

Note 39.   Impacts of ongoing conflicts

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The WISeKey group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group's supply chain in the future.

As at December 31, 2024, WISeKey assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas conflict

Israel's declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty.

The WISeKey group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of the war on its operations. However, depending on its duration and intensity, the war may adversely affect the global economy, financial markets and the Group's supply chain in the future.

As at December 31, 2024, WISeKey assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

Our business could suffer as a result of tariffs and trade sanctions or similar actions

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Recently, U.S. government leaders have increased their frequency of discussion of the imposition of stronger tariffs, sanctions, and other restrictions on goods exported from the United States or imported into the United States, and non-U.S. government leaders have increased their discussion of countermeasures. For example, in February 2025, the United States announced a proposed 25% tariff on imports of all semiconductor chips into the United States. As of March 2025, the U.S. President has reserved for further increases in the scope and amount of tariffs in the event of retaliatory countermeasures, and the future of existing tariffs, and as a result, the possibility for new tariffs and countermeasures, remains very uncertain. Although a large amount of our supply chain does not currently directly import products to the United States as we supply to contract manufacturers outside the United States, there is a possibility that any future tariffs may still impact upon our ability to sell our product and to remain competitive in the market. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

As at December 31, 2024, WISeKey assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

6.2.WISEKEY INTERNATIONAL HOLDING LTD STATUTORY FINANCIAL STATEMENTS

WISeKey International Holding AG

Statutory Financial Statements

As at December 31, 2024



Phone	+41 22 322 24 24	BDO Ltd
Fax	+41 22 322 24 00	Rte. De Meyrin 123
www.bdo.ch		Case postale 150
		1215 Genève 15

To the general meeting of

WISeKey International Holding Ltd
General-Guisan-Strasse 6
6300 Zug

Report on the Audit of the Financial Statements 2024

(for the period from 01.01.2024 to 31.12.2024)

17 April 2025



Phone +41 22 322 24 24
Fax +41 22 322 24 00
www.bdo.ch

BDO Ltd
Rte. De Meyrin 123
Case postale 150
1215 Genève 15

STATUTORY AUDITOR'S REPORT

To the general meeting of WISeKey International Holding Ltd, Zug

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of WISeKey International Holding Ltd (the Company), which comprise the Balance Sheet as at 31 December 2024, and the Income Statement for the year then ended, and Notes to the financial statements, including a summary of significant accounting policies.

In our opinion the financial statements (pages F-63 to F-77) comply with Swiss law and the Company's articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.



Phone   +41 22 322 24 24
Fax   +41 22 322 24 00
www.bdo.ch

BDO Ltd
Rte. De Meyrin 123
Case postale 150
1215 Genève 15

Key Audit Matter	How the Key Audit Matter was addressed in the audit

Valuation of Investments in subsidiaries

The Company carries investments in subsidiaries in the amount of CHF 20.6 million on the balance sheet. Investments are valued individually at acquisition costs less impairment. The valuation of investments involves judgment in the projections and assumptions used, which are sensitive to the expected future market developments that could affect the profitability of these entities.

We focused on this area due to the degree of management's judgment involved, its significant impact on the financial statements and the impact it has on presentation and disclosures.

We refer to Note 5 to the statutory financial statements for the Company's disclosure on the investments in subsidiaries.

We assessed the Company's impairment considerations and valuation for all significant investments for reasonableness.

We evaluated key assumptions used in the valuations relating to future expected cash flows and net asset values.

We assessed the appropriateness and completeness of the related disclosures in Note 5.

Valuation of intercompany loans

The Company carries an intercompany loan balance in the amount of CHF 3.1 million on the balance sheet.

We focused on this area due to its significant impact on the financial statements and the impact it has on presentation and disclosures.

We refer to Note 4 to the statutory financial statements for the Company's disclosure on the investments in subsidiaries.

We assessed the financial solvency of each corresponding subsidiary based on the net asset values as well as future expected cash flows.

We assessed the appropriateness and completeness of the related disclosures in Note 4.

Other Information

The board of directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information,we are required to report that fact. We have nothing to report in this regard.



Phone   +41 22 322 24 24   BDO Ltd
Fax   +41 22 322 24 00   Rte. De Meyrin 123
www.bdo.ch   Case postale 150
                                 1215 Genève 15

Responsibilities of the Board of Directors for the Financial Statements

The board of directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the board of directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the board of directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of the auditor's responsibilities for the audit of the financial statements is located at EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report-for-ordinary-audits. This description forms part of our auditor's report.

Report on Other Legal and Regulatory Requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the board of directors.

Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposal of the board of directors complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Geneva, 17 April 2025

BDO Ltd

Philipp Kegele   Sascha Gasser

Auditor in Charge

Licensed Audit Expert   Licensed Audit Expert

Balance Sheet as at December 31, 2024

ASSETS	**2024 CHF**	**Note ref:**	**2023 CHF**
Current Assets			
Cash and bank deposits	1'500'823		3'933'943
Short-term intercompany receivables	2'621'638	4	2'294'658
Other receivables	33'403		239'491
Prepaid expenses	412'778		394'609
Intercompany accrued income and interests	419'778	4	1'298'720
Total Current Assets	4'988'421		8'161'422
Non-current Assets			
Investments in subsidiaries, net	20'639'355	5	20'539'355
Intercompany loans	64'414	6	1'278'170
Total Capital Assets	20'703'769		21'817'525
Total Non-current Assets	20'703'769		21'817'525
TOTAL ASSETS	25'692'189		29'978'946

The accompanying notes are an integral part of these financial statements.

Balance Sheet as at December 31, 2024

LIABILITIES AND SHAREHOLDERS' EQUITY	2024 CHF	Note ref:	2023 CHF
Current Liabilities			
Trade payables	297'260		464'594
Intercompany accounts payable	979'946	7	1'177'919
Other payables	851'958	8	957'162
Accrued liabilities	3'056'648	9	2'750'323
Total Current Liabilities	5'185'811		5'349'998
Non-Current Liabilities			
Long term loans - interest bearing	9'069		168'269
Total Non-Current Liabilities	9'069		168'269
Total Liabilities	5'194'880		5'518'267
Shareholders' Equity			
Share Capital	352'565	10	8'090'595
Capital Contribution Reserves approved for tax purposes	48'061'292	10	48'061'292
Capital Contribution Reserves not yet approved*	24'222'732	10	14'263'893
Other Legal Capital Reserves	28'913'251	10	28'913'251
Reserve for Treasury Shares held by subsidiaries	119'880	11	283'760
Treasury Shares held by WISeKey International Holdings AG	(340'195)	11	(340'195)
Accumulated Deficit	(74'648'036)	12	(66'176'250)
Net Profit / (Loss) for the Period	(6'184'180)	12	(8'635'666)
Total Shareholders' Equity	20'497'309		24'460'680
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	25'692'189		29'978'947

*: this amount of capital contribution reserves is subject to the approval of the Swiss Federal Tax Administration. For further information, see also note 10.1 to the financial statements.

The accompanying notes are an integral part of these financial statements.

Income Statement for the Period

	2024 CHF	Note ref:	2023 CHF
INCOME			
Other Income	115'245		70'502
Management Fee Income	5'163'754		6'339'967
	5'278'999		6'410'469
OPERATING EXPENSES			
Salaries and Personnel Costs	(5'697'699)		(5'700'451)
Office Expenses	(9'606)		(8'073)
Insurances	(633'282)		(540'062)
Travel & Accommodation	(54'820)		(45'633)
Consultancy and Professional Services	(1'940'198)	15	(2'742'728)
Marketing	(113'087)		(203'429)
Management Fees and Intercompany Charges	(2'299'701)	16	(1'988'055)
Valuation Adjustments on Loans and Investments	(1'105'434)	17	(3'655'675)
FINANCIAL COSTS AND FINANCIAL INCOME			
Foreign Exchange (Loss)/Gain	214'431		(670'967)
Other Financial Charges	(21'834)		(126'849)
Financial Charges on Loan	(339'768)	18	(459'296)
Interest Income	587'160		579'130
Interest Expense	31'434		(36'578)
Profit on Sale of Treasury Shares	12'801	11	1'106'300
Loss on Sale of Treasury Shares	-	11	(8)
PRIOR PERIOD COSTS			
Prior Period Expenditure	(30'259)		2'629
NON-OPERATIONAL COSTS AND INCOME			
Non-Operating Losses	(63'316)	19	(556'389)
LOSS BEFORE TAXES	(6'184'180)		(8'635'666)
Taxes	-		-
LOSS FOR THE YEAR	(6'184'180)		(8'635'666)

The accompanying notes are an integral part of these financial statements.

Note 1. Background and Operations

WISeKey International Holding A.G., (**the Company**), was registered in Zug, Switzerland, on November 17, 2015 and was listed on the Swiss Stock Exchange, SIX AG, with the valor symbol "WIHN" on March 31, 2016. The Company's purpose is to incorporate, acquire, hold and dispose of participations in companies, both in Switzerland and abroad, especially in the field of cybersecurity and related areas. The Company may engage in all types of transactions that appear appropriate to promote, or are related to the purpose of the Company.

The annual average number of full-time equivalents (FTE) for 2024 and 2023 was more than 10 but less than 50.

The Company has a net payable of CHF 13'384 as at 31st December 2024 (zero outstanding at 31st December 2023) toward its pension funds.

On March 3, 2016, the Company acquired 100% of the shares of WISeTrust SA.

On March 22, 2016, WISeKey SA's shareholders exchanged a total of 90.3% of their shares into those of the Company shares. During 2017, several shareholders approached the Company to exchange their shares in WISeKey SA, having failed to participate in the original share exchange program of 2016. As at December 31, 2019, the Company had acquired an additional 5.28% of WISeKey SA's shares, bringing its holding up to 95.58%. The remaining 4.42% of the WISeKey SA's share capital will be obtained either through share exchanges or as part of a squeeze-out merger.

On September 20, 2016 the Company acquired the semiconductor assets and supporting operations from Inside Secure, a French company listed on the Euronext, Stock Exchange in Paris, in the form of a carve-out. The entity was renamed WISeKey Semiconductors. As part of the deal, the Company also acquired the supporting operations in Japan, Taiwan and Singapore, renamed WISeKey KK, WISeKey Taiwan and WISeKey Singapore Pte Ltd respectively.

On October 5, 2016, the Company established a Joint Venture, WISeKey SAARC Ltd, in London, U.K., for operations in the South Asian region. It owns 51% of the venture. WISeKey SAARC Ltd owns 88% of WISeKey India Private Ltd, a sales and support operation based in New Delhi, India.

On April 3, 2017, the Company acquired 85% of the share capital of QuoVadis Holding Ltd, a Bermudan-based company in the managed PKI and digital signature management business, having operations in the UK, Netherlands, Belgium, Germany and Switzerland, as well as Bermuda itself. As part of the consideration, a shareholders' put and call option agreement over the 15% remaining non-controlling interest ("NCI") was signed by the Group and the 15% NCI shareholders. Per the shareholders' put and call option agreement over the 15% non-controlling interest, WISeKey granted the non-controlling interest shareholders an option (put option) pursuant to which the non-controlling interest shareholders were entitled to sell all of their shares in QV Holding Ltd to WISeKey, and the non-controlling interest shareholders granted WISeKey an option (call option) pursuant to which WISeKey was entitled to buy all shares in QV Holding Ltd held by the non-controlling interest shareholders. Both options were exercisable at the earliest on May 01, 2018 and at the latest on May 31, 2018. In May 2018, the NCI shareholders exercised their put option. On May 24, 2018, the Company acquired the remaining 15% of QuoVadis Holding Ltd through the issue of 860,000 Ordinary B shares valued at CHF5.42 per share for a total consideration of CHF 4,664,994.

On January 16, 2019 the Company completed the sale of WISeKey (Bermuda) Holding Ltd (including all of its subsidiaries) to DigiCert, Inc. pursuant to a Share Purchase Agreement entered into by and between the Company and DigiCert, Inc. on December 21, 2018. As of January 16, 2019, the following subsidiaries are no longer part of the WISeKey Group: WISeKey (Bermuda) Holding Ltd., QuoVadis Trustlink Schweiz AG, QuoVadis Trustlink BVBA, QuoVadis Trustlink BV, QV BE BV, QuoVadis Trustlink GmbH, QuoVadis Services Ltd. and QuoVadis Ltd.

At January 16, 2019, the Regulatory Authority in Bermuda ("RAB") consent to transfer the ownership of QuoVadis Services Ltd had not yet been obtained. Therefore, in application of the SPA terms and conditions, the shares in QuoVadis Services Ltd. held by WISeKey (Bermuda) Holding Ltd were transferred to WISeKey International Holding AG who, as a result, held a 51% interest in QuoVadis Services Ltd, and WISeKey directly operated QuoVadis Services Ltd. on trust for DigiCert, Inc. until receipt of the RAB Consent and the effective transfer of the shares in QuoVadis Services Ltd. to DigiCert, Inc. The RAB Consent was received in February 2019 and the transfer of ownership of QuoVadis Services Ltd from the Company to DigiCert Inc. was effective on February 28, 2019.

During 2019, the Company applied to the SEC for permission to trade its shares, in the form of American Depository Receipts (ADRs), on a US exchange. On December 4, 2019, having received approval from both the SEC and the NASDAQ, the Company commenced trading of ADRs on the NASDAQ Global Market.

On February 1, 2021, the Company acquired 51% of the share capital of arago GmbH, a German company engaged in the use of Artificial Intelligence for the purpose of Knowledge Automation. As part of the deal, the Company also acquired the subsidiary operations in America and India. On March 14, 2022, the Company signed a Share Purchase and Transfer Agreement (the "SPTA") to sell its 51% ownership in arago GmbH and its affiliates (together "arago" or the "arago Group") to OGARA GmbH, with Neutrino Energy Property GmbH & Co. acting as "Buyer Guarantor", who signed on March 16, 2023. The completion of the sale was conditional on the consideration being transferred to WISeKey and the shares owned by the Group being transferred to OGARA GmbH. The sale was completed on June 24, 2022, when the shares owned by WISeKey in arago were transferred to OGARA GmbH as WISeKey issued a waiver to accept a delayed payment of the consideration, because of the high cash burn rate of arago.

On May 23, 2023, the Company distributed a dividend-in-kind in the form of 1,500,300 Ordinary Shares in its subsidiary undertaking, SEALSQ Corp. SEALSQ Corp's Ordinary Shares began trading on the Nasdaq exchange on May 23, 2023.

As of December 31, 2024, the Company continued to hold 12.55% of the share capital of SEALSQ Corp and 52.99% of the voting rights of SEALSQ Corp.

Note 2. Future Operations

The Company made a loss from operations in this reporting period, which includes significant provisions made against receivables due from subsidiary companies. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The Company made a loss of CHF 6,184,180 (2023: loss of CHF 8,635,666).
Historically, the Company has been dependent on debt and equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

On Octobre 23, 2024, WISeKey entered into two Agreements for the Subscription of up to $15M Convertible Notes each with (the "Anson Facility") Anson Investments Master Fund LP ("Anson") and with (the "L1 facility") L1 Captial Global Opportunities Master fund, pursuant to which Anson & L1 commits to grant a loan to WISeKey for up to a maximum amount of USD 15 million each divided into tranches of variable sizes, during a commitment period of 24 months ending Octobre 22, 2026. On December 12, 2024, WISeKey and Anson and L1 signed the First Amendment to the Subscription Agreement (the "Anson First Amendment" and "L1 First Amendment"), pursuant to which, for the remaining facility, WISeKey has the right to request Anson and L1 to subscribe for six "accelerated" note tranches of up to USD 2,500,000 each. The "minimum" Conversion Amount is US$ 100,000 and Conversion Amounts must be in multiples of US$ 100,000 (the "Anson Accelerated Tranches" and "L1 Accelerated Tranches") at the date and time determined by WISeKey during the commitment period, subject to certain conditions. In 2024, WISeKey made one subscription under the Anson Facility and L1 Facility. As at December 31, 2024, the outstanding for each Anson Facility & L1 Facility available was USD 13.75 million.

The Anson Facility and L1 Facility will be used as a safeguard should there be any additional cash requirements not covered by other types of funding.

Based on the Group's cash projections for the next 12 months to April 30, 2026, it has sufficient liquidity to fund operations and financial commitments. Management therefore believe it is correct to present these figures on a going concern basis.

Note 3. Significant accounting policies

These financial statements were prepared according to the provisions of the Swiss financial reporting law (32nd title of the Swiss Code of Obligations). Due to rounding, numbers presented throughout this report may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount. Certain prior year numbers were reclassified to conform to the current year presentation.

As WISeKey International Holding AG prepares consolidated financial statements under a recognized accounting standard (US GAAP), it has elected in these statutory financial statements, as permitted by law, not to prepare a management report and to omit a cash flow statement and notes on interest-bearing liabilities and audit fees.

The significant accounting policies adopted by the Company are as follows:

Foreign currency translation

The accounting records of the Company are maintained in Swiss Francs. All transactions in other currencies are translated into Swiss Francs at the rate prevailing at the time of the transaction. Assets and liabilities in other currencies remaining at the balance sheet date are translated at the appropriate year-end rate. Transaction and translation foreign exchange profits and losses are included in the statement of income and expenses in the year in which they are incurred. Unrealized foreign exchange gains on non-current assets and liabilities at the balance sheet date are provided for in accrued liabilities at the year-end.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits, and short-term highly liquid investments, which are convertible to a known amount of cash and bear an insignificant risk of change in value.

Restricted Cash

Restricted cash is defined as cash held on behalf of the Company in accounts outside of the Company's direct control and that can only be transferred to the Company upon the fulfilment of specific criteria.

Tax

The Company is liable for Swiss federal income tax and cantonal/communal income and capital taxes and therefore accrues for all taxes due for the period.

Other investments

Other investments are carried at cost less any necessary provision for impairment in value.

Investments in subsidiaries

Investments in subsidiaries are carried at cost less any necessary provision for impairment in value.

Treatment of sale of treasury shares

Treasury shares are held at historic cost at the date of acquisition. Gains and losses made upon the sale of treasury shares are recognized in the income statement.

Debt issuance costs

It is the Company policy to capitalize issuance costs on long-term credit facilities, defined as those with a duration in excess of one year at the point of inception. These costs are amortized over the life of the credit facility to which they relate.

Note 4. Short-term intercompany receivables and accrued income

As the Ultimate Parent Company of the Group, WISeKey International Holding AG incurs costs that are for the benefit of other companies within the Group. The Company raises invoices to its subsidiary undertakings for the recharge of these costs.

Note 5. Investments in subsidiaries, net

Cost CHF	Ownership/Voting interests %	Net value of the investment as at 31.12 2024	Ownership/Voting interests %	Net value of the investment as at 31.12 2023
WISeKey SA	**95.75%**	-	**95.75%**	-
Geneva, Switzerland				
WISeTrust SA	**100%**	4'102'244	**100%**	4'102'244
Geneva Switzerland				
WISeKey SAARC Ltd	**51%**	-	**51%**	-
London, United Kingdom				
WISeCoin AG	**90%**	-	**90%**	-
Zug, Switzerland				
WISeKey Equities AG	**100%**	100'000	**100%**	100'000
Zug, Switzerland				
WISeKey Semiconductors GmbH	**100%**	27'916	**100%**	27'916
Munich, Germany				
WISe.Art AG (formerly TrusteCoin AG)	**87.5%**	100'000	**100%**	100'000
Zug, Switzerland				
WISeSat.Space AG	**100%**	100'000	**100%**	100'000
Zug, Switzerland				
WISeKey Arabia - Information Technology	**51%**	25'116	**51%**	25'116
Jeddah, Saudi Arabia				
WISeKey (Gibraltar) Limited	**100%**	121	**100%**	121
Gibraltar				
SEALCOIN AG	**100%**	100'000		
Zug, Switzerland				
SEALSQ Corp.	**12.55% /**	16'083'958	**58.83% /**	16'083'958
British Virgin Islands	**52.99%**		**69.42%**	
Total		**20'639'355**		**20'539'355**

Management has reviewed the carrying value of the investments in the Company's subsidiaries and has determined that the carrying values remain appropriate.

In assessing the potential impairment of the investments, the Company considers the net asset value, the expected cash-flows that will be generated by each of these investments and the market capitalization of the Group. Management believes that, on the basis of this and other than as set out in note 21, the carrying value of these investments as at December 31, 2024 is not impaired.

WISeKey International Holding AG and SEALSQ France SAS (previously WISeKey Semiconductors SAS) entered into a Capital Increase Agreement on December 15, 2022, whereby an amount of EUR 7 million (CHF 6,870,959 at the prevailing rate of exchange) owed to WISeKey International Holding AG by WISeKey Semiconductors SAS was converted into a capital contribution by way of an offset with the outstanding debt under the Revolving Credit Agreement and the loans resulting from the above-mentioned debt transfers. Under the terms of this agreement, the investment in SEALSQ France SAS was increased by EUR 7 million (CHF 6,870,959) and the balance owed to WISeKey International Holding AG was reduced by an equivalent amount.

On January 1, 2023, the Company transferred 100% of the issued share capital of SEALSQ France to another subsidiary undertaking, SEALSQ Corp in return for the issuance of 7,501,400 Ordinary Shares and 1,499,700 Founder Shares in SEALSQ Corp. On May 23, 2023, the Company distributed 1,500,300 Ordinary Shares to its shareholders by way of a dividend-in-kind from reserves from capital contributions.
SEALSQ Corp made further capital increases in 2023 & 2024 meaning that, as at December 31, 2024, the Company owned 12.55% of SEALSQ Corp and held 52.99% of the voting rights of SEALSQ Corp.

On July 16, 2024 the company acquired 100% of the issued share capital of SEALCOIN AG, a newly incorporated company registered in Zug, Switzerland for a total consideration of CHF 100,000, with the purpose to provide consultancy services and services of all kinds in Switzerland and abroad, in the field of the Internet of Things (IoT).

Note 6. Intercompany loans

The Company has extended multiple loans to its subsidiary undertakings. These bear an interest rate of 2.5% per annum.

Note 7. Intercompany accounts payable

Intercompany accounts payable includes charges payable to the Company's subsidiary undertaking, WISeKey SA, for management fees charged and costs incurred on behalf of the Company.

Note 8. Other payables

The Other Payables relate to salary related payments that were due as at December 31, 2024.

Note 9. Accrued liabilities

The accrued liabilities include a provision for accrued vacation not yet taken by the employees.

Note 10. Share Capital

The Company has 2 classes of shares in its share capital, Class "A" shares with a nominal value of CHF 0.01 per share and Class "B" shares with a nominal value of CHF 0.10 per share. Both classes of share have the same voting rights, namely 1 share, 1 vote. Only the Class "B" shares are listed on the International Reporting Standard of the SIX Stock Exchange.

On December 4, 2019, the Companies' American Depositary Shares ("ADS") started trading on The Nasdaq Stock Market LLC ("NASDAQ") under the ticker symbol WKEY. Each ADS represents five Class B Shares. As at December 31, 2024, 5,102,504 (2023: 1,802,140) ADSs were outstanding.

	31 December 2024		31 December 2023	
	Number of Shares	CHF	Number of Shares	CHF
Share Capital Class "A" Shares	1'600'880	16'009	1'600'880	16'009
Share Capital Class "B" Shares	4'070'522	407'052	3'365'560	336'556
Total Share Capital	5'671'402	423'061	4'966'440	352'565
Issued Share Capital	5'671'402	423'061	4'966'440	352'565
Authorised Share Capital, not issued, Class "B" Shares	1'618'117	161'812	1'618'117	161'812
Conditional Share Capital Class "A" Shares	400'000	4'000	400'000	4'000
Conditional Share Capital Class "B" Shares	505'628	50'563	1'210'590	121'059

10.1 Movement of share capital

The movements of the changes in shareholders' equity are explained further here.

Movements in shareholders' equity in 2024 mainly relate to the issuance of shares resulting from the change in nominal values of the Class "A" and class "B" shares.

The legal general reserves from capital contribution relate to capital contributions contributed to the Company by its shareholders since 1997, which, under Swiss tax law, may be distributed without being subject to Swiss withholding tax effective January 1, 2011, if certain conditions are met.

One of the conditions is that the reserves from capital contribution have to be declared to the Federal tax administration no later than 30 days following the ordinary general meeting of the shareholders.

As of December 31, 2023, capital contribution reserves of CHF 78'761'639 have been approved by the Swiss Tax authorities. Following the payment of the dividend-in-kind on May 23, 2023 from approved reserves from capital contributions in the amount of CHF 1'787'096, an amount of

CHF 28,913,251 was additionally transferred from the approved capital contribution reserve to Other Legal Capital Reserves. This represents the difference between the book value of the shares in SEALSQ Corp that were distributed through the dividend in kind and the market value based upon the Variable Weighted Average Price (VWAP) of the shares of SEALSQ Corp on the first day of trading on the Nasdaq exchange.

On June 30, 2023, the Company completed a reverse split whereby 1 new Class "A" Share was issued for every 25 old Class "A" Shares held and 1 new Class "B" Share was issued for every 50 old Class "B" Share held.

On June 28, 2024, the Company changed the nominal values of the Class "A" Shares from CHF 0.25 to CHF 0.01 and of the Class "B" Shares from CHF 2.50 to CHF 0.10.

10.2 Conditional share capital

The share capital may be increased in an amount not to exceed CHF 50,562.80 with a nominal value of CHF 0.10 per share and CHF 4,000 with a nominal value of CHF 0.01 per share.

Its use is limited to 3 categories, namely:

- up to an amount of CHF 31,917.40 by the issuance of up to 319,174 fully paid-in Class B Shares with a nominal value of CHF 0.10 through the exercise of conversion, option, exchange, warrant or similar rights for the subscription of shares granted to third parties or shareholders in connection with bonds (including convertible bonds and bonds with options), options, warrants, notes, other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by, or of a member of, the Company (the "Rights-Bearing Obligations"); and

    up to an amount of CHF 18,645.40 by the issuance of up to 186,454 fully paid-in Class B Shares with a nominal value of CHF 0.10 in connection with the issuance of Class B Shares, Rights-Bearing Obligations, options or other share-based awards granted to members of the Board of Directors, members of executive management, employees, contractors, consultants or other persons providing services to the Company or a member of the Company.

- Up to an amount of CHF 4,000.00 by the issuance of up to 400,000 fully paid-in Class A Shares with a nominal value of CHF 0.01 in correction with the issuance of Class A Shares, Rights-Bearing Obligations, options or other share-based awards granted to members of the Board of Directors, members of executive management, employees, contractors, consultants or other persons providing services to the Company or a member of the Company

10.3 Capital band

The Company has a capital band ranging from CHF 320,202.36 (lower limit) to CHF 514,376.56 (upper limit). The Board of Directors shall be authorized within the capital band to increase or reduce the share capital once or several times and in any amounts or to acquire shares directly or indirectly, until June 27, 2029 or until an earlier complete use or until an earlier expiry of the capital band. The capital increase may be effected by issuing up to 1,618,117 fully paid-in registered shares with a par value of CHF 0.10 each and cancelling up to 323,623 registered shares with a par value of CHF 0.10 each, or by increasing or reducing the par value of the existing shares by up to CHF 161,811.76 and CHF 32,362.44, respectively, within the limits of the capital band or by simultaneous reduction and re-increase of the share capital.

In the event of a capital increase within the capital band, the Board of Directors shall, to the extent necessary, determine the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or of profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trade with subscription rights. It may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.
In the event of a share issue the Board of Directors is authorized to withdraw or restrict subscription rights of existing shareholders and allocate such rights to third parties (including individual shareholders), the Company or any of its group companies:
- if the issue price of the new shares is determined by reference to the market price; or
- for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the subscription rights of existing shareholders; or
- for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or
- for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

- for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

- for the participation of members of the Board of Directors, members of the Executive Committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies.

10.4 Significant shareholders

The Swiss Financial Market Infrastructure Act (**FMIA**) and the rules and regulations promulgated thereunder, to which the Company and beneficial owners of its Shares are subject, requires persons who directly, indirectly or in concert with other parties acquire or dispose of Shares or purchase or sale rights or obligations relating to such Shares, and, thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33 $^{1/3}$%, 50% or 66 $^{2/3}$% of the Company's voting rights (whether exercisable or not) to notify the Company and the Disclosure Office of SIX of such acquisition or disposal in writing.

Each Class A share and each Class B share carries one vote at a general meeting of shareholders of the Company and, as such, the number of shares held by each person or entity set forth below is equal to the number of voting rights held by such person or entity.

The following table sets out, to the knowledge of the Company, beneficial owners holding 3% or more of the voting rights of the Company as disclosed on the SIX disclosure platform on December 31, 2024. The percentages indicated above have been established based on the share capital of the Company registered with the commercial register of the Canton of Zug on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. For a full review of the disclosure reports, including with respect to sale and purchase positions, that were made to the Company and the SIX Disclosure Office during fiscal year 2024, and then published on the SIX electronic publication platform in accordance with the FMIA and the rules and regulations promulgated thereunder, please refer to the search facility of the SIX Disclosure Office at https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

Name	Number of Shares owned		Purchase Position	Sale Position	Total number of voting rights	Percentage of voting rights
	Class A Shares	Class B Shares	Class B Shares	Class B Shares		
A lock-up group consisting of: Carlos Moreira and one additional individual	1'600'880	- -	- -	- -	1'600'880	28.23%

Note 11. Reserve for Treasury Shares

During the year, the Company and its subsidiary undertaking, WISeKey Equities SA, acquired Treasury Shares for various purposes. These Treasury shares came from various sources. A summary of the Treasury Shares acquired is as follows:

- On July 9, 2019, the Company started a share buyback program to buy back the Company's class B shares up to a maximum 10.0% of the share capital and 5.35% of the voting rights. On July 29, 2020, the Company extended its share buyback program to include the purchase of ADS. In compliance with Swiss Law, at no time will WISeKey hold more than 10% of its own registered shares. At December 31, 2024, the Company held 8,549 (December 31, 2023: 8,549) Ordinary 'B' shares purchased through the share and ADS buyback program.

- WISeKey Equities SA, a subsidiary of the Company, holds Ordinary 'B' shares purchased at nominal value for the purpose of fulfilling exercise notices under option agreements, SEDA drawdowns and other such arrangements. 65,545 (2023: 9,172,967) were sold for the purpose of settling conversions and fees relating to L1 Capital Global Opportunities Master Fund. At December 31, 2024, there remained 47,959 Ordinary 'B' shares held by WISeKey Equities SA (December 31, 2023: 113,504)

Treasury shares held by subsidiaries	Number of shares	Reserve for treasury shares held by subsidiaries as at 31.12.2024 (CHF)		Number of shares	Reserve for treasury shares held by subsidiaries as at 31.12.2023 (CHF)
January 1, 2024	113'504	283'760	January 1, 2023	39'904	1'995
Number of shares purchased / sold, reserves transferred prior to nominal value change	(48'673)	(121'683)	Number of shares purchased / sold, reserves transferred prior to reverse split	5'830'946	291'547
June 30, 2024	64'831	162'078	June 30, 2023	5'870'850	293'543
Balance at July 1	64'831	162'078	Balance at July 1 post reverse split	117'417	293'543
Number of shares purchased / sold, reserves transferred post to nominal value change	(16'872)	(42'180)	Number of shares purchased / sold, reserves transferred post reverse split	(3'913)	(9'783)
December 31, 2024	47'959	119'898	December 31, 2023	113'504	283'760

In 2024, WISeKey Equities sold 65,545 shares with an average price of CHF2.50.
In 2023, prior to the reverse split carried out on June 30, 2023, WISeKey Equities SA purchased 15,000,000 treasury shares during 2023 with an average purchase price of CHF0.05, Treasury share sales totaled 9,172,967 with an average sale price of CHF 0.05 per share Subsequent to the reverse split, WISeKey Equities sold 3,913 shares with an average sale price of CHF2.50 per share.

Treasury shares held by WISeKey International Holding AG (WIHN)	Number of shares	Cost of treasury shares held by WIHN as at 31.12.2024 (CHF)		Number of shares	Cost of treasury shares held by WIHN as at 31.12.2023 (CHF)
January 1, 2024	8'549	340'195	January 1, 2023	417'360	338'440
Number of shares purchased / sold, reserves transferred prior to nominal value change			Number of shares purchased / sold, reserves transferred prior to reverse split	(10)	(10)
June 30, 2024	8'549	340'195	June 30, 2023	417'350	338'430
Balance at July 1 post nominal value change	8'549	340'195	Balance at July 1 post reverse split	8'347	338'430
Number of shares purchased / sold, reserves transferred post to nominal value change			Number of shares purchased / sold, reserves transferred post reverse split	202	1'764
December 31, 2024	8'549	340'195	December 31, 2023	8'549	340'195

In 2024 there have been 65,545 shares sales with an average price of CHF 2.70. In 2023 prior to the reverse split effected on June 30, 2023, treasury share purchases by the Company during 2023 totaled 9,169,013 with an average purchase price of CHF 0.05 per share . Treasury share sales totaled 9,169,023 with an average sale price of CHF 0.17 per share Subsequent to the reverse split, treasury share purchases by the Company totaled 202 with an average purchase price of CHF 8.74 per share.
During the year 2024, the Company recognized profits of CHF 12,801 (2023: 1,106,292) on the sale of Treasury Shares.

Total Treasury shares	Number of shares	Total reserve for treasury shares as at 31.12.2024 (CHF)		Number of shares	Total reserve for treasury shares as at 31.12.2023 (CHF)
January 1, 2024	122'053	623'955	January 1, 2023	457'264	340'435
Number of shares purchased / sold, reserves transferred prior to nominal value change	(48'673)	(121'683)	Number of shares purchased / sold, reserves transferred prior to reverse split	5'830'936	291'538
June 30, 2024	73'380	502'272	June 30, 2023	6'288'200	631'973
Balance at July 1	73'380	502'272	Balance at July 1 post reverse split	125'764	631'973
Number of shares purchased / sold, reserves transferred post to nominal value change	(16'872)	(42'180)	Number of shares purchased / sold, reserves transferred post reverse split	(3'711)	(8'018)
December 31, 2024	56'508	460'092	December 31, 2023	122'053	623'955

WISeKey International Holding AG has met the legal requirements of the Swiss Code of Obligations under Article 659 et. seq. for the treasury shares.

In 2024 there have been no purchases of treasury shares. In 2023 prior to the reverse split effected on June 30, 2023, treasury share purchases by the Group during 2023 totaled 15,000,000 with an average purchase price of CHF 0.05 per share. On the 28th June 2024, there was a nominal value change of CHF 2.50 per share to CHF 0.10 per share. Before the nominal change, WISeKey Equities sold 48,673 shares with an average price of CHF2.50. Subsequent to the nominal change, WISeKey Equities sold 16,872 shares with an average sale price of CHF0.10 per share. In 2024 there have been 65,545 Treasury shares sales with an average price of CHF 2.70. In 2023 Treasury share sales totaled 9,169,064 with an average sale price of CHF 0.17 per share. Subsequent to the reverse split of 30 June 2023, treasury share purchases by the Group totaled 202 with an average purchase price of CHF 8.74 per share. Treasury share sales in 2023 subsequent to the reverse split totaled 3,913 with an average sale price of CHF3.70 per share.

Note 12. Movements in reserves

Accumulated deficit	Accumulated deficit as at 31.12.2024	Accumulated deficit as at 31.12.2023
CHF		
January 1	(74'811'916)	(65'894'485)
Transfer to/(from) reserve for treasury shares	278'964	(281'765)
Net loss for the period	(6'184'180)	(8'635'666)
December 31	(80'717'132)	(74'811'916)

Due to the decrease (2023: increase) in the balance of Treasury Shares held by WISeKey Equities SA (see note 11), a subsidiary undertaking of the Company, CHF 278,964 has been transferred to (2023: CHF 281,765 transferred from) the Accumulated Deficit into the Reserve for Treasury Shares held by Subsidiaries.

Note 13. Guarantees to Related Parties

On May 10, 2022, the Company signed a written agreement to subordinate its claims against WISeKey SA for an amount of CHF 15,000,000 until such time as the liabilities of WISeKey SA are covered by its assets.

On March 1, 2024, the Company signed a written guarantee in favor of WISeKey SA for the value of investments in and long-term receivables owed by certain subsidiaries of WISeKey SA.

On March 1, 2024, the Company provided a letter of comfort to its subsidiary WISeKey SA. The Company confirmed that it will provide financial and other support to WISeKey SA for at least the next 24 months and thereafter for the foreseeable future.

On February 22, 2023, the Company provided a letter of comfort to its subsidiary SEALSQ France SAS. The Company confirmed that it will provide financial and other support to WISeKey Semiconductors for at least the next 24 months and thereafter for the foreseeable future.

Note 14. Shares & Options held by Board of Directors and Executive Management

Shareholding per Board members' confirmation

	Class A shareholding	ADS	Class B shareholding			% of voting rights	
			Own name	ADS Equivalent	Total		Name of the Related Party Transaction
María Pía AQUEVEQUE JABBAZ	-	-	-	-	-	0.0%	
Philippe DOUBRE	-	-	-	-	-	0.0%	
David FERGUSSON	-	-	20	-	20	0.0%	
Jean-Philippe LADISA	-	-	1'339	-	1'339	0.0%	
Philippe MONNIER	-	-	6'773	-	6'773	0.1%	
Carlos CREUS MOREIRA	1'593'461	24'000	82'031	12'000	94'031	33.98%	
John O'HARA	-	-	1'917	-	1'917	0.0%	
Peter WARD	7'419	-	129	-	129	0.1%	

The share options held by the Board of Directors and Executive Management as at December 31, 2024 were as follows:

	Class A Options	Class B Options
María Pía AQUEVEQUE JABBAZ	-	5'922
Philippe DOUBRE	-	-
David FERGUSSON	-	24'523
Jean-Philippe LADISA	-	32'667
Philippe MONNIER	-	-
Carlos MOREIRA	218'180	68'225
John O'HARA	-	4'000
Peter WARD	174'540	80'204

Note 15. Consultancy and Professional Services

The main costs incurred under Consultancy and Professional Services in the year includes CHF 759,288 (2023: 1,615,149) of legal costs and for accountancy fees, a further CHF 434,766 (2023: CHF 443,759) .

Note 16. Management Fees and Intercompany Charges

Costs incurred under Management Fees and Intercompany Charges in the year includes CHF 2,280,332 (2023: CHF 1,962,711) relating to management fees charged by its subsidiary undertaking, WISeKey SA, for salaries and associated costs incurred on behalf of the parent company.

Note 17. Valuation Adjustments on Loans and Investments

Following reviews of the carrying value of its Intercompany Loans and Investments in 2019, 2020 and 2021, the Company decided to make a valuation adjustment to reduce the carrying value of its Loans and Investments with WISeCoin AG and WISeKey India Pte Limited. Following a review in 2022, the Company decided to make a valuation adjustment to reduce the carrying value of its Loans and Investments with WISeKey SA and WISeKey SAARC Limited, whilst also increasing the valuation adjustment to include further amounts owed by WISeCoin AG and WISeKey India. Following a further review in 2023, the Company decided to make a valuation adjustment to reduce the carrying value of its Loans and Investments with WISeArt AG and WISeKey USA Inc., whilst also increasing the valuation adjustment to include further amounts owed by WISeKey SA, WISeCoin AG and WISeKey India. Following the last review in 2024 it was decided to include further amounts owed by WISeKey SA, WISeCoin AG and WISeKey USA Inc. As for WISeArt AG due to a reduction of total amounts owned, that valuation adjustments has been adapted accordingly.
These were all due to the uncertainty surrounding the recoverability of these balances.

During 2021, the Company agreed to forgive part of the loans due to it from its subsidiary, SEALSQ France SAS (previously WISeKey Semiconductors SAS). This was due to historic losses made by SEALSQ France SAS with a significant amount of this being as a result of the impact of the COVID-19 pandemic on the Company's revenues. The Company has retained the right to receive repayment of a maximum of €3,000,000 of these amounts when WISeKey Semiconductors SAS returns to profitability.

Note 18. Financial Charges on Loan

The financial charges on loans relate to the financing facilities arranged by the Company with L1 Capital Global Opportunities Master Fund and Anson Investments Master Fund LP.

Note 19. Non-Operating Losses

The 2023 non-operating loss incurred relates to transfer taxes due on the purchase and sale of treasury shares and shares in subsidiary undertakings as well as stamp duties payable on the issuance of additional share capital.

Note 20. Impact of ongoing Conflicts

Impacts of the war in Ukraine
Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.
The WISeKey group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group's supply chain in the future.
As at December 31, 2024, WISeKey has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas conflict
Israel's declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty.
The WISeKey group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of the war on its operations. However, depending on its duration and intensity, the war may adversely affect the global economy, financial markets and the Group's supply chain in the future.
As at December 31, 2024, WISeKey has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes

<table>
<tr><td>**J. O'Hara**</td><td>**C. Moreira**</td></tr>
<tr><td>Chief Financial Officer</td><td>Chairman and Chief Executive Officer</td></tr>
</table>

WISeKey International Holding AG

Proposed appropriation of accumulated losses

	2024	2023
	CHF	CHF
Net loss for the year	-6'184'180	-8'635'666
Accumulates losses brought forward*	-74'532'952	-66'176'251
Accumulated losses to the Annual General Meeting	-80'717'132	-74'811'916

The Board of Directors proposes the following appropriation of accumulated losses at the end of the year:

	2024	2023
Allocation to the general reserve	-	-
Loss to be carried forward	-80'717'132	-74'811'916
	-80'717'132	-74'811'916

	2024	2023
*Accumulated losses brought forward	-74'811'916	-65'894'486
reclassification treasury shares held by subsidiaries	278'964	-281'765
	-74'532'952	-66'176'251